SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of March 2020

(Commission File No. 001-32221)

GOL LINHAS AÉREAS INTELIGENTES S.A.

(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.

(Translation of registrant’s name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

GOL LINHAS AÉREAS INTELIGENTES S.A.

(Companhia Aberta)

C.N.P.J./M.F. nº 06.164.253/0001-87

N.I.R.E. 35.300.314.441

PROPOSTA DA ADMINISTRAÇÃO

Assembleia Geral Ordinária

16 de abril de 2020

GOL LINHAS AÉREAS INTELIGENTES S.A.

(Companhia Aberta)

C.N.P.J./M.F. nº 06.164.253/0001-87

N.I.R.E. 35.300.314.441

ÍNDICE

1.	Capa		01
2.	Comentários preliminares		03
Assembleia Geral Ordinária:
3.	Documentos e Informações para Atendimento da Instrução CVM nº 481/2009 e Instrução CVM nº552/2015		04
	3.1.	Proposta de Remuneração dos Administradores para o exercício de 2020	04
	3.2.	Proposta de Destinação do Resultado referente ao exercício de 2019	05
	3.3.	Comentário dos administradores sobre a situação financeira da Companhia (item 10 do Formulário de Referência)	06
	3.4.	As informações referentes aos candidatos indicados ou apoiados pela administração ou pelos acionistas controladores, nos termos dos itens 12.5 a 12.10 do Formulário de Referência (Assembleia Geral e Administração)	64
	3.5.	Remuneração dos Administradores (item 13 do Formulário de Referência)	102
4.	Relatório Anual do Comitê de Auditoria Estatutário sobre as Demonstrações Financeiras da Companhia		141
5.	Declaração dos Administradores de que reviram, discutiram e concordaram com as Demonstrações Financeiras da Companhia		144
6.	Declaração dos Administradores de que reviram, discutiram e concordaram com as opiniões expressas no Parecer dos Auditores Independentes		145
7.	Parecer do Conselho Fiscal		146

GOL LINHAS AÉREAS INTELIGENTES S.A.

(Companhia Aberta)

C.N.P.J./M.F. nº 06.164.253/0001-87

N.I.R.E. 35.300.314.441

2.          COMENTÁRIOS PRELIMINARES

A Administração da Gol Linhas Aéreas Inteligentes S.A. (“Companhia”) informa, preliminarmente, que os documentos relacionados abaixo, e em anexo neste documento, já estão disponíveis aos Srs. Acionistas na sede social da Companhia e divulgados nos websites de: Relação com Investidores (http://www.voegol.com.br/ri), da Comissão de Valores Mobiliários (“CVM”) (www.cvm.gov.br) e da B3 S.A. - Brasil, Bolsa e Balcão (“B3”) (www.b3.com.br), em conformidade com as determinações legais, bem como em atendimento às Instruções CVM nº 480/2009 e 481/2009, a Instrução CVM nº 552/2014, e ainda ao Ofício-Circular nº 02/2020 expedido pela Superintendência de Relações com Empresas da CVM.

•       Relatório Anual da Administração;

•       Cópia das Demonstrações Financeiras;

•       Parecer dos Auditores Independentes;

•       Declaração dos Administradores de que reviram, discutiram e concordaram com as demonstrações financeiras da Companhia;

•       Declaração dos Administradores de que reviram, discutiram e concordaram com as opiniões expressas no Parecer dos Auditores Independentes;

•       Relatório Anual e Parecer do Comitê de Auditoria Estatutário da Companhia;

•       Release de resultados relativos ao 4º trimestre de 2019; e

•       Formulário de Demonstrações Financeiras Padronizadas - DFP.

•       Parecer do Conselho Fiscal

GOL LINHAS AÉREAS INTELIGENTES S.A.

(Companhia Aberta)

C.N.P.J./M.F. nº 06.164.253/0001-87

N.I.R.E. 35.300.314.441

3.         ASSEMBLEIA GERAL ORDINÁRIA

3.1              PROPOSTA DE REMUNERAÇÃO GLOBAL DOS ADMINISTRADORES PARA O EXERCÍCIO DE 2020

A Administração da Companhia propõe um montante Global e anual de R$ 28.189.603,54 (vinte e oito milhões, cento e oitenta e nove mil, seiscentos e três reais e cinquenta e quatro centavos) para a remuneração dos Administradores da Companhia (Conselho de Administração e Diretoria) para o exercício de 2020, observado o disposto na legislação em vigor e no Estatuto Social da Companhia. O referido valor inclui os encargos trabalhistas e fiscais sobre os valores de natureza salarial e decorrentes da transferência das ações restritas, nos termos do Plano de Ações Restritas aprovado em Assembleia Geral Extraordinária em 19 de outubro de 2012. O valor líquido para a remuneração dos Administradores para o exercício de 2020, correspondente a R$ 21.921.670,62 (vinte e um milhões, novecentos e vinte e um mil, seiscentos e setenta reais e sessenta e dois centavos), representa uma redução de 5% (oito por cento) frente à remuneração líquida global realizada dos Administradores no exercício de 2019. A variação reflete o reajuste da remuneração, com base em acordo coletivo.

Para o exercício de 2019, foi aprovada uma proposta de remuneração líquida dos administradores no valor de R$ 25.062.311,58 (vinte e cinco milhões, sessenta e dois mil, trezentos e onze reais e cinquenta e oito centavos). O valor efetivamente realizado durante o referido período foi de R$ 23.075.234,58 (vinte e três milhões, setenta e cinco mil, duzentos e trinta e quatro reais e cinquenta e oito centavos), líquido de encargos trabalhistas e fiscais, que representa uma redução de 8% (oito por cento) em relação ao montante aprovado.

Informações adicionais e pormenorizadas, nos termos do Artigo 12, inciso II da Instrução CVM 481/2009, conforme item 13 do Formulário de Referência, encontram-se disponíveis no Anexo III, na sede social da Companhia e nos websites de Relação com Investidores (http://www.voegol.com.br/ri), da Comissão de Valores Mobiliários (www.cvm.gov.br) e da B3 S.A. – Brasil, Bolsa, Balcão (www.b3.com.br).

São Paulo, 13 de março de 2020.

A ADMINISTRAÇÃO

GOL LINHAS AÉREAS INTELIGENTES S.A.

(Companhia Aberta)

C.N.P.J./M.F. nº 06.164.253/0001-87

N.I.R.E. 35.300.314.441

3.2.      PROPOSTA DA ADMINISTRAÇÃO PARA DESTINAÇÃO DO RESULTADO DO EXERCÍCIO DE 2019

A Administração da Companhia, em cumprimento ao inciso II do Parágrafo único do Artigo 9º da Instrução CVM nº 481/2009, fornece, abaixo, a proposta de destinação do resultado do exercício findo em 31 de dezembro de 2019, nos termos do Anexo 9-1-II à Instrução CVM nº 481/2009.

Não aplicável, tendo em vista que a Companhia apurou prejuízo no exercício social encerrado em 31 de dezembro de 2019.

São Paulo, 10 de março de 2020.

A ADMINISTRAÇÃO

GOL LINHAS AÉREAS INTELIGENTES S.A.

(Companhia Aberta)

C.N.P.J./M.F. nº 06.164.253/0001-87

N.I.R.E. 35.300.314.441

3.3.      COMENTÁRIO DOS ADMINISTRADORES SOBRE A SITUAÇÃO FINANCEIRA DA COMPANHIA (ITEM 10 DO FORMULÁRIO DE REFERÊNCIA)

10.1 COMENTÁRIOS DOS DIRETORES SOBRE:

Os dados financeiros referidos abaixo são extraídos de nossas demonstrações financeiras consolidadas para os exercícios sociais encerrados em 31 de dezembro de 2019, 2018 e 2017. Essas demonstrações financeiras foram preparadas sob a responsabilidade de nossa Administração, de acordo com as Normas Internacionais de Relatório Financeiro (“IFRS”) emitidas pelo International Accounting Standards Board - IASB e as práticas contábeis adotadas no Brasil. As práticas contábeis adotadas no Brasil compreendem aquelas incluídas na legislação societária brasileira e nos Pronunciamentos, Orientações e Interpretações emitidas pelo Comitê de Pronunciamentos Contábeis - CPC e aprovados pela Comissão de Valores Mobiliários (“CVM”).

Por fim, as informações incluídas neste item 10 relativas ao nosso setor de atividade, indicadores financeiros do setor, bem como as estimativas a respeito de participações de mercado, foram obtidas por meio de levantamentos internos, informações públicas e publicações sobre o setor. Foram incluídas informações de relatórios elaborados por fontes públicas oficiais, como o Banco Central do Brasil (BACEN), o Instituto Brasileiro de Geografia e Estatística (IBGE), a Empresa Brasileira de Infraestrutura Aeroportuária (INFRAERO), dentre outras. As informações que constam dessas publicações são extraídas de fontes consideradas confiáveis, mas não podemos garantir a exatidão e a integridade dessas informações. Os referidos levantamentos internos e estimativas não foram objeto de comprovação independente.

a.          Condições financeiras e patrimoniais gerais

O ano de 2019 foi um ano de baixo crescimento na economia brasileira. Segundo o IBGE (Instituto Brasileiro de Geografia e Estatística), o PIB - Produto Interno Bruto cresceu 1,13% no ano. Este desempenho é resultado do aumento dos investimentos, pelo aumento do consumo, e pelas atividades de Serviços e Agropecuária.

O consumo das famílias apresentou alta no período, em linha com a recuperação moderada do mercado de trabalho e com a evolução positiva do mercado de crédito. Os índices de inflação ao consumidor confirmam recuperação de preços e salários em trajetória de elevação.

Durante o ano de 2019, somado a este momento de retomada econômica que vemos no país, o dólar americano apreciou 4,0% ante o Real. Além disso, a taxa Selic passou por sucessivas reduções, encerrando o ano em 4,40%.

Acreditamos que a nossa liquidez e posição de caixa são fatores essenciais para nosso sucesso. Nossa forte posição de caixa aumenta a nossa capacidade de estabelecer parcerias, negociar com fornecedores, mitigar impactos da volatilidade dos mercados financeiros sobre nossos resultados, fortalecer nossa capacidade de recuperação financeira e assegurar a implementação da nossa estratégia de crescimento. A liquidez total (caixa, aplicações financeiras, caixa restrito de curto e longo prazo e contas a receber) representava ao final de 2019, 30,8% das nossas receitas operacionais líquidas dos últimos doze meses (26,1% em 2018 e 30,9% em 2017). Também estamos comprometidos em evitar pressão de vencimento de dívidas financeiras significativas em um horizonte de dois anos (excluindo arrendamento financeiro).

No exercício findo em 31 de dezembro de 2019 tivemos um EBITDA (que é definido por nós como lucro operacional antes do resultado financeiro juros, impostos, depreciação e amortização) de R$3.860,7 milhões e margem de 27,8% em comparação aos R$3.183,3 milhões com margem de 27,9% em 2018 e 2.434,5 com margem de 23,6% em 2017. O avanço de R$677,4 milhões do EBITDA entre 2019 e 2018 é devido, principalmente, da melhora nos resultados operacionais impulsionados pelo aumento de 21,5% na receita operacional líquida.

Acreditamos que o EBITDAR é um indicador útil para medir desempenho operacional de companhias aéreas dado que mostra a capacidade de cobrir esses gastos, bem como facilita a comparação com outras empresas do setor.

Em 31 de dezembro de 2019, o nosso índice de liquidez corrente, calculado pela divisão do ativo circulante pelo passivo circulante era de 0,48 vezes em comparação com 0,46 vezes em 2018 e 0,58 vezes em 2017.

Nosso índice de alavancagem (dívida bruta ajustada / EBITDA dos últimos 12 meses) em 2019 foi de 3,6 vezes, ante 6,9 vezes em 2018 e 8,9 vezes em 2017. A dívida líquida ajustada / EBITDA encerrou 2019 em 2,5 vezes, comparado a 5,5 vezes em 2018 e 6,7 vezes em 2017.

A Companhia possui cláusulas restritivas (covenants) no Term Loan e nas Debêntures VII. No Term Loan, a Companhia é obrigada a realizar depósitos em função do atingimento de limites contratuais da dívida vinculada em dólar. Em 31 de dezembro de 2019, a Companhia não possui depósitos em garantia vinculados aos limites contratuais do Term Loan. Nas Debêntures VII, foram medidos (i) dívida líquida / resultado antes dos juros, impostos, depreciação, amortização e as despesas com arrendamento (“EBITDAR”), e (ii) índice de cobertura de dívida (“ICSD”), e encontram-se dentro dos padrões exigidos contratualmente. A obrigatoriedade de mensuração de tais indicadores conforme a escritura de emissão é semestral. Sendo que a próxima medição ocorrerá ao final do primeiro semestre de 2020.

A seguir, é apresentado um sumário das contas patrimoniais consolidadas dos exercícios findos em 31 de dezembro de 2019, 2018 e 2017:

Balanço Patrimonial Consolidado (em milhões de reais)	2019	2018	2017
Caixa e equivalentes de caixa	1.645.425	826.187	1.026.862
Aplicações financeiras	953.762	478.364	955.589
Contas a receber	1.229.530	853.328	936.478
Depósitos	1.968.355	1.612.295	1.163.759
Imobilizado	6.058.101	2.818.057	3.195.767
Total de ativos	15.298.446	10.378.266	10.004.748
Empréstimos de curto prazo	2.543.039	1.223.324	1.162.872
Empréstimos de longo prazo	5.866.802	5.861.143	5.942.795
Passivo e Patrimônio Líquido	15.298.446	10.378.266	10.004.748

Em 31 de dezembro de 2019 nossos ativos imobilizados consolidados totalizavam R$6.058,1 milhões, composto principalmente por (i) R$2.842,6 milhões referentes a 126 aeronaves sem opção de compra ao final do contrato; (ii) R$433,8 milhões referentes a 11 aeronaves com opção de compra ao final do contrato; (iii) R$1.141,1 milhões referentes à aquisição de peças de reposição (rotables); (iv) R$1.366,5 milhões de reconfiguração e benfeitorias em aeronaves; (v) R$159,6 milhões de outros imobilizados de uso (veículos, máquinas e equipamentos, ferramentas, obras em bases e outros; (vi)R$156,2 milhões referentes principalmente a adiantamentos para aquisição de ativos imobilizados; R$41,7 milhões negativos com perda por redução ao valor recuperável.

Em 31 de dezembro de 2019, 2018 e 2017, nossa frota total estava conforme demonstrado no quadro abaixo:

Frota Total no Final do Período	2019	2018	2017
B737-700 NG	24	24	27
B737-800 NG	106	91	92
MAX 8	7	6	0
Total (Boeing 737)	137	121	119

A Companhia arrenda toda sua frota de aeronaves por meio de uma combinação de arrendamentos operacionais e financeiros. Em 31 de dezembro de 2019, a frota total era composta por 137 aeronaves, dentre as quais 126 eram arrendamentos mercantis sem opção de compra e 11 eram arrendamentos mercantis com opção de compra.

Além dos ativos mencionados acima, possuímos ainda concessões de uso de edifícios em aeroportos e hangares no Brasil, dentre os quais uma parte de um hangar no aeroporto de Congonhas, onde realizamos manutenção de aeronaves. Possuímos também um Centro de Manutenção de Aeronave (GOL Aerotech) de última geração em Confins, Estado de Minas Gerais. A certificação do Centro de Manutenção que possuímos autoriza serviços de manutenção de Boeings 737-300s, Boeings 737-700 e 800 Next Generation e das novas aeronaves 737 MAX 8. Utilizamos a nova instalação para realizar manutenção pesada de fuselagem, manutenção preventiva, pintura de aeronaves e reestruturações da configuração interna das aeronaves.

b.         Estrutura de capital e possibilidade de resgate de ações ou quotas, indicando (i) hipótese de resgate e (ii) fórmula para cálculo do valor de resgate:

Estrutura de Capital

Capital Próprio

Em 31 de dezembro de 2019 nosso patrimônio líquido totalizava um déficit de R$7.105,4 milhões negativos, enquanto que em 31 de dezembro de 2018, o patrimônio líquido registrava um déficit de R$4.505,4 milhões negativos, esta variação é decorrente, principalmente, da adoção inicial do normativo contábil CPC 06 (R2) -  “Operações de Arrendamento” em 1º de janeiro de 2019, no valor de R$2.436,3.

Em 31 de dezembro de 2019, o capital social era representado por 3.137.364.724 ações, sendo 2.863.682.710 ações ordinárias e 273.682.014 ações preferenciais. O Fundo de Investimento em Participações Volluto detém 100% das nossas ações ordinárias e o Fundo de Investimento em Ações Mobi detém 37,6% das nossas ações preferenciais. Ambos os fundos são dos mesmos titulares e, juntos, possuem 51,9% do nosso capital social total. Em 31 de dezembro de 2019, tínhamos 50,0% de nossas ações preferenciais em circulação.

Em 20 de dezembro de 2018, o acionista controlador FIP Volluto, à época detentor de 2.863.682.150 ações ordinárias e 130.953.776 ações preferenciais, realizou reorganização societária envolvendo o MOBI Fundo de Investimento e Ações, que passou a deter a totalidade das 130.953.776 ações preferenciais, anteriormente detidas pelo FIP Volluto, representativas de 37,48% do capital social econômico da Companhia. Em 31 de dezembro de 2018, o capital social era representado por 3.131.226.450 ações, sendo 2.863.682.710 ações ordinárias e 267.543.740 ações preferenciais.

Em 22 de dezembro de 2017, o Fundo Volluto, acionista controlador da Companhia, converteu 2.171.354.430 ações ordinárias em ações preferenciais de emissão da Companhia, passando a deter 130.953.776 ações preferenciais (representando 49,22% do total das ações preferenciais de emissão da Companhia em 31 de dezembro de 2017). Tal conversão das ações ordinárias em ações preferenciais não altera a participação do Fundo Volluto e demais acionistas no capital sobre a Companhia. Em 31 de dezembro de 2017, o capital social era representado por 3.129.582.142 ações, sendo 2.863.682.710 ações ordinárias e 265.899.432 ações preferenciais.

As participações percentuais de cada acionista indicadas na tabela abaixo estão baseadas na quantidade de 2.863.682.710 ações ordinárias e 273.868.123 ações preferenciais em 31 de dezembro de 2019.

	Ordinária		Preferencial		Total
	Ações	%	Ações	%	Ações	%
FIP Volluto	2.863.682.150	100,00%	-	0,00%	2.863.682.150	91,28%
Mobi FIA	-	0,00%	102.953.776	37,62%	102.953.776	3,28%
Outros	560	0,00%	3.097.867	1,13%	3.098.427	0,10%
Ações em tesouraria	-	0,00%	3.006.390	1,10%	3.006.390	0,09%
Air France – KLM	-	0,00%	4.246.620	1,55%	4.246.620	0,14%
Bank of America	-	0,00%	33.863.549	12,37%	33.863.549	1,08%
Mercado	-	0,00%	126.513.812	46,23%	126.513.812	4,03%
Total	2.863.682.710	100,00%	273.682.014	100,00%	3.137.364.724	100,00%

Durante o exercício findo em 31 de dezembro de 2019, a Companhia aprovou aumentos de capital em razão da subscrição de ações preferenciais por meio do exercício do plano de opção de ações, em: (i) 27 de fevereiro de 2019, no montante de R$4.589 através da subscrição de 521.528 ações preferenciais; e em (ii) 26 de abril de 2019, no montante de R$512 em razão da subscrição de 140.896 ações preferenciais; (iii) 31 de julho de 2019, no montante de R$300 em razão da subscrição de 84.477 ações preferenciais; (i) 30 de outubro de 2019, no montante de R$60.165, em razão da subscrição de 5.391.373 ações preferenciais.

Durante o exercício findo em 31 de dezembro de 2018, a Companhia aprovou aumentos de capital em razão da subscrição de ações preferenciais por meio do exercício do plano de opção de ações, em: (i) em 11 de Janeiro de 2018 no montante de R$1,5 milhão, referente ao exercício de 161.029 opções de ações preferenciais; (ii) 8 de maio de 2018, no montante de R$5,8 milhões, referente ao exercício de 498.674 opções de ações preferenciais; (iii) 1 de agosto de 2018, no montante de R$2,4 milhões referente ao exercício de 331.418 opções de ações preferenciais; (iv) 31 de outubro de 2018 no montante de R$167 mil referente ao exercício de 63.601 opções de ações preferenciais e; (v) 21 de dezembro de 2018 no montante de R$5,5 milhões referente ao exercício de 589.586 opções de ações preferenciais.

Durante o exercício findo em 31 de dezembro de 2017, a Companhia aprovou aumentos de capital em razão da subscrição de ações preferenciais por meio do exercício do plano de opção de ações, em: (i) 8 de agosto de 2017, no montante de R$1,2 milhão, referente ao exercício de 244.185 ações preferenciais; (ii) 17 de outubro de 2017, no montante de R$1,5 milhão referente ao exercício de 230.581 opções de ações preferenciais; e (iii) 13 de dezembro de 2017 no montante de R$23 mil referente ao exercício de 2.000 opções de ações preferenciais.

Em 23 de março de 2015, a Assembleia Geral Extraordinária aprovou o desdobramento das ações ordinárias na proporção de 1 (uma) para 35 (trinta e cinco) ações, sem alterações na proporção da composição acionária. O Fundo de Investimento em Participações Volluto é o acionista controlador da Companhia com participações igualitárias de Constantino de Oliveira Júnior, Henrique Constantino, Joaquim Constantino Neto e Ricardo Constantino.

Capital de Terceiros

Em 31 de dezembro de 2019, o total de empréstimos e financiamentos de curto e longo prazo somavam R$ 8.409,8 milhões. O prazo médio de vencimento da dívida de longo prazo da Companhia, excluindo dívidas sem vencimento, foi de 3,2 anos com uma taxa média de 5,28% nas obrigações em Reais e 6,02% nas obrigações em Dólares.

Em 31 de dezembro de 2018, o total de empréstimos e financiamentos de curto e longo prazo somavam R$7.084,5 milhões. O prazo médio de vencimento da dívida de longo prazo da Companhia, excluindo o leasing financeiro e dívida sem vencimento, foi de 3,9 anos com uma taxa média de 7,68% nas obrigações em Reais e 6,79% nas obrigações em Dólares.

Em 31 de dezembro de 2017, o total de empréstimos e financiamentos de curto e longo prazo somavam R$7.105,7 milhões. O prazo médio de vencimento da dívida de longo prazo da Companhia, excluindo o leasing financeiro e dívida sem vencimento, foi de 3,9 anos com uma taxa média de 9,09% nas obrigações em Reais e 7,35% nas obrigações em Dólares.

A Companhia possui cláusulas restritivas (covenants) no Term Loan e nas Debêntures VII. No Term Loan, a Companhia é obrigada a realizar depósitos em função do atingimento de limites contratuais da dívida vinculada em dólar. Em 31 de dezembro de 2019, a Companhia não possui depósitos em garantia vinculados aos limites contratuais do Term Loan. Nas Debêntures VII, foram medidos: (i) dívida líquida / resultado antes dos juros, impostos, depreciação, amortização e as despesas com arrendamento (“EBITDAR”), e (ii) índice de cobertura de dívida (“ICSD”), e encontram-se dentro dos padrões exigidos contratualmente. A obrigatoriedade de mensuração de tais indicadores conforme a escritura de emissão é semestral. Sendo que a próxima medição ocorrerá ao final do primeiro semestre de 2020.

A Companhia encerrou o ano de 2019 com seu nível de alavancagem, medido pela relação dívida bruta ajustada/EBITDA UDM, em 3,6 vezes, impactado, principalmente pelo aumento do resultado operacional antes de juros, impostos e depreciação (EBITDA). Este indicador de alavancagem foi 6,9 em 2018 e foi 8,9 vezes em 2017.

Estrutura de Capital

A tabela a seguir demonstra a nossa estrutura de capital em termos de participação do capital de terceiros sobre o nosso capital total em 31 de dezembro de 2019, 2018 e 2017:

	31/12/2019	31/12/2018	31/12/2017
Total dos empréstimos e financiamentos	(8.409.841)	(6.443.807)	(5.629.516)
Total arrendamentos a pagar	(6.052.780)	(912.145)	(1.476.151)
(-) Caixa e equivalentes de caixa	1.645.425	826.187	1.026.862
(-) Aplicações financeiras	953.762	478.364	955.589
(-) Caixa restrito	444.306	822.132	268.047
A - Dívida líquida	(11.419.128)	(5.229.269)	(4.855.169)
B – Total do patrimônio líquido negativo	7.105.417	4.505.351	3.088.521
C = (B + A) – Capital total	(4.313.711)	(723.918)	(1.766.648)

(a)              Dívida líquida = dívida total (curto e longo prazo) menos caixa total (caixa e equivalentes de caixa + caixa restrito + aplicações financeiras);

(b)              Capital total = dívida líquida + patrimônio líquido;

 A variação decorre principalmente em função da adoção do IFRS 16 em 1 de janeiro de 2019.

Possibilidade de Resgate de Ações

Informamos que não existe possibilidade de resgate das nossas ações, além das hipóteses legais.

c.          Capacidade de pagamento em relação aos compromissos financeiros assumidos

Liquidez

Para administrar nossa liquidez, levamos em conta nosso caixa total, assim como saldos de nossas contas a receber. Nossas contas a receber são afetadas pelos prazos de recebimento de nossos recebíveis de cartões de crédito. Nossos clientes podem adquirir passagens efetuando pagamentos parcelados em cartões de crédito, normalmente gerando um intervalo de um a dois meses entre o pagamento de nossos fornecedores e despesas e o efetivo recebimento das receitas de nossos serviços. Quando necessário, obtemos empréstimos para financiar nosso capital de giro, os quais podem ser garantidos por nossos recebíveis, para financiar o ciclo venda-recebimento. Temos uma forte posição de liquidez, composto pelo caixa e equivalentes de caixa, aplicações financeiras, e caixa restrito e contas a receber que ao final de 2019, representava 30,8% de nossas receitas operacionais líquidas dos últimos doze meses.

A tabela abaixo apresenta informações financeiras consolidadas utilizadas em análises de liquidez (em R$ milhões):

	2019	2018	2017	Var. (19/18) %
Caixa Total(¹)	3.043,5	2.126,7	2.250,5	43,1%
Recebíveis	1.229,5	853,3	936,5	44,1%
Liquidez Total Imediata	4.273,0	2.980,0	3.187,0	43,4%

(¹)  Corresponde à somatória dos saldos de caixa, equivalentes de caixa, caixa restrito do curto e longo prazo, e aplicações financeiras, divulgados nas demonstrações financeiras.

Em 31 de dezembro de 2019, o “caixa total” (caixa, equivalentes de caixa, aplicações financeiras, e caixa restrito de curto e longo prazo) alcançou R$3.043,5 milhões, compostos de R$1.645,4 milhões de saldo de caixa e equivalente de caixa, R$953,7 milhões em aplicações financeiras de liquidez imediata e R$444,3 milhões de caixa restrito de curto e longo prazo.

Em 31 de dezembro de 2019, o saldo de adiantamento para aquisição de aeronaves era de R$131,8 milhões correspondente aos pré-pagamentos efetuados com base no contrato firmado com a Boeing, Ansett Worldwide Aviation Services (“AWAS”) e General Eletric Capital Aviation Services (“GECAS”) para aquisição de 129 aeronaves 737-MAX. Em 31 de dezembro de 2018, o saldo de adiantamento para aquisição de aeronaves era de R$94,2 milhões correspondente aos pré-pagamentos efetuados com base no contrato firmado com a Boeing, Ansett Worldwide Aviation Services (“AWAS”) e General Eletric Capital Aviation Services (“GECAS”) para aquisição de 130 aeronaves 737-MAX. Em 31 de dezembro de 2017, a Companhia não possui saldos de adiantamentos para aquisição de aeronaves, devido a renegociações de contratos realizadas ao longo do exercício, em função da alteração do cronograma de entrega de aeronaves.

Esperamos fazer os pagamentos relativos à aquisição de aeronaves utilizando recursos provenientes das receitas de nossas operações, de empréstimos contratados por meio de linhas de crédito de curto prazo e/ou financiamento junto ao fornecedor. Esperamos financiar o saldo do preço de aquisição das aeronaves do Boeing MAX 8 por meio de uma combinação de fontes, tais como disponibilidades, disponibilidades decorrentes de nossas operações, contratos de financiamento bancário a juros baixos, operações de venda e arrendamento junto ao próprio comprador (sale and leaseback), ofertas de títulos de dívida ou capital e/ou financiamento junto ao fornecedor.

Em 31 de dezembro de 2019, o nosso índice de liquidez seca, calculado pela divisão do caixa total e contas a receber pelo passivo circulante atingiu 0,41 em 2019, 0,41 vezes em 2018 e 0,55 vezes em 2017.

No exercício findo em 31 de dezembro de 2019 tivemos um EBITDA de R$ 3.860,7 milhões com margem de 27,8% em comparação aos R$3.181,3 milhões com margem de 27,9% em 2018 e R$2.434,5 milhões com margem de 23,6% em 2017. O nosso endividamento em 31 de dezembro de 2019, 2018 e 2017 era de R$8.409,8 milhões, R$7.084,5 milhões, R$7.105,7 milhões e, respectivamente. Nosso endividamento bruto ajustado excluindo bônus perpétuos (que considera a somatória do endividamento total com o produto de 7 vezes as despesas anualizadas de arrendamento, utilizado por prática de mercado e da indústria no cálculo da dívida total ajustada), era em 31 de dezembro de 2018 de R$14.361,0 milhões, e de R$13.245,7 milhões em 2017. Para o exercício findo em 31 de dezembro de 2019, a Companhia não registra mais despesas de arrendamentos em decorrência da adoção do normativo contábil CPC 06 (IFRS 16), logo não calculou o endividamento bruto. Os bônus perpétuos são excluidos do cálculo do endividamento, pois não possuem prazo de vencimento.

A Companhia encerrou o ano de 2019 com seu nível de alavancagem, expresso pela relação da dívida bruta ajustada pelo EBITDA dos últimos 12 meses, em 3,6 vezes, comparado com 6,9 vezes em 2018 e 8,9 vezes em 2017.

Nossos empréstimos e financiamentos em 31 de dezembro de 2019, 2018 e 2017 estavam compostos da seguinte maneira:

			Consolidado
			2018										2019
Venci-mento		Taxa efetiva de juros a.a.	Circulante	Não circulante	Total	Captação	Resultado não realizado do ESN (*)	Pagamento de principal	Juros incor-ridos	Juros pagos	Variação cambial	Amortizações de custos	Circulante	Não circulante	Total
	Em R$:
09/2021	Debêntures VII (a)	120% da taxa DI	288.991	577.981	866.972	-	-	(295.834)	52.596	(52.475)	-	7.466	289.423	289.302	578.725

	Em US$:
08/2020	Term Loan (b)	6,70%	25.255	1.147.196	1.172.451	-	-	-	76.927	(76.612)	47.688	9.146	1.229.600	-	1.229.600
11/2020	Financiamento de importação (c)	5,32%	503.869	-	503.869	164.234	-	(27.399)	33.666	(33.743)	23.352	-	663.979	-	663.979
01/2022	Bônus Sênior IV (d)	9,24%	13.640	352.205	365.845	-	-	(50.320)	27.762	(28.013)	9.050	1.045	12.102	313.267	325.369
07/2024	ESN (*) (e)	3,75%	-	-	-	1.638.011	(40.717)	-	93.826	(14.748)	104.231	2.366	29.443	1.753.526	1.782.969
09/2024	Linha de crédito - manutenção de motores (f)	2,75%	173.422	189.888	363.310	500.199	-	(403.039)	14.160	(15.570)	7.578	9.204	198.363	277.479	475.842
01/2025	Bônus Sênior VIII (g)	7,09%	72.658	2.439.492	2.512.150	-	-	-	177.539	(166.894)	92.708	8.556	75.587	2.548.472	2.624.059
12/2026	Empréstimo com garantia de motores (h)	5,16%	13.051	120.557	133.608	56.452	-	(16.945)	11.398	(11.394)	9.285	144	31.727	150.821	182.548
-	Bônus Perpétuos (i)	8,75%	12.320	513.282	525.602	-	-	-	45.880	(44.557)	19.825	-	12.815	533.935	546.750
	Total		1.103.206	5.340.601	6.443.807	2.358.896	(40.717)	(793.537)	533.754	(444.006)	313.717	37.927	2.543.039	5.866.802	8.409.841

			31/12/2017									31/12/2018
	Vencimento	Taxa de juros	Circulante	Não circulante	Total	Captações	Pagamento de principal	Juros apropriados	Juros pagos	Variação cambial	Amortizações	Circulante	Não circulante	Total
Em R$:
Debêntures VI	09/2019	132% da taxa CDI	419.014	617.333	1.036.347	-	(1.025.000)	71.030	(94.951)	-	12.574	-	-	-
Debêntures VII	09/2021	120% da taxa DI	-	-	-	865.105	-	11.076	(10.814)	(261)	1.866	288.991	577.981	866.972

Em US$:
Bônus Sênior V	12/2018	9,71% a.a.	23.322	-	23.322	-	(23.336)	142	(203)	(1.078)	1.153	-	-	-
Financiamento de importação	08/2019	Libor 3m+0,75% a.a.	243.925	-	243.925	286.189	(106.000)	23.595	(18.887)	75.047	-	503.869	-	503.869
Bônus Sênior II	07/2020	9,64% a.a.	13.025	314.589	327.614	-	(318.327)	5.303	(17.849)	1.136	2.123	-	-	-
Term Loan	08/2020	6,70% a.a.	21.561	968.010	989.571	-	-	71.795	(72.028)	173.967	9.146	25.255	1.147.196	1.172.451
Linha de crédito - manutenção de motores	06/2021	Libor 3m+2,25% a.a.	108.829	190.222	299.051	185.237	(176.905)	13.005	(12.854)	48.485	7.291	173.422	189.888	363.310
Bônus Sênior VI	12/2021	9,87% a.a.	5.840	127.181	133.021	-	(132.881)	805	(5.725)	(6.346)	11.126	-	-	-
Bônus Sênior IV	01/2022	9,24% a.a.	11.645	299.524	311.169	-	-	29.895	(28.097)	52.078	800	13.640	352.205	365.845
Bônus Sênior III	02/2023	11,30% a.a.	2.846	69.074	71.920	-	(78.032)	2.682	(5.669)	9.099	-	-	-	-
Bônus Sênior VIII	01/2025	7,09% a.a.	6.111	1.597.713	1.603.824	482.206	(27.353)	169.088	(109.087)	384.700	8.772	72.658	2.439.492	2.512.150
Bônus Sênior VII	12/2028	9,84% a.a.	160	54.752	54.912	-	(58.024)	352	(505)	(2.678)	5.943	-	-	-
Empréstimo com garantia de motores	08/2026	6,65% a.a.	7.883	78.238	86.121	42.825	(10.443)	7.265	(7.263)	15.061	42	13.051	120.557	133.608
Bônus Perpétuos	-	8,75% a.a.	10.517	438.202	448.719	-	-	49.556	(47.523)	74.850	-	12.320	513.282	525.602
Total			874.678	4.754.838	5.629.516	1.861.562	(1.956.301)	455.589	(431.455)	824.060	60.836	1.103.206	5.340.601	6.443.807

			31/12/2016									31/12/2017
	Vencimento	Taxa de juros	Circulante	Não circulante	Total	Captações	Pagamento de principal	Juros apropriados	Juros pagos	Variação cambial	Amortizações	Circulante	Não circulante	Total
Em R$:
Linha de crédito - manutenção de motores	08/2018	128% da taxa DI	9.887	4.871	14.758	-	(15.000)	(196)	-	-	438	-	-	-
Debêntures VI	09/2019	132% da taxa DI	44.830	1.005.242	1.050.072	-	-	133.279	(154.189)	-	7.185	419.014	617.333	1.036.347

Em US$:
Bônus Sênior I	04/2017	7,60% a.a.	185.725	-	185.725	-	(179.021)	3.398	(6.650)	(3.452)	-	-	-	-
Bônus Sênior V	12/2018	9,71% a.a.	126	43.010	43.136	-	(24.410)	4.394	(4.119)	863	3.458	23.322	-	23.322
Financiamento de importação	12/2018	5,75% a.a.	177.271	-	177.271	63.066	-	10.868	(10.894)	3.614	-	243.925	-	243.925
Bônus Sênior II	07/2020	9,64% a.a.	15.672	367.999	383.671	-	(70.100)	34.640	(27.101)	5.031	1.473	13.025	314.589	327.614
Term Loan	08/2020	6,70% a.a.	21.531	944.194	965.725	-	-	62.469	(61.181)	13.412	9.146	21.561	968.010	989.571
Linha de crédito - manutenção de motores	06/2021	Libor 3m+2,25% a.a.	59.190	168.059	227.249	151.717	(89.521)	7.066	(6.888)	5.903	3.526	108.828	190.224	299.052
Bônus Sênior VI	07/2021	9,87% a.a.	6.157	120.631	126.788	-	-	12.684	(11.432)	1.876	3.105	5.840	127.181	133.021
Bônus Sênior IV	01/2022	9,24% a.a.	34.685	889.595	924.280	-	(612.632)	75.803	(97.535)	12.224	9.029	11.645	299.524	311.169
Bônus Sênior III	02/2023	11,30% a.a.	2.804	68.053	70.857	-	-	7.190	(7.011)	884	-	2.846	69.074	71.920
Bônus Sênior VIII	01/2025	7,19% a.a.	-	-	-	1.597.050	-	6.112	-	-	661	6.111	1.597.712	1.603.823
Empréstimo com garantia de motores	08/2026	5,70% a.a.	-	-	-	84.342	(3.207)	1.250	(1.262)	4.998	-	7.883	78.238	86.121
Bônus Sênior VII	12/2028	9,84% a.a.	156	52.721	52.877	-	-	5.543	(5.121)	1.073	540	160	54.752	54.912
Bônus Perpétuos	-	8,75% a.a.	10.362	428.437	438.799	-	-	43.170	(40.178)	6.928	-	10.518	438.201	448.719
Total não circulante			568.396	4.092.812	4.661.208	1.896.175	(993.891)	407.670	(433.561)	53.354	38.561	874.678	4.754.838	5.629.516

d.         Fontes de financiamento para capital de giro e para investimentos em ativos não-circulantes utilizadas

Nossa estratégia é depender principalmente de fluxos de caixa das operações para obter capital de giro para as operações correntes e futuras. Nossos fluxos de caixa operacionais são afetados pela exigência de alguns contratos de arrendamento operacional de aeronaves, que estabelecem contas de reserva de depósito de manutenção para essas aeronaves, com fundos em níveis específicos. Os fundos serão retirados das contas de reserva de manutenção para o reembolso de certos gastos de manutenção estruturais incorridos. Acreditamos que os valores já depositados, e a serem depositados, adicionados de nossos próprios recursos de caixa, sejam suficientes para cobrir nossos custos futuros com aeronaves e manutenção, pela duração dos respectivos arrendamentos operacionais.

Financiamos o saldo do preço de aquisição das aeronaves do Boeing MAX 8 por meio de uma combinação de fontes, tais como disponibilidades decorrentes de nossas operações, contratos de financiamento bancário a juros baixos, operações de venda e arrendamento junto ao próprio comprador (sale and leaseback), ofertas de títulos de dívida ou capital e/ou financiamento junto ao fornecedor. As operações com financiamento bancário, substancialmente, são realizadas com a garantia do Ex-Im Bank, que fornece garantias que cobrem 85% do preço total de compra das aeronaves. Os restantes 15% do preço total de compra das aeronaves, nesse caso, são financiados pelo nosso caixa ou outras alternativas de financiamento.

e.          Fontes de financiamento para capital de giro e para investimentos em ativos não-circulantes que pretende utilizar para cobertura de deficiências de liquidez

Quando necessário, obtemos empréstimos para financiar nosso capital de giro, os quais podem ser garantidos por nossos recebíveis, para financiar o ciclo venda-recebimento. Temos uma forte posição de liquidez (caixa, equivalentes de caixa, aplicações financeiras, caixa restrito de curto e longo prazo e contas a receber) que representava 30,8% de nossas receitas operacionais líquidas dos últimos doze meses. Também estamos comprometidos em evitar pressão de vencimento de dívidas financeiras significativas em um horizonte de dois anos, para garantir patamares saudáveis de liquidez.

f.          Níveis de endividamento e as características de tais dívidas, descrevendo ainda:

(i)          contratos de empréstimo e financiamento relevantes

A tabela abaixo demonstra os vencimentos e as taxas de juros de nossas obrigações, decorrentes de empréstimos e financiamentos vigentes em 31 de dezembro de 2019, 2018 e 2017:

Vencimentos e Taxas	Vencimentos	Taxa de Juros	Moeda
Debêntures VI	Set/19	132% do CDI	Real
Debêntures VII	Set/21	120% do CDI	Real
Financiamento de importação	Nov/20	5,32% a.a.	Dólar Americano
Linha de crédito - manutenção de motores	Set/20	Libor 3m + 0,75% a.a.	Dólar Americano
Linha de crédito - manutenção de motores	Jun/21	Libor 3m + 2,25% a.a.	Dólar Americano
Linha de crédito - manutenção de motores	Set/24	2,75% a.a.	Dólar Americano
Empréstimo com garantia de motores	Dez/26	5,16% a.a.	Dólar Americano
Bônus Sênior 2017	Abr/17	7,60% a.a.	Dólar Americano
Bônus Sênior 2018	Dez/18	9,71% a.a.	Dólar Americano
Bônus Sênior 2020	Jul/20	9,64% a.a.	Dólar Americano
Bônus Sênior 2021	Dez/21	9,87% a.a.	Dólar Americano
Bônus Sênior 2022	Jan/22	9,24% a.a.	Dólar Americano
Bônus Sênior 2023	Fev/23	11,30% a.a.	Dólar Americano
Bônus Sênior 2025	Jan/25	7,09% a.a.	Dólar Americano
Bônus Sênior 2028	Dez/28	9,84% a.a.	Dólar Americano
ESN	Jul/24	3,75% a.a.	Dólar Americano
Bônus Perpétuos	-	8,75% a.a.	Dólar Americano
Term Loan	Ago/20	6,70% a.a.	Dólar Americano

As tabelas abaixo demonstram o cronograma de vencimento das nossas obrigações, decorrentes de empréstimos e financiamentos vigentes em 31 de dezembro de 2019, 2018 e 2017 (não considera juros):

Cronograma da Dívida Financeira em 31/12/19 (R$MM)	2021	2022	2023	2024	Após 2024	Sem vencimento	Total

Em R$:
Debêntures VII	289.302	-	-	-	-	-	289.302

Em US$:
Linha de crédito - manutenção de motores	95.574	17.747	17.747	146.411	-	-	277.479
Bônus Sênior IV	-	313.267	-	-	-	-	313.267
ESN	-	-		1.753.526	-	-	1.753.526
Bônus Sênior VIII	-	-	-	-	2.548.472	-	2.548.472
Empréstimos com garantia de motores	18.377	19.052	19.769	20.522	73.101	-	150.821
Bônus Perpétuos	-		-	-	-	533.935	533.935
Total	403.253	350.066	37.516	1.920.459	2.621.573	533.935	5.866.802

Cronograma da Dívida Financeira em 31/12/18 (R$MM)	2020	2021	2022	2023	Após 2023	Sem vencimento	Total

Em R$:
Debêntures VII	288.990	288.991	-	-	-	-	577.981

Em US$:
Term Loan	1.147.196	-	-	-	-	-	1.147.19
Linha de crédito - manutenção de motores	67.008	139.835	14.270	14.921	74.411	-	310.445
Bônus Sênior IV	-	-	352.205	-	-	-	352.205
Bônus Sênior VIII	-	-	-	-	2.439.492	-	2.439.492
Bônus Perpétuos	-	-	-	-	-	513.282	513.282
Total	1.503.194	428.826	366.475	14.921	2.513.903	513.282	5.340.601

Cronograma da Dívida Financeira em 31/12/17 (R$MM)	2019	2020	2021	2022	Após 2022	Sem vencimento	Total

Em R$:
Debêntures VI	617.333	-	-	-	-	-	617.333

Em US$:
Linha de crédito - manutenção de motores	73.614	26.015	117.158	9.933	41.741	-	268.461
Bônus Sênior II	-	314.589	-	-	-	-	314.589
Bônus Sênior III	-	-	-	-	69.074	-	69.074
Bônus Sênior IV	-	-	-	299.524	-	-	299.524
Bônus Sênior VI	-	-	127.181	-	-	-	127.181
Bônus Sênior VII	-	-	-	-	54.752	-	54.752
Bônus Sênior VIII	-	-	-	-	1.597.713	-	1.597.713
Bônus Perpétuos	-	-	-	-	-	438.201	438.201
Term Loan	-	968.010	-	-	-	-	968.010
Total	690.947	1.308.614	244.339	309.457	1.763.280	438.201	4.754.838

A seguir descrevemos os nossos contratos financeiros relevantes vigentes em 31 de dezembro de 2019, 2018 e 2017:

Exchangeable Senior Notes (“ESN”)

A Companhia por meio da GOL Equity Finance (“emissora”), uma sociedade de propósito específico constituída de acordo com as leis de Luxemburgo, emitiu Exchangeable Senior Notes (“ESN”), com vencimento em 2024, sobre os quais incidirão juros nominais de 3,75% a.a., a serem pagos semestralmente. Tal operação foi garantida pela Companhia e pela controlada GLA.

Os detentores dos títulos terão o direito de permutá-los por American Depositary Shares ("ADSs") onde cada uma representando duas ações preferenciais da GOL. A taxa inicial de permuta dos títulos é de 49,3827 ADSs por US$1mil do valor principal dos títulos o que equivale a um preço inicial de permuta de aproximadamente US$20,25 por ADS e representa um prêmio de permuta de aproximadamente 35% acima do preço da oferta pública inicial das ADSs vendidas na oferta simultânea de ADSs descrita abaixo, que foi US$15,00 por ADS. A taxa de permuta dos títulos está sujeita a ajuste no momento de ocorrência de determinados eventos.

A liquidação dos títulos poderá ser efetuada em dinheiro, ADSs ou por meio da combinação de ambos.

As captações efetuadas no âmbito dessa operação durante o exercício findo em 31 de dezembro de 2019, estão apresentadas a seguir:

Valores em US$ mil
Data	Emissão nominal	Ágio	Custo atribuído ao componente dívida	Custo atribuído ao componente derivativo	Capped Call	Captação Líquida
26/03/2019	300.000	-	(12.179)	(6.533)	(26.190)	255.098
17/04/2019	45.000	-	(3.862)	(1.463)	(3.929)	35.746
17/07/2019	80.000	16.000	(2.123)	(2.247)	(9.680)	81.950
	425.000	16.000	(18.164)	(10.243)	(39.799)	372.794

Valores em R$
Data	Emissão nominal	Ágio	Custo atribuído ao componente dívida	Custo atribuído ao componente derivativo	Capped Call	Captação Líquida
26/03/2019	1.169.010	-	(47.067)	(25.248)	(101.214)	995.481
17/04/2019	177.539	-	(14.870)	(5.760)	(15.499)	141.410
17/07/2019	301.192	60.194	(7.987)	(8.453)	(36.444)	308.502
	1.647.741	60.194	(69.924)	(39.461)	(153.157)	1.445.393

Adicionalmente, a emissora realizou operações privadas de derivativos (“Capped call”) com alguns dos subscritores dos títulos e/ou outras instituições financeiras ("contrapartes"), com as quais se espera, de forma geral, reduzir a potencial diluição das ações preferenciais e das ADSs da GOL diante da permuta de quaisquer títulos e/ou compensar quaisquer pagamentos em dinheiro exigidos da emissora que superem o valor principal dos títulos permutados, conforme o caso, sendo que tal redução ou compensação estará sujeita a um limite baseado no preço máximo. O preço máximo das operações privadas da capped call será de aproximadamente US$27,75 por ADS (o que representa um prêmio de aproximadamente 85% acima do preço da oferta pública inicial dos ADSs vendidos na oferta simultânea de ADSs).

Em 31 de dezembro de 2019, a parcela correspondente a opção de conversão dos títulos em ações a valor de mercado corresponde a R$626.557.

A Companhia usará os recursos obtidos com a emissão dos títulos para pagar os custos de transações vinculadas à emissão, incluindo custos com operações de derivativos e para o financiamento de suas operações.

Linha de crédito - manutenção de motores

Em 14 de fevereiro de 2014 a Companhia, por meio de sua controlada GLA, emitiu a terceira série de Guarantee Notes (“Notas Garantidas”) para financiamento de manutenção de motores, com garantia financeira do Ex-Im Bank, com taxa de juros de 0,90% a.a. no montante de R$92,2 milhões (US$40,5 milhões na data da captação), com amortização trimestral do valor principal e os juros mensais, com os custos de emissão de US$2,2 mil (R$5,2 mil na data da captação). Esta série possuía prazo de vencimento de 2 anos, com vencimento em 14 de fevereiro de 2016.

Em 13 de março de 2015, a controlada GLA obteve um financiamento para manutenção de motores no montante de R$130.795 (US$40.539 na data da captação) com taxa de juros de 0,983% a.a. com amortização e pagamentos de juros trimestrais, e custos de emissão de R$4.198 (US$1.334 na data da captação) e garantia financeira do Export-Import Bank of the United States (“Ex-Im Bank”). Esta série possuía prazo de vencimento de 3 anos, com vencimento em agosto de 2019.

Durante exercício findo em 31 de dezembro de 2019, a controlada GLA obteve novas linhas de financiamento por meio da emissão de Guaranteed Notes (“Notas Garantidas”) para a realização de serviços de manutenção de motores junto à oficina da Delta Air Lines. As informações acerca de tais financiamentos estão apresentadas a seguir:

Data da	Montante		Custos		Taxa de
Operação	(US$ mil)	(R$ mil)	(US$ mil)	(R$ mil)	Juros (a.a.)
15/02/2019	10.219	37.969	319	1.185	Libor 3m+0,75% a.a.
10/05/2019	10.219	40.444	289	1.143	Libor 3m+0,70% a.a.
30/08/2019	25.722	106.659	922	3.818	Libor 3m+0,60% a.a.
07/10/2019	54.784	226.724	340	1.408	Libor 3m+2,25% a.a.
06/12/2019	24.525	98.852	718	2.895	Libor 3m+0,55% a.a.
	125.469	510.648	2.588	10.449

O saldo total das séries referente ao financiamento registrado no passivo circulante e não cirulante em 31 de dezembro de 2019 era de R$198,4 milhões e R$277,5 milhões, respectivamente (R$14,7 milhões no passivo circulante em 31 de dezembro de 2018 e R$43,9 milhões e R$12,5 milhões no passivo circulante e não circulantes, respectivamente, em 31 de dezembro de 2017).

Linha de crédito - motores (Engine Facility)

Em 2014, a controlada GLA obteve um financiamento no montante de US$68.076 junto ao Credit Agricole, com garantia de doze motores próprios de reposição CFM56-7B e em outubro de 2019 houve um aumento dessa linha de crédito em US$16.542 mantendo a mesma garantia e o mesmo custo. Esta captação tem o intuito de manutenção da posição de liquidez elevada para redução do custo de dívida da Companhia. Em 31 de dezembro de 2019, o montante registrado no passivo circulante e não circulante eram de R$17.967 milhões e R$202.140 milhões, respectivamente.

Financiamentos de importação (Finimp)

Durante o exercício findo em 31 de dezembro de 2019, a Companhia, por meio de sua controlada GLA, captou recursos e renegociou vencimentos de contratos desta modalidade, com a colocação de notas promissórias como garantia das operações. Tais operações fazem parte de uma linha de crédito que a GLA mantém para financiamento de importações, com o objetivo de manutenção de motores, compra de peças de reposição e equipamentos aeronáuticos.

As informações acerca de tais financiamentos estão apresentadas a seguir:

Data da Operação	Montante		Taxa de
Novas captações	(US$ mil)	(R$ mil)	Juros (a.a.)
24/01/2019	6.454	24.409	6,57%
04/02/2019	5.924	21.777	6,52%
21/02/2019	7.069	26.576	6,46%
18/04/2019	7.045	27.737	4,98%
05/07/2019	4.334	16.560	5,93%
20/08/2019	3.396	13.729	4,37%
19/11/2019	7.172	30.466	4,46%
18/12/2019	735	2.980	5,74%
	42.129	164.234

Empréstimo com garantia de motores

Em 31 de agosto de 2017, a Companhia realizou captação de empréstimo com garantia de 4 motores próprios da Companhia no montante de R$ 84,3 milhões (US$26,8 milhões na data da captação) e custo de emissão R$512 mil (US$161 mil na data da captação). Em 28 de junho de 2018, a Companhia, por meio de sua controlada GLA, realizou captação de um financiamento com garantia de 1 motor próprio da Companhia no montante de R$43.913 (US$11.400 na data da captação) e custo de emissão R$578 (US$150 na data da captação). Nessa modalidade, o financiamento possui pagamento e amortização de juros mensais.

Durante o exercício findo em 31 de dezembro de 2019, a Companhia, por meio de sua controlada GLA, realizou captações de financiamentos com garantia de motores próprio da Companhia. As informações acerca de tais financiamentos estão apresentadas a seguir:

Data da	Principal		Custos		Taxa de
Operação	(US$ mil)	(R$ mil)	(US$ mil)	(R$ mil)	Juros (a.a.)
22/01/2019	11.700	43.129	154	580	Libor 3m+0,75% a.a.
24/04/2019	1.161	4.603	-	-	Libor 1m+3,25% a.a.
13/06/2019	1.161	4.463	-	-	Libor 1m+3,25% a.a.
30/09/2019	1.161	4.837	-	-	Libor 1m+3,25% a.a.
	15.183	57.032	154	580

Em 31 de dezembro de 2019, o montante registrado no passivo circulante e não circulante era de R$31,7 e R$150,8. Em 31 de dezembro de 2018, o montante registrado no passivo circulante e não circulante era de R$13,1 e R$120,6 (R$7,9 milhões e R$78,2 milhões, respectivamente em 31 de dezembro de 2017).

Debêntures

Em 30 de setembro de 2015, a Companhia, por meio de sua controlada GLA, emitiu 105.000 debentures simples, não conversíveis em ações, da 6ª série no montante total de R$1.050.000 e custos de emissão de R$28.382, que serão amortizados ao longo do período da dívida. Os recursos captados foram utilizados exclusivamente para a liquidação antecipada pelo valor de face da 4ª e 5ª séries de debêntures que como consequência, tiveram seus custos integralmente baixados no resultado. Em 31 de dezembro de 2017, o montante registrado no passivo circulante e não circulante era de R$395,1 milhões e R$617,3 milhões, respectivamente.

Em 29 de outubro de 2018, a Companhia, por meio de sua controlada GLA, emitiu 88.750 debentures simples, não conversíveis em ações, da 7ª série no montante total de R$887,5 milhões e custos de emissão de R$28.739, que serão amortizados ao longo do período da dívida. Os recursos captados foram utilizados exclusivamente para a liquidação antecipada pelo valor de face da 6ª série de debêntures que como consequência, tiveram seus custos integralmente baixados no resultado. Em 31 de dezembro de 2019, o montante registrado no passivo circulante e não circulante era de R$289,4 milhões e R$289,3 milhões, respectivamente (Em 31 de dezembro de 2018, o montante registrado no passivo circulante e não circulante era de R$289,0 milhões e R$578,0 milhões, respectivamente).

Bônus Sênior

Em 22 de março de 2007, a Companhia por meio de sua controlada GOL Finance (anteriormente chamada de GOL LuxCo S.A.), emitiu o bônus sênior I no valor de US$225 milhões com garantia fidejussória da Companhia e da controlada GLA. O bônus sênior tem vencimento em 2017, com juros de 7,60% a.a. Os recursos captados são utilizados para financiamento de pré-pagamentos para aquisição de aeronaves em complemento aos recursos próprios e aos financiamentos bancários obtidos com garantia de U.S Ex-Im Bank. Em setembro de 2013, a Finance recomprou parte dos papéis detidos pela controlada GLA no valor de US$15 milhões, com consequente redução da dívida para US$210 milhões. Em 31 de dezembro de 2016, o montante registrado no passivo circulante era de R$182.418. Em 3 de abril de 2017, a companhia amortizou US$55,9 milhões (R$177,2 milhões) do saldo das Notas Sênior com taxa de 7,5% e vencimento em 2017 utilizando o caixa disponível.

Durante o exercício findo em 31 de dezembro de 2016, a Companhia realizou ofertas de permutas privadas dos Sênior Notes com vencimentos em 2017, 2020, 2022, 2023 e Bônus Perpétuos com o objetivo de reestruturar sua dívida. Consequentemente, foram emitidas, por meio da subsidiária Gol Finance (anteriormente chamada de GOL LuxCo S.A.), novas dívidas com descontos previstos no âmbito da oferta, gerando para a Companhia uma redução em seu endividamento.

Em 13 de julho de 2010, a Companhia por meio de sua controlada Finance, captou recursos mediante emissão de bônus sênior II denominados em Dólares norte-americanos no montante de US$300 milhões na data da captação, com vencimento em 2020, juros de 9,25% a.a. e garantia fidejussória da Companhia e da controlada GLA. Os custos de emissão foram de R$12,6 milhões na data da captação. Os recursos captados foram utilizados para o pagamento de dívidas. Os bônus sênior poderão ser resgatados pelo valor de face após cinco anos da data de emissão. Em 31 de dezembro de 2017, o montante registrado no passivo não circulante era de R$314,6 milhões, e em 31 de dezembro de 2016 R$368,0 milhões. Como parte do processo de reestruturação de dívida, a Companhia utilizou recursos captados por meio da emissão do Bônus Sênior VIII ocorrida em 11 de dezembro de 2017 pela controlada Gol Finance Inc. no montante de US$500 milhões e da emissão adicional no valor de US$150 milhões ocorrido em 2 de fevereiro de 2018 para resgatar a totalidade dos Bônus Sênior. Durante o exercício findo em 31 de dezembro de 2018, o saldo montante registrado no passivo não circulante foi integralmente amortizado.

Em 07 de fevereiro de 2013, a Companhia por meio de sua controlada GLA, emitiu bônus sênior no valor de R$392,7 milhões (US$200 milhões) com garantia fidejussória da Companhia. O bônus sênior tem vencimento em 2023, com taxa de juros nominal de 10.75% a.a.. Os recursos foram captados com a finalidade de financiar os pré-pagamentos das dívidas que vencerão nos próximos 3 anos. Os custos de emissão representam R$10,8 milhões, que deduziram o montante total captado de R$403,6 milhões. Os bônus sênior poderão ser resgatados pelo valor de face após o decurso de 5 anos da data de emissão. Em 31 de dezembro de 2017, o montante registrado no passivo não circulante era de R$69,1 milhões, em 31 de dezembro de 2016 registrados R$68,1 milhões. Como parte do processo de reestruturação de dívida, a Companhia utilizou recursos captados por meio da emissão do Bônus Sênior VIII ocorrida em 11 de dezembro de 2017 pela controlada Gol Finance Inc. no montante de US$500 milhões e da emissão adicional no valor de US$150 milhões ocorrido em 2 de fevereiro de 2018 para resgatar a totalidade dos Bônus Sênior. Durante o exercício findo em 31 de dezembro de 2018, o montante registrado no passivo não circulante foi integralmente amortizado.

Em 07 de julho de 2016, a Companhia por meio de sua controlada Gol Finance (anteriormente chamada de GOL LuxCo S.A.) emitiu bônus sênior V no valor de R$47,4 milhões (US$14,5 milhões na data da captação) com garantia fidejussória da Companhia. Os bônus sênior tem vencimento em Dez/2018, com pagamento de juros semestrais de 8,50% a.a. e 1% a.a. a ser incorporado no montante principal (PIK). O montante de R$42,2 milhões corresponde aos recursos captados, líquidos dos custos de R$5,2 milhões. Os bônus sênior poderão ser resgatados pelo valor de face após 2 anos da data de emissão. Em 31 de dezembro de 2017, o montante registrado no passivo circulante era de R$23,3 milhões. Em 31 de dezembro de 2016, o montante registrado no passivo não circulante era de R$43,0 milhões. Como parte do processo de reestruturação de dívida, a Companhia utilizou recursos captados por meio da emissão do Bônus Sênior VIII ocorrida em 11 de dezembro de 2017 pela controlada Gol Finance Inc. no montante de US$500 milhões e da emissão adicional no valor de US$150 milhões ocorrido em 2 de fevereiro de 2018 para resgatar a totalidade dos Bônus Sênior.  Durante o exercício findo em 31 de dezembro de 2018, o montante registrado no passivo circulante foi integralmente amortizado.

Em 07 de julho de 2016, a Companhia por meio de sua controlada Gol Finance (anteriormente chamada de GOL LuxCo S.A.) emitiu bônus sênior VI no valor de R$134,6 milhões (US$41,4 milhões na data da captação) com garantia fidejussória da Companhia. Os bônus sênior tem vencimento em Jul/2021, com pagamento de juros semestrais de 8,50% a.a. e 1% a.a. a ser incorporado no montante principal (PIK). O montante de R$119,9 milhões corresponde aos recursos captados, líquidos dos custos de R$14,7 milhões. Os bônus sênior poderão ser resgatados pelo valor de face após 5 anos da data de emissão. Em 31 de dezembro de 2017, o montante registrado no passivo não circulante era de R$127,2 milhões. Em 31 de dezembro de 2016, o montante registrado no passivo não circulante era de R$120,6 milhões. Como parte do processo de reestruturação de dívida, a Companhia utilizou recursos captados por meio da emissão do Bônus Sênior VIII ocorrida em 11 de dezembro de 2017 pela controlada Gol Finance Inc. no montante de US$500 milhões e da emissão adicional no valor de US$150 milhões ocorrido em 2 de fevereiro de 2018 para resgatar a totalidade dos Bônus Sênior. Durante o exercício findo em 31 de dezembro de 2018, o montante registrado no passivo não circulante foi integralmente amortizado.

Em 07 de julho de 2016, a Companhia por meio de sua controlada Gol Finance (anteriormente chamada de GOL LuxCo S.A.) emitiu bônus sênior VII no valor de R$58,7 milhões (US$18,1 milhões na data da captação) com garantia fidejussória da Companhia. Os bônus sênior tem vencimento em Dez/2028, com pagamento de juros semestrais de 8,50% a.a. e 1% a.a. a ser incorporado no montante principal (PIK). O montante de R$52,3 milhões corresponde aos recursos captados, líquidos dos custos de R$6,4 milhões. Os bônus sênior poderão ser resgatados pelo valor de face após 12 anos da data de emissão. Em 31 de dezembro de 2017, o montante registrado no passivo não circulante era de R$54,8 milhões. Em 31 de dezembro de 2016, o montante registrado no passivo não circulante era de R$52,7 milhões. Como parte do processo de reestruturação de dívida, a Companhia utilizou recursos captados por meio da emissão do Bônus Sênior VIII ocorrida em 11 de dezembro de 2017 pela controlada Gol Finance Inc. no montante de US$500 milhões e da emissão adicional no valor de US$150 milhões ocorrido em 2 de fevereiro de 2018 para resgatar a totalidade dos Bônus Sênior. Durante o exercício findo em 31 de dezembro de 2018, o montante registrado no passivo não circulante foi integralmente amortizado.

Os recursos captados com a emissão dos bônus sênior V, VI e VII foram utilizados primordialmente para recompra parcial de títulos de dívida emitidos no exterior com vencimentos em 2017, 2020, 2022, 2023 e Bônus Perpétuos.

Em 24 de setembro de 2014, a Companhia por meio de sua controlada Gol Finance (anteriormente chamada de GOL LuxCo S.A.), emitiu bônus sênior no valor de R$796,6 milhões (US$325,0 milhões na data da captação) com garantia fidejussória da Companhia. Os bônus sênior tem vencimento em 2022, com pagamento de juros semestrais de 8,875% a.a.. Os recursos captados foram utilizados primordialmente para recompra parcial de títulos de dívida emitidos no exterior com vencimentos em 2017, 2020 e 2023. O montante de R$776,7 milhões corresponde aos recursos captados, líquidos dos custos de R$19,9 milhões. Tais custos correspondem a gastos com elaboração de prospectos e relatórios de R$9,6 milhões e taxas no montante de R$10,3 milhões. Os bônus sênior poderão ser resgatados pelo valor de face após 4 anos da data de emissão. Em 31 de dezembro de 2019, o montante registrado no passivo não circulante era de R$313,3 milhões. Em 31 de dezembro de 2018, o montante registrado no passivo não circulante era de R$352,2 milhões. Em 31 de dezembro de 2017, o montante registrado no passivo não circulante era de R$299,5 milhões. Em 31 de dezembro de 2016, o montante registrado no passivo não circulante era de R$889,6 milhões.

Em 11 de dezembro de 2017, a Companhia por meio de sua controlada Gol Finance (anteriormente chamada de GOL LuxCo S.A.), emitiu uma série de bônus sênior com vencimento em 2025, no valor de R$1.642.000 (US$500.000 na data da captação), com custos de emissão de R$45.172 (US$ 17.283 na data da captação). Em 2 de fevereiro de 2018, a Companhia por meio de sua controlada Gol Finance, realizou a emissão adicional do Bônus Sênior VIII com vencimento em 2025, no valor de R$486.735 (US$150 milhões na data da captação), com custos de emissão de R$8.578 (US$2.873 na data da captação). Os Bônus Sênior tem como garantia o aval da Companhia com pagamento de juros semestrais de 7.00% a.a. Os recursos captados tem o propósito de serem utilizados para recompra de outros Bônus e para propósitos corporativos em geral. Em 31 de dezembro de 2019, o montante registrado no passivo não circulante era de R$2.548,3 milhões. Em 31 de dezembro de 2018, o montante registrado no passivo não circulante era de R$2.439,5 milhões. Em 31 de dezembro de 2017, o montante registrado no passivo não circulante era de R$1.597,7 milhões.

Em 26 de março de 2019, 17 de abril de 2019 e 17 de julho de 2019 a Companhia por meio da GOL Equity Finance (“emissora”), uma sociedade de propósito específico constituída de acordo com as leis de Luxemburgo, emitiu Exchangeable Senior Notes (“ESN”), com vencimento em 2024, sobre os quais incidirão juros nominais de 3,75% a.a., a serem pagos semestralmente. Tal operação foi garantida pela Companhia e pela controlada GLA. Os detentores dos títulos terão o direito de permutá-los por American Depositary Shares ("ADSs") onde cada uma representando duas ações preferenciais da GOL. A taxa inicial de permuta dos títulos é de 49,3827 ADSs por US$1mil do valor principal dos títulos o que equivale a um preço inicial de permuta de aproximadamente US$20,25 por ADS e representa um prêmio de permuta de aproximadamente 35% acima do preço da oferta pública inicial das ADSs vendidas na oferta simultânea de ADSs descrita abaixo, que foi US$15,00 por ADS. A taxa de permuta dos títulos está sujeita a ajuste no momento de ocorrência de determinados eventos. A liquidação dos títulos poderá ser efetuada em dinheiro, ADSs ou por meio da combinação de ambos. As captações efetuadas no âmbito dessa operação durante o exercício findo em 31 de dezembro de 2019, estão apresentadas a seguir:

Valores em US$ mil
Data	Emissão nominal	Ágio	Custo atribuído ao componente dívida	Custo atribuído ao componente derivativo	Capped Call	Captação Líquida
26/03/2019	300.000	-	(12.179)	(6.533)	(26.190)	255.098
17/04/2019	45.000	-	(3.862)	(1.463)	(3.929)	35.746
17/07/2019	80.000	16.000	(2.123)	(2.247)	(9.680)	81.950
	425.000	16.000	(18.164)	(10.243)	(39.799)	372.794

Valores em R$
Data	Emissão nominal	Ágio	Custo atribuído ao componente dívida	Custo atribuído ao componente derivativo	Capped Call	Captação Líquida
26/03/2019	1.169.010	-	(47.067)	(25.248)	(101.214)	995.481
17/04/2019	177.539	-	(14.870)	(5.760)	(15.499)	141.410
17/07/2019	301.192	60.194	(7.987)	(8.453)	(36.444)	308.502
	1.647.741	60.194	(69.924)	(39.461)	(153.157)	1.445.393

Adicionalmente, a emissora realizou operações privadas de derivativos (“Capped call”) com alguns dos subscritores dos títulos e/ou outras instituições financeiras ("contrapartes"), com as quais se espera, de forma geral, reduzir a potencial diluição das ações preferenciais e das ADSs da GOL diante da permuta de quaisquer títulos e/ou compensar quaisquer pagamentos em dinheiro exigidos da emissora que superem o valor principal dos títulos permutados, conforme o caso, sendo que tal redução ou compensação estará sujeita a um limite baseado no preço máximo. O preço máximo das operações privadas da capped call será de aproximadamente US$27,75 por ADS (o que representa um prêmio de aproximadamente 85% acima do preço da oferta pública inicial dos ADSs vendidos na oferta simultânea de ADSs).

Em 31 de dezembro de 2019, a parcela correspondente a opção de conversão dos títulos em ações a valor de mercado corresponde a R$626.557.

A Companhia usará os recursos obtidos com a emissão dos títulos para pagar os custos de transações vinculadas à emissão, incluindo custos com operações de derivativos e para o financiamento de suas operações.

Bônus Perpétuos

Em 05 de abril de 2006, a Companhia, por meio de sua controlada GOL Finance (anteriormente chamada de GOL LuxCo S.A.), captou recursos mediante emissão de bônus perpétuos denominados em Dólares norte-americanos no valor nominal US$200 milhões com garantia fidejussória da Companhia e da controlada GLA. Os bônus perpétuos não tem vencimento determinado, e podem ser resgatados pelo valor de face após o decurso de cinco anos da data de emissão, com juros de 8,75% a.a. Os recursos captados são para financiamento de aquisição de aeronaves e financiamentos bancários com garantia do U.S. Ex-Im Bank. Em 31 de dezembro de 2019, o montante registrado no passivo não circulante era de R$533,9 milhões, em 31 de dezembro de 2018, o montante registrado no passivo não circulante da controladora era de R$513,3 milhões, e em 31 de dezembro de 2017, o montante registrado era de R$438,2 milhões.

Emissão de crédito com garantia fidejussória (Term Loan):

Em 31 de agosto de 2015, a Companhia, por meio de sua controlada Gol Finance (anteriormente chamada de GOL LuxCo S.A.), emitiu uma dívida no valor de R$1.191.870 (US$300.000 na data de captação) com custos de emissão de R$48.700 (US$12.258 na data da captação) por meio do banco Morgan Stanley, com prazo de vencimento em 5 anos e taxa contratual de juros de 6,5% a.a. A Companhia contou com a garantia fidejussória adicional (“Backstop Guaranty”) concedida pela Delta. Em contrapartida, apartado ao instrumento, a Companhia concedeu como garantia à Delta o penhor de ações ordinárias emitidas pela Smiles e de titularidade da Companhia. A avaliação da garantia é feita através do comparativo entre o valor de mercado das ações da Smiles em relação à dívida atualizada e, caso a dívida supere o valor de mercado, a Companhia está obrigada a realizar um depósito em garantia. Durante os exercícios findos em 31 de dezembro de 2017, 2018 e 2019 a Companhia não ultrapassou os limites contratuais que determinam a obrigatoriedade de realizar tal depósito e, portanto, o saldo foi integralmente resgatado.

(ii) outras relações de longo prazo com instituições financeiras

Em 31 de dezembro de 2019, não possuíamos qualquer outra operação de longo prazo com instituições financeiras, além daquelas mencionadas no item anterior.

(iii)       grau de subordinação entre as dívidas

Em eventual concurso universal de credores, a subordinação entre as obrigações registradas no passivo exigível acontecerá de acordo com a lei 11.101 de 2005:

•      Obrigações sociais e trabalhistas;

•      Impostos a recolher;

•      Arrendamento (garantia real);

•      Empréstimos e financiamentos;

•      Créditos quirografários;

•      Créditos subordinados;

•      Dividendos e juros sobre capital próprio.

Nos nossos contratos de arrendamento financeiro, o arrendador tem prioridade, em relação aos demais credores, na recuperação da aeronave, nos termos do contrato aplicável.

Não existe grau de subordinação entre as dívidas da companhia.

Adicionalmente, a totalidade de empréstimos, financiamentos e títulos da dívida da companhia em 31 de dezembro de 2019 era de R$8,39 bilhões. Deste montante R$5,94 bilhões correspondia à obrigação de natureza quirografária e R$2,45 bilhão correspondia a obrigações com garantias reais. Para o exercício de 2018, o endividamento total era de R$7,1 bilhões, sendo R$5,6 bilhões correspondia à obrigação de natureza quirografária e R$1,5 bilhão correspondia a obrigações com garantias reais. Para o exercício de 2017, o endividamento total era de R$7,1 bilhões, R$5,4 bilhões correspondiam à obrigação de natureza quirográfica e R$1,7 bilhão correspondia a obrigações com garantias reais.

(iv)      eventuais restrições impostas ao emissor, em especial, em relação a limites de endividamento e contratação de novas dívidas, à distribuição de dividendos, à alienação de ativos, à emissão de novos valores mobiliários e à alienação de controle societário, bem como se o emissor vem cumprindo essas restrições

A Companhia possui cláusulas restritivas (covenants) no Term Loan e nas Debêntures VII. No Term Loan, a Companhia é obrigada a realizar depósitos em função do atingimento de limites contratuais da dívida vinculada em dólar. Em 31 de dezembro de 2019, a Companhia não possui depósitos em garantia vinculados aos limites contratuais do Term Loan. Nas Debêntures VII, foram medidos: (i) dívida líquida / resultado antes dos juros, impostos, depreciação, amortização e as despesas com arrendamento (“EBITDAR”), e (ii) índice de cobertura de dívida (“ICSD”), e encontram-se dentro dos padrões exigidos contratualmente. A obrigatoriedade de mensuração de tais indicadores conforme a escritura de emissão é semestral. Sendo que a próxima medição ocorrerá ao final do primeiro semestre de 2020.

(v)         arrendamentos a pagar

		Consolidado
		2018													2019
	Taxa média ponderada (a.a.)	Circulante	Não circulante	Total	Adoção IFRS 16 (1)	Adições	Baixas	Alteração contratual	Pagamentos	Pagamento (Depósito em garantia)	Pagamento (Reserva de manutenção)	Juros incorridos	Pagamento de juros	Variação cambial	Circulante	Não circulante	Total
Em R$:
Arrendamentos sem opção de compra	12,92%	-	-	-	49.975	2.925	-	-	(18.085)	-	-	9.992	-	-	21.781	23.026	44.807
Total		-	-	-	49.975	2.925	-	-	(18.085)	-	-	9.992	-	-	21.781	23.026	44.807

Em US$:
Arrendamentos com opção de compra	3,75%	120.118	520.542	640.660	-	-	137	-	(113.362)	-	-	22.931	(23.304)	21.768	128.936	419.894	548.830
Arrendamentos sem opção de compra	8,55%	-	-	-	5.540.621	954.101	(7.676)	(275.921)	(1.437.957)	(476)	(6.498)	469.621	-	223.328	1.253.995	4.205.148	5.459.143
Arrendamentos outros	-	135.799	135.686	271.485	(219.728)	-	-	-	(48.273)	-	-	-	-	(3.484)	-	-	-
Total		255.917	656.228	912.145	5.320.893	954.101	(7.539)	(275.921)	(1.599.592)	(476)	(6.498)	492.552	(23.304)	241.612	1.382.931	4.625.042	6.007.973

Total arrendamentos		255.917	656.228	912.145	5.370.868	957.026	(7.539)	(275.921)	(1.617.677)	(476)	(6.498)	502.544	(23.304)	241.612	1.404.712	4.648.068	6.052.780

		31/12/2017									31/12/2018
	Taxa média ponderada (a.a.)	Circulante	Não Circulante	Total	Baixa	Alt.Contratual	Pagamento Caixa	Juros Provisão	Juros Pagamento	Variação Cambial	Circulante	Não Circulante	Total
Em US$:
Arrendamentos financeiros	3,75%	288.194	1.187.957	1.476.151	(571.198)	(234.083)	(248.950)	52.363	(52.679)	219.057	120.118	520.543	640.661
Total arrendamentos		288.194	1.187.957	1.476.151	(571.198)	(234.083)	(248.950)	52.363	(52.679)	219.057	120.118	520.543	640.661

		31/12/2067									31/12/2018
	Taxa média ponderada (a.a.)	Circulante	Não Circulante	Total	Baixa	Alt.Contratual	Pagamento Caixa	Juros Provisão	Juros Pagamento	Variação Cambial	Circulante	Não Circulante	Total
Em US$:
Arrendamentos financeiros	3,75%	266.894	1.451.119	1.718.013	-	18.365	(272.791)	55.135	(58.115)	15.544	288.194	1.187.957	1.476.151
Total arrendamentos		266.894	1.451.119	1.718.013	-	18.365	(272.791)	55.135	(58.115)	15.544	288.194	1.187.957	1.476.151

g.         limites de utilização dos financiamentos já contratados

A companhia dispõe da possibilidade de contratação de linhas de créditos junto a instituições financeiras e bancos para financiamento do capital de giro e para investimento em nosso negócio.

h.         alterações significativas em cada item das demonstrações financeiras

As informações financeiras apresentadas foram extraídas das nossas demonstrações financeiras consolidadas e respectivas notas explicativas, elaboradas para os exercícios sociais encerrados em 31 de dezembro de 2019, 2018 e 2017 preparadas de acordo com as práticas contábeis adotadas no Brasil e IFRS que refletem adequadamente os resultados de nossas operações e de nossa situação financeira e patrimonial nos respectivos períodos.

As informações incluídas neste item 10 relativas ao nosso setor de atividade, indicadores financeiros do setor, bem como as estimativas a respeito de participações de mercado, foram obtidas por meio de levantamentos internos, informações públicas e publicações sobre o setor. Foram incluídas informações de relatórios elaborados por fontes públicas oficiais, como o Banco Central do Brasil (BACEN), o Instituto Brasileiro de Geografia e Estatística (IBGE), a Empresa Brasileira de Infraestrutura Aeroportuária (INFRAERO), dentre outras. As informações que constam dessas publicações são extraídas de fontes consideradas confiáveis, mas não podemos garantir a exatidão e a integridade dessas informações. Os referidos levantamentos internos e estimativas não foram objeto de comprovação independente.

Cenário Econômico Brasileiro

O ano de 2019 foi um ano de baixo crescimento na economia brasileira. Segundo o IBGE (Instituto Brasileiro de Geografia e Estatística), o PIB - Produto Interno Bruto cresceu 1,13% no ano, o mais baixo desde 2016. Este desempenho é resultado do aumento dos investimentos, pelo aumento do consumo, e pelas atividades de Serviços e Agropecuária.

O cenário econômico brasileiro afeta diretamente nossa posição financeira e resultado das operações. Mudanças bruscas na economia e na política ocorridas e que podem ocorrer no futuro e intervenções do governo brasileiro na economia têm exigido e continuarão a exigir uma avaliação contínua dos riscos associados com nossas atividades, bem como o correspondente ajuste de nossa estratégia de negócios. Particularmente, a disponibilidade de renda familiar e a elevação dos níveis de emprego são fatores que contribuem para o efetivo crescimento do nosso negócio. Adicionalmente, nossos custos de produção são afetados pela inflação e pelas variações cambiais que afetam o custo dos componentes importados que utilizamos em nossos produtos.

Nossos resultados operacionais são afetados pelas variações cambiais. A grande maioria de nossas receitas é expressa em reais (sendo uma pequena parcela de nossas receitas de voos internacionais denominadas em outras moedas); porém, parte significativa de nossas despesas operacionais é devida em dólares norte-americanos ou atrelada ao dólar norte-americano, tais como os pagamentos devidos nos termos de nossos contratos de arrendamento operacional de aeronaves, reserva e depósitos relacionados à manutenção e aos custos com combustível e manutenção de aeronaves. Com base em análises estatísticas de nossos dezenove anos de operação, acreditamos que nossas receitas apresentam alta correlação com a taxa de câmbio Real/dólar norte-americano e com os preços de combustível, visto que as flutuações do Real e aumentos dos preços de combustível são geralmente incorporadas às estruturas tarifárias das companhias aéreas brasileiras.

Em 2019, aproximadamente 48,9% (aproximadamente 55,8% em 2018 e 43,8% em 2017) de nossas despesas operacionais (incluindo combustível, e parte das despesas de prestação de serviços e materiais de manutenção e reparo) são expressas em dólares norte-americanos ou atreladas a essa moeda, variando, dessa forma, com a taxa de câmbio Real/dólar norte-americano. Acreditamos que nossos programas de hedge ajudam a nos proteger de oscilações de curto prazo nos preços de combustíveis de aeronaves.

A inflação também teve, e poderá continuar a ter, efeito sobre nossa situação financeira e resultados operacionais.

Em 2019, aproximadamente 51,1% de nossas despesas operacionais (excluindo combustível) foram denominadas em Reais (em 2018, 44,2%, e 52,2% em 2017). Os fornecedores e prestadores de serviços relacionados a estas despesas geralmente tentam aumentar seus preços para refletir a inflação brasileira.

Indicadores Econômicos	2019	2018	2017
Crescimento do PIB	1,10%	1,15%	1,0%
Inflação (IGP-M)(1)	7,32%	7,55%	-0,52%
Inflação (IPCA)(2)	4,31%	3,75%	2,95%
Taxa CDI(3)	4,40%	6,40%	6,89%
Taxa LIBOR(4)	1,91%	2,81%	1,69%
Depreciação média do Real vs. Dólar norte-americano	4,02%	17,1%	1,50%
Taxa de câmbio no final do período	R$4,0307	R$3,8748	R$3,3080
Taxa de câmbio média(5)	R$3,9451	R$3,8084	R$3,1925
Preço do WTI (West Texas intermediate) final do período (por barril)	US$61,06	US$44,61	US$60,42
Aumento (diminuição) do preço final do WTI por barril	34,46%	-26,1%	12,4%
Preço do WTI médio do período (por barril)	US$57,03	US$64,90	US$50,85
Aumento (diminuição) do preço médio do WTI por barril	-12,1%	27,6%	17,4%

Fontes: Banco Central do Brasil, FGV, IBGE e Bloomberg.
(1) A inflação expressa pelo IGP-M é o índice geral de preços do mercado mensurado pela Fundação Getúlio Vargas;
(2) A inflação expressa pelo IPCA é o índice nacional de preços ao consumidor amplo mensurado pelo Instituto Brasileiro de Geografia e Estatística (IBGE);
(3) O CDI é o certificado de depósito interbancário (anualizado e acumulado pelos períodos findos);
(4) LIBOR de três meses expressas em dólares norte-americanos com a cotação de final de período;
(5) Representa a média das taxas de câmbio de final de período de cada mês.

A tabela a seguir apresenta nossos principais indicadores financeiros e operacionais em 2019, 2018 e 2017.

Informações Operacionais	2019	2018	2017
Passageiros-quilômetro Transportados (RPK) (em milhares)	41.863	38.424	37.231
Assento-quilômetro Oferecido - ASK (em milhares)	51.065	48.058	46.695
Taxa de Ocupação (%)	82,0%	80,0%	79,7%
Yield Líquido por Passageiro/km (em centavos)	31,24	27,67	25,69
Uso de Aeronave (hora-bloco por dia)	12,3	11,8	12,1
Receita Operacional por Assento-quilômetro Oferecido, Líquido (em centavos)	27,15	23,75	22,12
Custo Operacional por Assento-quilômetro Disponível (em centavos)	22,97	20,83	20,00
Receita Operacional Líquida (em milhões)	13.864,7	11.411,4	10.329,0
Custo e Despesa Operacional (em milhões)	(11.732,0)	(10.011,8)	(9.340,2)
Margem Operacional (%)	15,4%	12,3%	9,6%
Lucro (Prejuízo) Líquido (em milhões)	(117,3)	(1.085,4)	18,8
Margem Líquida (%)	-0,8%	-9,5%	0,2%
EBITDAR (*) (em milhões)	3.860,7	3.181,3	2.434,5
Margem EBITDAR (* )(%)	27,8%	27,9%	23,6%

(*) No exercício findo em 31 de dezembro de 2019, a Companhia adotou o normativo contábil CPC 06 (R2) – “Operações de Arrendamento Mercantil”, e não reconheceu despesas com arrendamento a partir de 1º de janeiro de 2019. Dessa forma, EBITDAR de 2019 corresponde ao mesmo valor do EBITDA.

A tabela abaixo mostra a composição de nossos dados e despesas operacionais com base nos assentos-quilômetro oferecidos em 2019, 2018 e 2017.

Custo por ASK (R$/centavos)	2019	2018	2017
Com pessoal	(4,62)	(3,96)	(3,66)
Combustíveis e lubrificantes	(7,93)	(8,05)	(6,18)
Arrendamento de aeronaves	-	(2,32)	(2,01)
Comerciais e publicidade	(1,31)	(1,21)	(1,27)
Tarifas de pouso e decolagem	(1,49)	(1,55)	(1,42)
Gastos com passageiros	(1,13)	(0,99)	(0,94)
Prestação de serviços	(1,39)	(1,28)	(1,35)
Manutenção e reparo	(1,11)	(1,19)	(0,79)
Depreciação e amortização	(3,38)	(1,39)	(1,08)
Outras	(0,61)	1,09	(1,31)
Custo por ASK (CASK)	(22,97)	(20,83)	(20,00)
Custo por ASK excluindo combustíveis (CASK ex-comb.)	(15,05)	(12,78)	(13,82)

Comparação dos resultados operacionais e financeiros nos exercícios sociais findos em 31 de dezembro de 2019, 2018 e 2017:

Nosso lucro operacional em 2019 foi de R$2.132,7 milhões, comparado a um lucro operacional de R$1.400,0 milhões em 2018 e a um lucro operacional de R$989,4 milhões em 2017. O aumento do lucro operacional deve-se, resumidamente, ao aumento na receita líquida e à menor despesas de variação cambial. Nossa margem operacional em 2019 foi de 15,4%, um avanço frente à margem de 12,3% em 2018 e à margem operacional de 9,6% em 2017. Em 2019 registramos prejuízo líquido de R$179,3 milhões, em comparação ao lucro líquido de R$779,7 milhões em 2018 e lucro líquido R$377,8 milhões em 2017.

Receitas Operacionais Líquidas

As receitas operacionais líquidas de 2019 aumentaram em 21,5% e atingiram R$13.864,7 milhões. Em 2018 foram de R$11.411,4 milhões, aumento de 10,5% em relação a 2017.

Em 2019, nossa receita operacional por assento-quilômetro oferecido (“RASK”) apresentou um aumento de 14,3%, saindo dos R$23,75 centavos em 2018 para R$27,15 centavos em 2019. Em 2018, o RASK apresentou um aumento de 7,3%, saindo dos R$22,12 centavos em 2017 para R$23,75 centavos em 2018.

Receitas Operacionais de Passageiros

A receita operacional de passageiro aumentou 23,0% em 2019, registrando R$13.077,7 milhões. Em 2018, apresentou aumento de 11,2%, registrando R$10.633,5 milhões, em comparação a 2017 que foi de R$9.564,0 milhões.

Nossa receita por passageiro por assento-quilômetro oferecido (“PRASK”) totalizou R$22,13 centavos, um aumento de 8,0% frente aos R$20,48 centavos de 2017, 9,4% maior em relação aos R$18,72 centavos registrados em 2016. O resultado foi impactado pela melhora da atividade econômica.

Receitas Auxiliares (receita de cargas e outras receitas)

As receitas auxiliares aumentaram 1,2% no ano de 2019 frente a 2018 e registraram R$787,0 milhões. O contínuo aumento da receita é resultado, refletindo o aumento da receita com os serviços de carga, e receita com programa de Fidelidade Smiles (ex- GOL).

Custos e Despesas Operacionais

Em 2019, os custos e despesas operacionais totalizaram R$11.732,0 milhões, aumento de 17,2% em relação ao ano anterior, principalmente: (i) aumento de 24% das despesas com pessoal; (ii) aumento dos gastos de depreciação e amortização em 40%; (iii) apreciação da cotação média do dólar americano frente ao Real de 7,9%; e (iv) resultado com venda de 25 aeronaves em 2018, em comparação com a venda de 1 aeronave em 2019.

Em 2018, os custos e despesas operacionais totalizaram R$10.011,8 milhões, aumento de 7,2% em relação ao ano anterior, principalmente: (i) aumento do preço de querosene no Brasil em 35,2% (ii) apreciação da cotação média do dólar americano frente ao Real de 14,5% (iii) parcialmente compensado pelo resultado operacional com venda de aeronave.

Em 2017, os custos e despesas operacionais totalizaram R$9.340,2 milhões, aumento de 1,9% em relação ao ano anterior, principalmente: (i) aumento do preço/litro Combustível em 8,1% (ii) aumento da compra de produtos e passagens de empresas parceiras a serem resgatados no programa Smiles (iii) devido ao custo não recorrente com baixa de imobilizado ocorridos em 2016.

Salários e benefícios com pessoal no ano de 2019 registrou R$2.361,3 milhões, uma alta de 24,0% frente ao ano anterior devido à reoneração da folha de pagamento de 0% para 20%, ao maior custo proveniente do reajuste salarial e a 819 novas contratações para a expansão das operações, rotas e bases.

Salários e benefícios com pessoal no ano de 2018 registrou R$1.903,9 milhões, uma alta de 11,5% frente ao ano anterior devido ao maior custo proveniente do reajuste salarial, além das novas contratações para viabilizar a expansão internacional.

Em 2017 foi de R$1.708,1 milhões, superior em 3,1% ao ano de 2016, referente ao aumento nos salários dos colaboradores a partir do dissídio da categoria.

Os custos com combustíveis e lubrificantes em 2019 apresentaram R$4.047,3 milhões, um aumento de 4,6% decorrente principalmente ao aumento de 5,1% de litros consumidos no exercício e pela apreciação da cotação média do dólar americano ante o Real de 4,0%, parcialmente compensados pela queda no preço do combustível por litro em 4,1%.

Os custos com combustíveis e lubrificantes em 2018 apresentaram R$3.867,7 milhões, aumento de 33,9%, devido, principalmente, ao maior preço médio por litro de combustível em 35,2% e pela apreciação da cotação média do dólar americano ante o Real de 14,5%.

Em 2017 apresentaram R$2.887,7 milhões, aumento de 7,1%, devido, principalmente, ao maior preço médio por litro de combustível em reais que foi influenciado pelo aumento dos preços internacionais (jet fuel) de 24,7% contra o mesmo período de 2016, porém impactado pela apreciação média do Real em 8,5% contra o dólar.

Em 2019, a Companhia adotou o normativo contábil CPC 06 (R2) – “Operações de Arrendamento Mercantil”, e, a partir de 1º de janeiro de 2019, não registrou despesas operacionais de arrendamento.

A despesa com arrendamento de aeronaves registrou R$1.112,8 milhões em 2018, aumento de 18,4% frente a 2017, principalmente devido ao aumento dos contratos de arrendamento de aeronaves realizada durante 2018, e parcialmente impactado de forma negativa pela depreciação do Real.

Em 2017, registrou R$939,7 milhões em 2017, redução de 5,7% frente a 2016, principalmente devido à redução dos contratos de arrendamento de aeronaves em 2017, e parcialmente impactado de forma positiva pela apreciação do Real.

As despesas com comerciais e publicidade de 2019 apresentaram R$670,4 milhões no ano, aumento de 15,2%, devido principalmente ao aumento nas despesas com comissões sobre vendas como consequência do incremento da receita líquida.

As despesas com comerciais e publicidade de 2018 apresentaram R$582,0 milhões no ano ou redução de 1,5%, devido a menores incentivos de vendas e gastos publicitários.

Em 2017 apresentaram R$590,8 milhões no ano ou aumento de 6,3%, devido, principalmente aos investimentos com a campanha #NOVAGOL.

As despesas com tarifas de pouso e decolagens em 2019 foram R$759,8 milhões, superior em 2,2% a 2018, devido aos aumentos por parte das concessionárias das taxas de pouso, auxílio navegação e de permanência em aeroportos.

Em 2018 foram R$743,4 milhões, superior em 11,9% a 2017, devido aos aumentos das taxas de pouso, auxílio navegação e de permanência em aeroportos.

Em 2017 foi de R$664,2 milhões, inferior em 3,4% a 2016, principalmente devido à racionalização da malha aérea e à redução de 4,2% no volume de decolagens, parcialmente compensado pelo aumento das taxas nos aeroportos.

As despesas com gastos de passageiros registraram R$578,7 milhões em 2019, com aumento de 22,1% frente a 2018, principalmente devido reembolso de passagens, acomodações e diárias provenientes de cancelamentos de voos e aumento dos gastos com serviços de handling e rampa.

Em 2018 foram de R$474,1 milhões com aumento de 8,5% frente a 2017, principalmente devido reembolso de passagens, acomodações e diárias provenientes de cancelamentos de voos.

As despesas com prestação de serviços registraram R$707,4 milhões em 2019, aumento de 15,3% frente a 2018, principalmente devido redução da compra de produtos e passagens de empresas parceiras a serem resgatados no nosso programa de fidelidade Smiles.

Em 2018, registraram R$613,8 milhões, com queda de 2,3% frente a 2017, principalmente devido redução da compra de produtos e passagens de empresas parceiras a serem resgatados no nosso programa de fidelidade Smiles.

Em 2017, registraram R$628,1 milhões em 2017, com queda de 16,6% frente a 2016, principalmente, principalmente pelo aumento da compra de produtos e passagens de empresas parceiras a serem resgatados no programa Smiles.

As despesas com manutenção, materiais e reparos registraram em 2019 em R$569,2 milhões, uma queda de 0,2% frente a 2018, devido ao menor volume de devolução de aeronaves em 2019.

Em 2018 as despesas foram de R$570,3 milhões, um aumento de 54,7% frente a 2017, devido; ao aumento do dólar médio no período, do aumento na capitalização dos custos de manutenção de APUs e trens de pouso, e maiores custos com checks para devolução de aeronaves alinhada à execução do plano de renovação da frota.

Em 2017, registrou R$368,7 milhões, uma redução de 37,8% frente a 2016, devido a maior eficiência nos processos de manutenção, a redução na capitalização dos custos de manutenção de APUs e trens de pouso, e menos custos com checks para devolução de aeronaves.

As despesas com depreciação e amortização registraram R$1.728,0 milhões em 2019, ou aumento de 40,0% na comparação anual devido devido à inclusão de 16 aeronaves adicionais na frota operacional e uma redução no prazo de depreciação de manutenção capitalizada de motores.

Em 2018 registraram R$668,5 milhões, ou aumento de 32,3% na comparação anual, devido ao aumento de manutenção dos motores capitalizados.

Em 2017 registraram R$505,4 milhões em 2017, ou aumento de 12,9% na comparação anual devido à depreciação da manutenção dos motores capitalizados e da desvalorização do Real frente ao Dólar final de período em 1,5%.

Em 2019 houve a transação de 1 aeronave de Sale-leaseback no montante de R$7,9 milhões.

As transações de Sale-leaseback registraram um ganho de R$914,2 milhões no ano de 2018, principalmente devido ao resultado operacional de venda de aeronaves 737 ocorrido no 4T18. Para o ano de 2017, foi registrado custo de R$7,1 milhões e no ano de 2016, ganho de R$233,5 milhões.

Outras despesas operacionais (compostas principalmente por diárias, despesas de viagem e hospedagem de tripulação, locação de equipamentos e despesas gerais e administrativas) registraram R$317,8 milhões de despesas em 2019, 18,4% menor frente a 2018.

Outras despesas operacionais em 2018 registraram R$389,5 milhões menor em 35,4% frente a 2017.

Em 2017, as outras despesas operacionais (compostas principalmente por diárias, despesas de viagem e hospedagem de tripulação, locação de equipamentos e despesas gerais e administrativas) registraram R$603,3 milhões, 8,8% maior frente a 2016.

Resultado financeiro

Em 2019, o resultado financeiro líquido registrou R$1.743,8 milhões negativos, frente aos R$1.882,6 milhões negativos em 2018. Em 2019, a GOL contabilizou perdas com variações cambiais de R$385,1 milhões, enquanto em 2018 foram contabilizadas perdas com variações cambiais de R$1.081,2 milhões.

Em 2018, o resultado financeiro líquido registrou R$1.882,6 milhões negativos, frente aos R$918,8 milhões negativos em 2017. Em 2018, a GOL contabilizou perdas com variações cambiais de R$1.081,2 milhões, enquanto em 2017 foram contabilizadas perdas com variações cambiais de R$81,7 milhões.

Em 2017, o resultado financeiro líquido registrou R$918,8 milhões negativos, frente aos R$664,9 milhões positivos em 2016. Em 2016, a GOL contabilizou ganhos com variações cambiais de R$1,4 bilhão, enquanto em 2017 foram contabilizadas perdas com variações cambiais de R$81,7 milhões.

Tributação sobre a renda

A despesa de imposto de renda em 2019 foi de R$209,6 milhões, representando variação de R$87,5 milhões frente ao registrado em 2018. O resultado deve-se, principalmente, a créditos fiscais e um passivo diferido não recorrente de imposto de renda em 2018 no Smiles.

A despesa de imposto de renda em 2018 foi de R$297,1 milhões, representando variação de R$604,3 milhões frente ao registrado em 2017. O resultado deve-se, principalmente, devido ao reconhecimento de R$547,1 milhões de imposto de renda diferido em 2017.

O imposto de renda de 2017 foi de R$307,2 milhões positivo, representando variação de R$566,3 milhões frente ao registrado em 2016. O resultado deve-se, principalmente, devido ao acréscimo de R$547,1 milhões de imposto de renda diferido.

10.2 COMENTÁRIOS DOS DIRETORES SOBRE:

a.          Resultados das operações da Companhia em 2019, 2018 e 2017

i.                      descrição de quaisquer componentes importantes da receita

A nossa receita líquida total é decorrente da receita de transporte de passageiros, da nossa Venda a Bordo, taxas de remarcação, reembolso e cancelamento de passagens, também pelas receitas advindas do “GOL+ Conforto” no mercado doméstico e da venda de assentos “GOL+ Conforto” nos voos internacionais e das receitas auxiliares que compreendem as receitas de cargas, do nosso programa de milhagem Smiles (ex-GOL).

ii.                    fatores que afetaram materialmente os resultados operacionais

Nossos resultados operacionais em 2019 foram afetados pelos seguintes fatores-chave:

Aumento da receita operacional: A GOL apresenta uma receita líquida total no ano de R$13.864,7 milhões, 21,5% superior a 2019. Essa variação positiva é reflexo da eficiência operacional da Companhia.

Aumento estrutural do nosso custo operacional que totalizou R$11.732,0 milhões, aumento de 17,2% em relação ao ano anterior, principalmente: (i) aumento dos custos de depreciação e amortização decorrentes da inclusão de 16 aeronaves na frota total (ii) aumentos dos gastos com pessoal pela inclusão de 819 novos colaboradores para à expansão das operações, novas rotas e bases (iii) parcialmente compensado pela queda de receita decorrente de venda de aeronaves ocorrida em 2018 e não recorrente em 2019.

Nossos resultados operacionais em 2018 foram afetados pelos seguintes fatores-chave:

Aumento da receita operacional: A GOL apresenta uma receita líquida total no ano de R$11.411,4 milhões, 10,5% superior a 2018. Essa variação positiva é reflexo da eficiência operacional da Companhia.

Aumento estrutural do nosso custo operacional que totalizou R$10.011,8 milhões, aumento de 7,2% em relação ao ano anterior, principalmente: (i) aumento do preço de querosene no Brasil em 35,2% (ii) apreciação da cotação média do dólar americano frente ao Real de 14,5% (iii) parcialmente compensado pelo resultado operacional com venda de aeronave.

Nossos resultados operacionais em 2017 foram afetados pelos seguintes fatores-chave:

Aumento da receita operacional: A GOL apresenta uma receita líquida total no ano de R$10.329,0 milhões, 4,7% superior a 2016. Essa variação positiva é reflexo da eficiência operacional da Companhia.

Aumento do estrutural no nosso custo operacional que totalizou R$9.340,2 milhões, aumento de 1,9% em relação ao ano anterior, principalmente: (i) aumento do preço de querosene no Brasil em 8,1% (ii) aumento da compra de produtos e passagens de empresas parceiras a serem resgatados no programa Smiles (iii) devido ao custo não recorrente com baixa de imobilizado ocorridos em 2016.

b.         Variações das receitas atribuíveis a modificações de preços, taxas de câmbio, inflação, alterações de volumes e introdução de novos produtos e serviços

Variação da Receita Líquida em 2019

A receita líquida apresentou um crescimento de 21,5% em 2019 na comparação com o ano de 2018. O aumento na receita líquida é proveniente do aumento da atividade de transporte de passageiros. Além disso, viu-se a nossa receita por passageiro por assento-quilômetro oferecido (“PRASK”) totalizar R$25,61 centavos, representando um crescimento de 15,7% frente aos R$22,13 centavos de 2018. Como também, crescimento do RASK Líquido para R$27,15 centavos em 2018, aumento de 14,3% na comparação com igual período de 2018. Em 2019, 86,3% de nossa receita líquida estava denominada em Reais.

Variação da Receita Líquida em 2018

A receita líquida apresentou um crescimento de 10,5% em 2018 na comparação com o ano de 2017. O aumento na receita líquida é proveniente do aumento da atividade de transporte de passageiros. Além disso, viu-se a nossa receita por passageiro por assento-quilômetro oferecido (“PRASK”) totalizar R$22,13 centavos, representando um crescimento de 8,0% frente aos R$20,48 centavos de 2017. Como também, crescimento do RASK Líquido para R$23,75 centavos em 2018, aumento de 7,3% na comparação com igual período de 2017. Em 2018, 85,3% de nossa receita líquida estava denominada em Reais.

Variação da Receita Líquida em 2017

A receita líquida apresentou um crescimento de 4,7% em 2017 na comparação com o ano de 2016. O aumento na receita líquida se deu primordialmente, por conta da reestruturação de sua malha aérea e proveniente da atividade de transporte de passageiros. Além disso, viu-se a nossa receita por passageiro por assento-quilômetro oferecido (“PRASK”) totalizar R$20,48 centavos, representando um crescimento de 9,4% frente aos R$18,72 centavos de 2016. Como também, crescimento do RASK Líquido para R$22,12 centavos em 2017, aumento de 6,3% na comparação com igual período de 2016. Em 2017, 85,2% de nossa receita líquida estava denominada em Reais.

c.          Impacto da inflação, da variação de preços dos principais insumos e produtos, do câmbio e da taxa de juros no resultado operacional e no resultado financeiro da Companhia.

Preço de combustível: O preço do querosene de aviação varia, tanto no curto quanto no longo prazo, em linha com variações no preço do petróleo cru e de seus derivados, além da variação cambial, tendo em vista que esses desembolsos são precificados em moeda americana.

Em 31 de dezembro de 2019, os gastos com combustível no ano representaram 34,5% dos custos, com um preço por litro médio do querosene de aviação (QAV) atingindo R$2,79, queda de 4,1% na comparação com o ano anterior. Nesse período, o custo com combustível apresentou aumento de R$179,7 milhões, frente a 2018.

Em 31 de dezembro de 2018, os gastos com combustível no ano representaram 38,6% dos custos, com um preço por litro médio do querosene de aviação (QAV) atingindo R$2,91, aumento de 35,2% na comparação com o ano anterior. Nesse período, o custo com combustível apresentou aumento de R$979,9 milhões, frente a 2017. A variação nos custos com combustível ocorreu devido ao maior preço médio por litro de combustível na comparação anual e pela apreciação da cotação média do dólar americano frente o Real de 14,5%.

Em 31 de dezembro de 2017, os gastos com combustível no ano representaram 30,9% dos custos, com um preço por litro médio do querosene de aviação (QAV) atingindo R$2,15, um aumento de 10,9% na comparação com o ano anterior. Nesse período, o custo com combustível apresentou aumento de R$192,3 milhões, frente ao ano de 2016. A variação nos custos com combustível ocorreu devido, ao maior preço médio por litro de combustível em reais compensado pela desvalorização do dólar americano ante o Real de 8,5%.

Tarifas: Temos a permissão de estabelecer nossas próprias tarifas domésticas sem aprovação prévia do governo e de oferecer descontos em seus preços ou seguir outras atividades promocionais. Em 2019, o yield, principal indicador de tarifas utilizado pelo setor, que representa o valor médio pago para voar um quilômetro, apresentou um aumento de 12,9% frente ao ano de 2018. Em 2018, o yield, apresentou um aumento de 7,7% frente ao ano de 2016. Em 2016, apresentou um aumento de 2,2% frente a 2016.

Taxa de câmbio: O risco de taxa de câmbio decorre da possibilidade de variação desfavorável das moedas estrangeiras às quais o passivo ou o nosso fluxo de caixa estão expostos. A exposição dos nossos itens patrimoniais ao risco de moeda estrangeira decorre principalmente de arrendamentos e financiamentos em moeda estrangeira.

Em 2018, cerca de 55,8% dos nossos custos operacionais (combustível, arrendamento de aeronaves, manutenção e revisão de aeronaves e seguro de aeronaves) e cerca de 87,8% do nosso endividamento estavam denominados em moeda estrangeira sujeita a variação cambial. O resultado operacional sofreu um impacto negativo no que tange variação cambial por conta da apreciação do dólar americano ante o Real de 17,1%. Já o resultado financeiro líquido registrou R$1,882,6 milhões negativos, frente aos R$918,8 milhões negativos em 2017. Em 2017, a GOL contabilizou perdas com variação cambial de R$81,7 milhões, assim como em 2018 foram contabilizadas perdas com variação cambial de R$1.081,2 milhões.

Em 2017, cerca de 43,8% dos nossos custos operacionais (combustível, arrendamento de aeronaves, manutenção e revisão de aeronaves e seguro de aeronaves) e cerca de 85,4% do nosso endividamento estavam denominados em moeda estrangeira sujeita a variação cambial. O resultado operacional sofreu um impacto positivo no que tange variação cambial por conta da apreciação do Real frente ao dólar médio do período em 8,5%. Já o resultado financeiro líquido registrou R$918,8 milhões negativos, frente aos R$664,9 milhões positivos em 2016. Em 2016, a GOL contabilizou ganhos com variação cambial de R$1,4 bilhão, enquanto em 2017 foram contabilizadas perdas com variação cambial de R$ 81,7 milhões.

As nossas receitas são predominantemente geradas em Reais, exceto uma pequena parte em Dólares, Pesos argentinos, Bolivianos da Bolívia, Pesos do Chile, Guaranis do Paraguai, Pesos uruguaios, entre outros.

Taxa de juros: O nosso resultado está exposto às flutuações nas taxas de juros domésticas e internacionais, substancialmente ao CDI e Libor, respectivamente.

10.3 COMENTÁRIOS DOS DIRETORES SOBRE OS EFEITOS RELEVANTES QUE OS EVENTOS ABAIXO TENHAM CAUSADO OU SE ESPERA QUE VENHAM A CAUSAR NAS DEMONSTRAÇÕES FINANCEIRAS DA COMPANHIA E EM SEUS RESULTADOS

a.                   Introdução ou alienação de segmento operacional

Não se aplica

b.                   Constituição, aquisição ou alienação de participação societária

Não se aplica

c.          Eventos ou operações não usuais

             Não houve.

10.4  COMENTÁRIOS DOS DIRETORES SOBRE

a.                   Mudanças significativas nas práticas contábeis

Na elaboração das nossas demonstrações financeiras, adotamos todos os pronunciamentos e respectivas interpretações técnicas e orientações técnicas emitidas pelo CPC e aprovados pela CVM, que juntamente com as práticas contábeis incluídas na legislação societária brasileira são denominados como práticas contábeis adotadas no Brasil (BR GAAP).

Conforme permitido pela SEC e CVM e visando atender às necessidades de informações dos mercados em que operamos, apresentamos nossas demonstrações financeiras no padrão contábil internacional emitido pelo “International Accounting Standards Board – IASB” em IFRS, bem como nos termos da Legislação Societária Brasileira, simultaneamente, através da instrução CVM 457/07 alterada pela instrução CVM 485/10.

b.         Novas normas e pronunciamentos contábeis adotados no exercício corrente

CPC 06 (R2) - “Operações de Arrendamento Mercantil”, equivalente ao IFRS 16

O CPC 06 (R2) estabelece os princípios para o reconhecimento, mensuração, apresentação e divulgação de operações de arrendamento mercantil e exige que os arrendatários contabilizem todos os arrendamentos conforme um único modelo de balanço patrimonial, similar à contabilização de arrendamentos financeiros nos moldes do CPC 06 (R1). A norma inclui duas isenções de reconhecimento para os arrendatários – arrendamentos de ativos de “baixo valor” e arrendamentos de curto prazo, ou seja, arrendamentos com prazo de 12 meses ou inferior.

Na data de início de um arrendamento, o arrendatário reconhece um passivo para efetuar os pagamentos (um passivo de arrendamento) e um ativo representando o direito de usar o ativo objeto durante o prazo do arrendamento (um ativo de direito de uso). Os arrendatários devem reconhecer separadamente as despesas com juros sobre o passivo de arrendamento e a despesa de depreciação do ativo de direito de uso.

Os arrendatários também devem reavaliar o passivo do arrendamento na ocorrência de determinados eventos, por exemplo, uma mudança no prazo do arrendamento, uma mudança nos fluxos de pagamentos futuros do arrendamento como resultado da alteração de um índice ou taxa usada para determinar tais pagamentos. Em geral, o arrendatário deve reconhecer o valor de remensuração do passivo de arrendamento como um ajuste ao ativo de direito de uso.

Dentre as formas de adoção previstas na norma, a Companhia optou pela adoção do método retrospectivo modificado, portanto, em consonância com os requerimentos do IFRS 16, não reapresentou informações e saldos em base comparativa. Visto a adoção pelo método retrospectivo modificado, a Companhia optou por adotar os seguintes expedientes práticos e isenções de transição da norma, os quais estão abaixo detalhados:

•     a Companhia fez uso da percepção tardia, tal como ao determinar o prazo do arrendamento, considerando extensões e renegociações ocorridas ao longo do contrato; e

•     a Companhia aplicou uma taxa de desconto única à carteira de arrendamentos com características similares, considerando os prazos remanescentes dos contratos e a garantia proporcionada pelos ativos.

Na determinação da taxa de desconto a Companhia utilizou como base primordial aquelas contratadas nas operações de captações recentes no mercado europeu e norte-americano, exceto pelos bonds perpétuos e exchangeable sênior notes, dessa forma concluímos que os efeitos inflacionários embutidos são baixíssimos acrescidos ao fato que 99,3% das obrigações de arrendamentos da Companhia são determinadas em US$.

A Companhia avaliou os impactos decorrentes da adoção desta norma considerando as premissas acima descritas, o que resultou na contabilização inicial de 120 contratos de arrendamento de bens aeronáuticos e 14 contratos de arrendamento de bens não aeronáuticos como direito de uso, os efeitos da adoção inicial está demonstrado na tabela a seguir:

	Ativo	Passivo	Patrimônio líquido (c)
Arrendamento operacional (a)	-	(219.728)	219.728
Direito de uso - contratos aeronáuticos	2.892.836	5.540.621	(2.647.785)
Direito de uso - contratos não aeronáuticos	41.420	49.975	(8.555)
Constituição de imposto diferido – Smiles (b)	-	-	278
Total	2.934.256	5.370.868	(2.436.334)

(a) Refere-se a parcelas de arrendamento operacional que tiveram seus prazos de vencimento renegociados durante o exercício de 2016.

(b) Efeito de impostos sobre a renda diferidos proveniente da adoção inicial do CPC 06 (R2)/IFRS 16 registrado na controlada Smiles.

(c) Diferença entre ativo e passivo em função da adoção da Norma pelo método retrospectivo simplificado e taxa de conversão de USD para BRL para os contratos de aeronaves e motores (ativo pelo câmbio histórico e passivo pelo câmbio na data da adoção).

Os impactos relacionados ao registro dos tributos diferidos para o ajuste de adoção do CPC 06 (R2), em 1º de janeiro de 2019, não refletiu os efeitos tributários correspondentes na GLA, visto que não apresenta histórico de lucros tributáveis, e atualmente, constitui crédito tributário ativo limitado ao montante de crédito tributário passivo, em consonância com o item nº35 do CPC 32 – “Tributos sobre o Lucro”.

Ainda em decorrência da adoção do CPC 06 (R2) equivalente ao IFRS 16, a Companhia promoveu algumas reclassificações no balanço patrimonial de 31 de dezembro de 2018, apresentados para fins de comparabilidade, conforme demonstrado abaixo:

	Consolidado
	31/12/2018
	Conforme Divulgado	Reclassificação	Reclassificado

Circulante
Empréstimos e financiamentos	1.223.324	(120.118)	1.103.206
Arrendamentos a pagar	-	255.917	255.917
Arrendamentos operacionais	135.799	(135.799)	-

Não circulante
Empréstimos e financiamentos	5.861.143	(520.542)	5.340.601
Arrendamentos a pagar	-	656.228	656.228
Arrendamentos operacionais	135.686	(135.686)	-

 Não houve efeitos significativos das alterações em práticas contábeis e nem impactos materiais em 2018 e 2017.

c.          Efeitos significativos das alterações de práticas contábeis

Não houve efeitos significativos das alterações em práticas contábeis e nem impactos materiais nos exercícios sociais de 2019, 2018 e 2017.

d.         Ressalvas e ênfases presentes no parecer do auditor

Não foi incluindo parágrafo de ênfase no Relatório do auditor independente referente às demonstrações financeiras individuais e consolidadas de 2019.

10.5 Políticas contábeis críticas que adotamos, explorando, em especial, estimativas contábeis feitas pela administração sobre questões incertas e relevantes para a descrição da situação financeira e dos resultados, que exijam julgamentos subjetivos ou complexos, tais como: provisões, expectativas sobre os processos judiciais, reconhecimento da receita, créditos fiscais, vida útil de ativos imobilizados, planos de pensão, ajustes de conversão em moeda estrangeira, critérios para teste de recuperação de ativos e instrumentos financeiros

Principais Políticas Contábeis

Buscamos manter um procedimento de revisão de nossas políticas contábeis e de avaliação da adequação das estimativas necessárias para a produção de nossas demonstrações financeiras consolidadas. Acreditamos que nossas estimativas e julgamentos são razoáveis, no entanto, os resultados efetivos e o tempo de reconhecimento de tais montantes podem diferir das nossas estimativas. Além disso, estimativas normalmente necessitam de ajustes baseados em novas circunstâncias e o recebimento de novas ou melhores informações. Algumas práticas contábeis requerem a utilização de estimativas que refletem julgamentos e incertezas relevantes, levando em consideração experiências de eventos passados e correntes, pressupostos relativos a eventos futuros, e outros fatores objetivos e subjetivos. A liquidação das transações envolvendo essas estimativas poderá resultar em valores significativamente divergentes dos registrados nas demonstrações financeiras devido às imprecisões inerentes ao processo de sua determinação. Para uma discussão desta e de outras políticas contábeis, consulte a Nota Explicativa 4 às nossas demonstrações financeiras consolidadas.

Principais estimativas contábeis e premissas utilizadas

O processo de elaboração das demonstrações financeiras da Companhia requer, muitas vezes, que a Administração adote premissas, julgamentos e estimativas que podem afetar a aplicação de políticas e montantes divulgados de ativos e passivos, receitas e despesas. Os resultados reais podem diferir das estimativas realizadas, uma vez que abrangem experiências históricas e diversos fatores que se supõem adequados em função das circunstâncias. As revisões de estimativas contábeis são reconhecidas no mesmo exercício em que as premissas são revistas em uma base prospectiva.

As estimativas e premissas que possuem riscos significativos de ajuste material nos valores contábeis de ativos e passivos estão discutidas abaixo:

Recuperabilidade de ativos financeiros: a Companhia avalia se existe algum indicador para perda do valor recuperável de todos seus ativos financeiros a cada data de balanço, ou quando existirem indícios de que os valores contábeis possam não ser recuperados. Quaisquer dificuldades e/ou restrições para a utilização de ativos financeiros pertencentes à Companhia são indicativos para o teste de recuperabilidade.

Recuperabilidade de ativos não financeiros: ao fim de cada exercício, a Companhia analisa se há indicativos de não recuperabilidade para os ativos não financeiros, principalmente imobilizados e intangíveis. Os valores recuperáveis são determinados pelo cálculo de seu valor em uso com base em um período de cinco anos, utilizando premissas de fluxo de caixa descontado. Quaisquer reconsiderações abaixo no valor contábil do ativo devem ser reconhecidas como perda por não recuperabilidade e reconhecidos no resultado do exercício em que ocorreram.

Imobilizado

Os bens integrantes do ativo imobilizado, incluindo os componentes rotables (peças de reposição), são registrados pelo custo de aquisição e/ou construção e incluem juros e demais encargos financeiros. Cada componente do imobilizado que possui um custo significativo em relação ao total do bem é depreciado separadamente. A vida útil econômica estimada dos itens do imobilizado, para fins de depreciação, está demonstrada na nota explicativa nº16 de nossas demonstrações financeiras.

O valor de mercado estimado ao final de sua vida útil é a premissa para determinação do valor residual dos itens imobilizados da Companhia. O valor residual e a vida útil dos ativos são revisados anualmente pela Companhia. Eventuais mudanças em função da alteração da expectativa de utilização de tais itens resultam em alterações prospectivas.

O valor contábil do imobilizado é analisado para verificar possível perda no valor recuperável quando fatos ou mudanças nas circunstâncias indicam que o valor contábil é maior que o valor recuperável estimado. O valor contábil das aeronaves é testado para identificação de perdas no valor recuperável anualmente, mesmo que não haja circunstâncias que indiquem a existência de perdas.

Um item do imobilizado é baixado após alienação ou quando não há benefícios econômicos futuros resultantes do uso contínuo do ativo. Quaisquer ganhos ou perdas na venda ou baixa de um item são determinados pela diferença entre o valor recebido na venda e o valor contábil do ativo e são reconhecidos no resultado.

Adicionalmente, a Companhia adota o seguinte tratamento para os grupos abaixo:

                           I.             Adiantamentos para aquisição de aeronaves

Referem-se a pré-pagamentos em dólar norte-americano efetuados junto a Boeing para aquisição de aeronaves 737-MAX. Os adiantamentos são convertidos pela taxa histórica.

                        II.             Contratos de arrendamento

Em 31 de dezembro de 2018 os contratos de arrendamento, nos quais os riscos e benefícios do ativo arrendado eram transferidos à Companhia, o ativo era reconhecido no balanço patrimonial com contrapartida ao passivo financeiro, no início do prazo do arrendamento, pelos valores equivalentes ao valor justo do bem arrendado, ou se inferior, pelo valor presente do pagamento mínimo de arrendamento.

Os bens arrendados eram depreciados ao longo da sua vida útil. Contudo, quando não houvesse razoável certeza de que a Companhia obteria a propriedade ao final do prazo do arrendamento mercantil, o ativo era depreciado ao longo da sua vida útil estimada ou no prazo do arrendamento mercantil, dos dois o menor.

Os demais arrendamentos de aeronaves e motores eram classificados sob a modalidade operacional e os pagamentos eram reconhecidos como uma despesa no resultado de forma linear durante o prazo do contrato, na rubrica de “Arrendamentos operacionais”. Os pagamentos futuros de tais contratos não representavam uma obrigação registrada no balanço, entretanto, os compromissos assumidos estavam devidamente apresentados em notas explicativas.

A partir de 1° de janeiro de 2019, a Companhia passou a registrar os contratos de arrendamento mercantil de acordo com o CPC 06 (R2) - “Operações de Arrendamento Mercantil”, equivalente ao IFRS 16, que difere significativamente da prática contábil adotada anteriormente.

A nova prática contábil, bem como os efeitos de sua adoção estão apresentadas detalhadamente no item 4.27.1 destas demonstrações financeiras.

                     III.             Transações de venda e retro arrendamento – Sale-leaseback

A determinação do reconhecimento do resultado de transações de sale-leaseback utiliza como referência o valor justo do bem negociado. A fonte de informação para obtenção do valor justo são cotações de mercado para itens de natureza semelhante.

Uma vez definido o valor justo, os ganhos ou perdas são inicialmente calculados com base na diferença entre o valor justo e o valor contábil dos ativos e posteriormente ajustados de acordo com a proporcionalidade do direito de uso transferido ao arrendador (sendo esse último o valor efetivo reconhecido em resultado como ganho ou perda).

O cálculo da proporcionalidade é realizado considerando o valor justo menos a diferença entre o fluxo de pagamentos dos arrendamentos trazido a valor presente e o financiamento embutido (consideramos que há um financiamento embutido quando a transação é realizada acima do valor justo; quando a transação é realizada abaixo do valor justo consideramos que há um pagamento antecipado e dessa forma, tal valor é ajustado diretamente ao direto de uso reconhecido no ativo).

Até 31 de dezembro de 2018 os ganhos ou perdas decorrentes de transações de sale-leaseback da Companhia classificados após a venda de direitos como arrendamento operacional são reconhecidos da seguinte forma:

•            Imediatamente no resultado do exercício quando a transação foi mensurada ao valor justo;

•            Caso o preço de transação for estabelecido abaixo ou acima do valor justo, o lucro ou perda é reconhecido imediatamente no resultado, exceto se o resultado for compensado por pagamentos futuros de arrendamento abaixo do valor de mercado (os ganhos ou perdas são diferidos e amortizados na proporção dos pagamentos do arrendamento durante o exercício que se espera que o ativo seja utilizado).

O saldo de perdas diferidas é reconhecido como despesa antecipada, enquanto o saldo de ganhos diferidos é reconhecido como outras obrigações. A segregação entre curto e longo prazo é registrado de acordo com o período contratual do arrendamento que originou tal transação.

                    IV.             Capitalização de obrigações contratuais com condições de devolução de aeronaves e motores

A Companhia contabiliza estimativas de gastos na data de início dos contratos de arrendamento para atender condições de devolução de aeronaves como parte do custo dos ativos com contrapartida a uma provisão no passivo. Após o registro inicial, o ativo é depreciado linearmente pelo prazo contratual e a provisão atualizada de acordo com as taxas de remuneração de capital (“WACC”) vigentes, e os efeitos são registrados na demonstração do resultado como “despesas financeiras”. A provisão é revisada anualmente.

                       V.             Capitalização de gastos com grandes manutenções de motores, aeronaves e APU’s (Auxiliary Power Unit)

Os gastos com grandes manutenções, que incluem substituições de peças e mão de obra, são capitalizados somente quando há o prolongamento da vida útil estimada do ativo correspondente. Tais custos são capitalizados e depreciados pelo prazo estimado a incorrer até a próxima data para grande manutenção. Gastos incorridos que não prolonguem a vida útil dos ativos, são reconhecidos diretamente no resultado.

Depósitos

I.               Depósitos para manutenção de aeronaves e motores

Referem-se a pagamentos efetuados em dólar norte-americano aos arrendadores para futura manutenção de aeronaves e motores. A realização desses ativos acontece, substancialmente, na utilização do depósito para o pagamento à oficina quando a manutenção é realizada ou por meio de recebimentos de recursos financeiros, de acordo com as negociações efetuadas com os arrendadores. A variação cambial destes pagamentos é reconhecida como despesa ou receita no resultado financeiro. A Administração efetua análises regulares da recuperação desses depósitos com base na elegibilidade de aplicação de tais valores em eventos de manutenção futuros e acredita que os valores refletidos no balanço são realizáveis.

Alguns dos contratos preveem que, caso não haja eventos de manutenção com possibilidade de utilização dos depósitos, os valores depositados para esta operação não são reembolsáveis. Tais valores são retidos pelo arrendador e representam pagamentos realizados em função da utilização dos componentes até a data de devolução. Dessa forma, esses valores enquadrados nesta categoria são reconhecidos diretamente no resultado do exercício na rubrica de “Material de manutenção e reparo”.

Adicionalmente, a Companhia mantém acordos com alguns arrendadores para substituir depósitos por cartas de crédito, que podem ser executadas pelos arrendadores caso as manutenções das aeronaves e motores não ocorram de acordo com o cronograma de revisão. Vários contratos de arrendamento de aeronaves não requerem depósitos de manutenção, e contam com cartas de crédito para a garantia da execução da manutenção nos períodos programados (vide nota explicativa nº14 de nossas demonstrações financeiras). Até 31 de dezembro de 2019, nenhuma carta de crédito havia sido executada contra a Companhia.

II.             Depósitos para garantia e cauções de contratos de arrendamento

Os depósitos e cauções são denominados em dólar norte-americano e atualizados mensalmente pela variação do câmbio, sem rendimento de juros e são reembolsáveis à Companhia ao término dos contratos de arrendamento.

Reconhecimento de Receita

                                   I.             Receita de passageiros, cargas e serviços auxiliares

A receita de passageiros é reconhecida quando o transporte aéreo é efetivamente prestado. Os bilhetes vendidos, mas ainda não utilizados são registrados na rubrica de transportes a executar, representando uma receita diferida de bilhetes vendidos a serem transportados em data futura, líquida da estimativa de receita de breakage.

A receita de breakage consiste no cálculo, com base histórica, de bilhetes emitidos que expirarão pela não utilização, ou seja, passageiros que adquiriram bilhetes e que apresentam grande probabilidade de não utilizá-los. Ao menos anualmente os cálculos são revisados com objetivo de refletir e capturar mudanças no comportamento dos clientes em relação à expiração de bilhetes.

Sob a perspectiva das demonstrações financeiras consolidadas o ciclo de reconhecimento de receitas com relação à troca de milhas do Programa Smiles por passagens aéreas apenas se completa quando os passageiros são efetivamente transportados.

Receitas originadas de embarque de cargas são reconhecidas quando as obrigações de desempenho serão atendidas.

Outras receitas que incluem serviços fretados, serviços de venda a bordo, tarifas de remarcação de voos, despacho de bagagem e outros serviços adicionais são reconhecidos junto com a obrigação principal de transporte de passageiro.

                                II.             Adoção de hedge accounting para proteção de receitas de passageiros e serviços auxiliares futuros

No curso regular de suas operações a Companhia realiza vendas recorrentes em dólares norte-americanos (“US$”) principalmente em decorrência das rotas internacionais na América do Sul, Central e do Norte. Dessa forma a partir de 1º de agosto de 2019 a Administração adotou o hedge accounting, modalidade fluxo de caixa, como forma a proteger essas receitas futuras em moeda estrangeira (objeto de hedge), consideradas altamente prováveis, conforme previsto e expresso no parágrafo 6.3.1 do CPC 48, utilizando como instrumentos de hedge 50 contratos de arrendamento mercantil registrados como dívida em decorrência da adoção do CPC 06 (R2).

Com a adoção do hedge accounting, os ganhos e perdas cambiais oriundos dos contratos de arrendamento (instrumento de hedge) serão acumulados em conta do patrimônio líquido, “Ajuste de avaliação patrimonial”, sendo apropriados ao resultado da Companhia no momento da realização das receitas oriundas de vendas em US$.

O hedge accounting deriva do hedge natural das operações da Companhia, retratada pelo fluxo de caixa (receitas e amortizações de dívida em US$) e não representa aumento de custos financeiros, possibilitando a eliminação parcial da volatilidade cambial dos resultados da Companhia. A posição final do patrimônio líquido não é afetada pela adoção desta prática contábil. Os elementos do hedge accounting são:(1) objeto de hedge: receita altamente provável de vendas em US$; (2) instrumento de hedge: 50 contratos de arrendamento mercantil atrelados ao US$;(3) montante designado: 60 meses de receitas consideradas altamente prováveis com base no intervalo de 80 a 85% de receitas auferidas historicamente, perfazendo um notional no momento da adoção inicial no montante de US$903,102; (4) natureza do risco coberto: variação cambial; (5) especificação do risco coberto: câmbio spot USD/BRL; (6) tipo de relação de hedge: fluxo de caixa.

Em 31 de dezembro de 2019 as perdas acumuladas em outros resultados abrangentes corresponde a R$165.436.

                             III.             Receita de milhas

O Programa Smiles tem o objetivo de fidelizar seus clientes por meio da concessão de créditos de milhas aos participantes. A obrigação gerada pela emissão de milhas é mensurada com base no preço pelo qual as milhas foram vendidas aos parceiros aéreos e não aéreos da Smiles, considerados como o valor justo da transação. O reconhecimento da receita no resultado do exercício ocorre no momento do resgate das milhas pelos participantes do Programa Smiles para a troca de prêmios com seus parceiros.

A controlada Smiles atua como agente e cumpre com a sua obrigação de desempenho no momento do resgate das milhas pelos participantes do Programa Smiles na troca de prêmios com seus parceiros, sendo este o momento em que ocorre o reconhecimento da receita no resultado. Dessa forma, a receita bruta é apresentada líquida de seus respectivos custos variáveis diretos associados à disponibilização dos bens e serviços aos participantes.

Em decorrência de suas características o programa de milhas também propicia a possibilidade de se reconhecer uma receita de breakage, que por sua vez, é determinada com base em cálculo de milhas que apresentam alto potencial de expiração devido a não utilização das mesmas pelos participantes do Programa Smiles. O cálculo é aplicado sobre as milhas emitidas no período, dando origem à receita de breakage.

Cabe ressaltar que eventos futuros podem alterar significativamente o perfil dos clientes e seu padrão histórico do resgate de milhas. Tais alterações podem resultar em mudanças significativas no saldo de receita diferida, assim como no reconhecimento da receita de breakage. A política do programa de milhagens Smiles prevê o cancelamento de todas as milhas presentes nas contas dos clientes após 36 meses, com exceção para os clientes das categorias Ouro e Diamante cujo prazo de expiração de milhas é de 48 e 120 meses, respectivamente. As milhas do Clube Smiles tem validade de 120 meses. A Companhia revisa o cálculo estatístico anualmente.

Provisões

As provisões são reconhecidas quando a Companhia tem uma obrigação presente (legal ou presumida) resultante de um acontecimento passado, sendo provável a saída de recursos para liquidá-la.

Provisão para devolução de aeronaves: As aeronaves negociadas sob a modalidade de arrendamento operacional regularmente preveem obrigações contratuais estabelecendo condições para devolução. Nestes casos, a Companhia provisiona os custos de devolução, uma vez que se tratam de obrigações presentes, decorrentes de eventos passados e que irão gerar desembolsos futuros, cuja mensuração é feita com razoável segurança. Estes gastos referem-se basicamente a gastos relacionados com reconfiguração de aeronave (interior e exterior), obtenção de licenças e certificações técnicas, checks de devolução, pintura, etc., conforme estabelecido em contrato. O custo estimado é registrado inicialmente a valor presente no ativo imobilizado e a contrapartida da provisão para devolução de aeronaves é registrada na rubrica de “Provisões”. Após o registro inicial, o passivo é atualizado de acordo com a taxa de remuneração de capital estimada pela Companhia, com contrapartida registrada no resultado financeiro. Eventuais alterações na estimativa de gastos a incorrer são registradas de forma prospectiva.

Provisão para devolução de motores: São estimadas com base nas condições mínimas contratuais em que o equipamento deve ser devolvido para o arrendador, observando os custos históricos incorridos e as condições do equipamento no momento da avaliação. Estas provisões são registradas no resultado do exercício a partir do momento em que os requisitos contratuais são atingidos e a próxima manutenção está prevista para uma data posterior à data prevista para devolução do motor. A Companhia estima a provisão para devolução do motor de acordo com o gasto que deverá incorrer, e, quando o valor pode ser confiavelmente estimado. O valor de uma provisão será o valor presente dos gastos que se espera ser exigido para liquidar a obrigação mínima. O prazo será baseado na data que se espera a devolução do motor arrendado, ou seja, o prazo de vigência do contrato de arrendamento..

Provisão para riscos tributários, fiscais e trabalhistas: As provisões são reconhecidas quando a Companhia tem uma obrigação presente, formalizada ou não, em consequência de um evento passado e é provável que benefícios econômicos sejam requeridos para liquidar a obrigação e uma estimativa confiável do valor desta possa ser feita.

A Companhia é parte de diversos processos judiciais e administrativos, principalmente no Brasil. As avaliações das probabilidades de perdas destes processos incluem a análise das evidências disponíveis, a hierarquia das leis, as jurisprudências disponíveis, as decisões mais recentes nos tribunais e sua relevância no ordenamento jurídico, bem como a avaliação dos advogados externos. As provisões são revisadas e ajustadas para refletir alterações nas circunstâncias, tais como prazo de prescrição aplicável, conclusões de inspeções fiscais ou exposições adicionais identificadas com base em novos assuntos ou decisões de tribunais.

Valor justo de instrumentos financeiros

Quando o valor justo de ativos e passivos financeiros apresentados no balanço patrimonial não puder ser obtido de mercados ativos, é determinado utilizando técnicas de avaliação, incluindo o método de fluxo de caixa descontado. Os dados para esses métodos se baseiam naqueles praticados no mercado, quando possível; contudo, quando isso não for viável, um determinado nível de julgamento é requerido para estabelecer o valor justo. O julgamento inclui considerações sobre os dados utilizados, como, por exemplo, risco de liquidez, risco de crédito e volatilidade. Mudanças nas premissas sobre esses fatores poderiam afetar o valor justo apresentado dos instrumentos financeiros.

Remuneração baseada em ações

I. Opções de compra de ações

A Companhia oferece a seus executivos planos de opção de compra de ações. A Companhia reconhece como despesa, em base linear, o valor justo das opções ou ações, apurado na data da outorga, durante o período de serviço exigido pelo plano em contrapartida ao patrimônio líquido. A despesa acumulada reconhecida reflete o período aquisitivo e a melhor estimativa da Companhia sobre o número de ações que serão adquiridas. A despesa ou receita da movimentação ocorrida no exercício é reconhecida na demonstração do resultado. A despesa é revertida por falta de satisfação de uma condição de aquisição.

O efeito das opções em aberto é refletido como diluição adicional no cálculo do lucro por ação diluído.

Os planos têm sido realizados com a entrega de ações.

II.                  Ações restritas

A Companhia também pode oferecer a seus executivos um plano de transferência de ações restritas que se realiza ao término de 3 anos da data de concessão, na condição de que o beneficiário tenha mantido seu vínculo empregatício durante esse período. Tal transferência se dá preferencialmente através de ações mantidas em tesouraria.

O impacto de eventual revisão das quantidades de ações restritas que não serão adquiridas em relação às estimativas originais, se houver, é reconhecido no resultado do exercício, de tal forma que a despesa acumulada reflita as estimativas revisadas com o correspondente ajuste no patrimônio líquido.

Os planos têm sido realizados com a entrega de ações.

Impostos Diferidos

Os impostos diferidos representam os créditos e débitos sobre prejuízos fiscais de IRPJ e bases negativas de CSLL, bem como diferenças temporárias entre a base fiscal e a contábil. Os ativos e passivos de impostos e contribuições diferidos são classificados como não circulante.

Uma perda para realização desses ativos é reconhecida quando os estudos internos da Companhia indicarem que a utilização futura desses créditos não é provável.

Os impostos diferidos ativos e passivos são apresentados líquidos se existir um direito legal exequível de compensar os passivos fiscais com os ativos fiscais, e se estiverem relacionados aos impostos lançados pela mesma autoridade fiscal sob a mesma entidade tributável, portanto, para fins de apresentação, os saldos de ativo e passivo fiscal, que não atendem ao critério legal de realização, estão sendo divulgados separadamente. Os ativos e passivos fiscais diferidos devem ser mensurados pelas alíquotas que se espera que sejam aplicáveis no período em que o ativo for realizado ou o passivo liquidado, com base nas alíquotas e legislação fiscal vigentes na data das demonstrações financeiras.

As projeções de lucros tributáveis futuros sobre prejuízos fiscais e base negativa de contribuição social são preparadas com base nos planos de negócio e são revisadas e aprovadas anualmente pelo Conselho de Administração da Companhia.

Informações por Segmento de Negócio

Um segmento operacional é um componente da Companhia que desenvolve atividades de negócio para obter receitas e incorrer em despesas. Os segmentos operacionais refletem a forma como a Administração da Companhia revisa as informações financeiras para tomada de decisão. A Administração da Companhia identificou os segmentos operacionais, que atendem aos parâmetros quantitativos e qualitativos de divulgação e representam principalmente tipos de negócios sendo: transporte aéreo e programa de milhagem.

I. Segmento de transporte aéreo

As operações deste segmento têm origem principalmente na controlada GLA, pela prestação de serviços de transporte aéreo de passageiros e os principais ativos geradores de receitas são suas aeronaves. As outras receitas são originadas principalmente das operações de cargas, e serviços correlacionados como de despacho de bagagem, multas por remarcação e cancelamento de bilhetes, etc.

III.     Segmento de programa de fidelidade

As operações deste segmento são representadas pelas transações de venda de milhas a parceiros aéreos e não aéreos. Neste contexto, estão o gerenciamento do programa, a comercialização e direitos de resgates de produtos e serviços e a criação e gerenciamento de banco de dados de pessoas físicas e jurídicas. O principal ativo gerador de caixa é sua carteira de participantes do programa.

Transações em moeda estrangeira

As transações em moeda estrangeira são registradas à taxa de câmbio vigente da data em que as operações ocorrem. Ativos e passivos monetários designados em moeda estrangeira são apurados com base na taxa de câmbio vigente da data do balanço, e qualquer diferença resultante da conversão de moedas é registrada na rubrica de “Variação cambial, líquida” na demonstração de resultado do exercício.

As taxas de câmbio em reais em vigor na data base destas demonstrações financeiras são as seguintes:

	Taxa final		Taxa média
	2019	2018	2019	2018
Dólar americano	4,0307	3,8748	4,1102	3,8841
Peso argentino	0,0673	0,1028	0,0686	0,1026

10.6. DESCRIÇÃO PELOS DIRETORES DOS ITENS RELEVANTES NÃO EVIDENCIADOS NAS DEMONSTRAÇÕES FINANCEIRAS DA COMPANHIA

a.          Os ativos e passivos detidos pela Companhia, direta ou indiretamente, que não aparecem no seu balanço patrimonial (off-balance sheet items)

Em 31 de dezembro de 2019, a Companhia possui 129 pedidos firmes junto a Boeing para aquisição de aeronaves. Estes compromissos de compra de aeronaves incluem estimativas para aumentos contratuais dos preços durante a fase de construção. O montante aproximado dos pedidos firmes, não considerando os descontos contratuais, é de R$65.779,8 milhões (correspondendo a US$16.319,7 milhões na data do balanço) e estão segregados conforme os exercícios abaixo:

	31/12/2019	31/12/2018	31/12/2017
2017	-	-	-
2018	-	-	-
2019	-	-	1.117.604
2020	-	1.791.661	4.538.258
2021	7.113.774	5.046.966	6.198.259
2022	8.200.455	7.883.277	6.353.457
2023	9.118.866	8.766.165	6.524.408
2024 em diante	41.346.788	39.747.570	20.358.396
Total de compromissos assumidos	65.779.883	63.235.639	45.090.382

Ao final de 31 de dezembro de 2019, dos compromissos mencionados acima, a Companhia deverá desembolsar o montante de R$9.245, 1 milhões (correspondendo a US$2.293,7 milhões na data do balanço) a título de adiantamentos para aquisição de aeronaves, conforme os exercícios abaixo:

	2019	2018	2017
2017	-	-	-
2018	-	-	316.215
2019	-	283.579	773.268
2020	1.169.967	816.766	848.003
2021	1.152.456	1.072.048	852.458
2022	1.300.668	1.250.361	866.119
2023	1.366.345	1.313.497	786.487
2024 em diante	4.255.621	4.091.021	2.021.014
Total de pagamentos mínimos de arrendamento	9.245.057	8.827.272	6.463.564

b.          Outros itens não evidenciados nas demonstrações financeiras

Item não aplicável.

10.7 COMENTÁRIOS DOS DIRETORES EM RELAÇÃO A CADA UM DOS ITENS NÃO EVIDENCIADOS NAS DEMONSTRAÇÕES FINANCEIRAS INDICADOS NO ITEM 10.6

Possuímos 129 pedidos firmes junto a Boeing para aquisição de aeronaves. O montante aproximado dos pedidos firmes, não considerando os descontos contratuais, é de R$65.779,8 milhões (correspondendo a US$16.319,7 milhões na data do balanço). Possuímos compromissos no montante de R$9.245,1 milhões (correspondendo a US$2.293,7 milhões na data do balanço) a título de adiantamentos para aquisição de aeronaves.

10.8 PRINCIPAIS ELEMENTOS DO PLANO DE NEGÓCIOS DA COMPANHIA:

a.         Investimentos, incluindo:

i. descrição quantitativa e qualitativa dos investimentos em andamento e dos investimentos previstos

Nossos planos de crescimento contemplam operar 140 aeronaves até o final de 2020, alinhado a estratégia de gerenciamento e flexibilidade da oferta no mercado doméstico. Em outubro/2012, a Companhia anunciou uma ordem de compra incremental de 60 aeronaves 737 MAX com a Boeing, uma evolução do atual equipamento utilizado, que já começaram a chegara partir de julho de 2018. Os novos aviões serão utilizados, principalmente, para a expansão internacional.

Em 31 de dezembro de 2019, a Companhia possui 129 pedidos firmes junto a Boeing para aquisição de aeronaves. Estes compromissos de compra de aeronaves incluem estimativas para aumentos contratuais dos preços durante a fase de construção. O montante aproximado dos pedidos firmes, não considerando os descontos contratuais, é de R$65.779,8 milhões (correspondendo a US$16.319,7 milhões na data do balanço). Em 31 de dezembro de 2019, o total de compromissos de compra de aeronaves representava o montante de R$9.245,1 milhões (correspondendo a US$2.293,7 milhões na data do balanço).

Em 31 de dezembro de 2018, possuíamos com a Boeing 130 pedidos firmes para aquisição de aeronaves. O montante aproximado dos pedidos firmes, não considerando os descontos contratuais, é de R$63.235,6 milhões (correspondendo a US$16.319,7 milhões na data do balanço). Os compromissos de compra de aeronaves incluem estimativas para aumentos contratuais dos preços durante a fase de construção.

	2020	2021	2022	2023 em diante	Total
Adiantamentos para aquisição de aeronaves	-	7.113.774	8.200.455	50.465.654	65.779.883
Compromissos de compra de aeronaves	1.169.967	1.152.456	1.300.668	5.621.966	9.245.057
Total	1.169.967	8.266.230	9.501.123	56.087.620	75.024.940

Não houve nos exercícios de 2017 a 2019 desinvestimentos de capital relevantes. Também não ocorreu, em 2019, nenhum investimento relacionado à participação em outras sociedades.

ii. fontes de financiamento dos investimentos

Nossa estratégia é depender principalmente de fluxos de caixa das operações para obter capital de giro para as operações correntes e futuras. Nossos fluxos de caixa operacionais são afetados pela exigência de alguns contratos de arrendamento operacional de aeronaves, que estabelecem contas de reserva de depósito de manutenção para nossa aeronave, com fundos em níveis específicos. Os fundos serão retirados das contas de reserva de manutenção para o reembolso de certos gastos de manutenção estrutural incorridos. Acreditamos que os valores já depositados, e a serem depositados, adicionados de nossos próprios recursos de caixa, sejam suficientes para cobrir nossos custos futuros com aeronaves e manutenção, pela duração dos respectivos arrendamentos operacionais.

Quando necessário, obtemos empréstimos para financiar nossos investimentos, os quais são garantidos por nossos recebíveis, para financiar o ciclo venda-recebimento.

iii. desinvestimentos relevantes em andamento e desinvestimentos previstos

Não tivemos desinvestimentos durante os exercícios de 2018, 2017 e 2016.

b.         aquisições já divulgadas de plantas, equipamentos, patentes ou outros ativos que devam influenciar materialmente a capacidade produtiva da Companhia

Durante o exercício findo em 31 de dezembro de 2019, a Companhia efetuou a devolução de 3 aeronaves com contrato de arrendamento operacional.

Durante o exercício findo em 31 de dezembro de 2018, a Companhia efetuou a devolução de 4 aeronaves com contrato de arrendamento operacional. Adicionalmente, durante o exercício findo em 31 de dezembro de 2018, a Companhia alterou a classificação de 20 contratos de arrendamento financeiro para arrendamento operacional por meio de transações de sale-leaseback.

Em 1 de julho de 2017 foi aprovada a incorporação da Smiles pela Smiles Fidelidade S.A. (atual denominação da Webjet Participações S.A., doravante denominada “Smiles Fidelidade”, e em conjunto com a Smiles, as “Companhias”) (“Incorporação”), em Assembleia Geral Extraordinária da Smiles Fidelidade, nos termos do Protocolo e Justificação de Incorporação celebrado entre as administrações das Companhias em 6 de junho de 2017. Como consequência da aprovação da Incorporação, a Smiles foi extinta, com a sucessão de todos os seus bens, direitos e obrigações pela Smiles Fidelidade, nos termos dos artigos 224, 225, 227 e 264 da Lei das Sociedades por Ações.

c.          Novos produtos e serviços, indicando: (i) descrição das pesquisas em andamento já divulgadas; (ii)  montantes totais gastos pela Companhia em pesquisas para desenvolvimento de novos produtos ou serviços; (iii) projetos em desenvolvimento já divulgados; e (iv) montantes totais gastos pela Companhia no desenvolvimento de novos produtos ou serviços

Rotas e Horários

Realizamos um trabalho de otimização de nossas rotas domésticas, e estudamos oportunidades de crescimento em termos do número de voos e destinos internacionais, em especial na América Latina.

Nosso modelo operacional constitui em uma malha altamente integrada com múltiplas escalas, que é diferente do modelo "ponto-a-ponto" utilizado por outras companhias aéreas de baixo custo internacionalmente. O alto nível de integração de voos em determinados aeroportos nos permite oferecer voos frequentes, sem escalas e com tarifas competitivas entre os principais centros econômicos do Brasil, além de amplas conexões ao longo de nossa rede, ligando pares de cidades por meio de uma combinação de dois ou mais voos com pouco tempo de escala ou conexão. Adicionalmente, nossa rede nos permite aumentar nossas taxas de ocupação em nossas rotas de pares de cidades principais, através da utilização de aeroportos nestas cidades para permitir que nossos passageiros façam as conexões necessárias para alcançar seus destinos finais. Esta estratégia aumenta nossa taxa de ocupação, atraindo passageiros viajando para destinos secundários, os quais preferem pagar tarifas menores mesmo que isso signifique fazer uma ou mais escalas antes de chegar ao seu destino final.

Fazemos isso oferecendo voos com baixa tarifa em horários noturnos, com permanência mínima, ou durante a madrugada, para destinos de menor tráfego, que podem ser as primeiras ou últimas escalas em nossas rotas, permitindo o aumento da utilização de nossas aeronaves e a geração de receita adicional. Com a oferta de voos internacionais para destinos na América do Sul, Caribe e Estados Unidos, com escalas integradas em nossa rede, criamos oportunidades de tráfego incremental, alimentando nossa rede e aumentando nossa taxa de ocupação geral e nossas vantagens competitivas e sustentando nossa estratégia de expandir nossa rede e estimulando a demanda pelos nossos serviços.

A Companhia oferece cerca de 750 voos diários para 69 destinos, sendo 15 internacionais na América do Sul, Caribe e Estados Unidos.

Receitas Auxiliares

Estamos constantemente avaliando oportunidades para gerar receitas auxiliares adicionais, tais como venda de seguro de viagem, atividades realizadas pelo departamento de marketing da Companhia e outros serviços que possam nos ajudar a tirar melhor proveito do grande número de passageiros em nossos voos e do grande volume de clientes que usam nosso site de Internet. Acreditamos que a integração dos produtos relacionados a viagens a nossa plataforma de e-commerce seja essencial para aumentar mais rapidamente nossas receitas auxiliares. Planejamos oferecer aos nossos clientes conforto e conveniência melhorando nossa plataforma atual de e-commerce e tornando-a um portal totalmente integrado, que fornece uma grande variedade de produtos integrados relacionados a viagens cobrados em uma única fatura. Em dezembro de 2013, reformulamos nosso website, visando tornar o processo de compra ainda mais ágil e fácil, permitindo que o cliente filtre sua busca por preço, consulte o status do voo e cadastre seus acompanhantes mais frequentes como favoritos.

10.9 COMENTÁRIOS SOBRE OUTROS FATORES QUE INFLUENCIARAM DE MANEIRA RELEVANTE O DESEMPENHO OPERACIONAL E QUE NÃO TENHAM SIDO IDENTIFICADOS OU COMENTADOS NOS DEMAIS ITENS DESTA SEÇÃO

Não há outros itens não evidenciados nessa seção que influenciaram de maneira relevante o nosso desempenho operacional.

GOL LINHAS AÉREAS INTELIGENTES S.A.

(Companhia Aberta)

C.N.P.J./M.F. nº 06.164.253/0001-87

N.I.R.E. 35.300.314.441

3.4.      AS INFORMAÇÕES REFERENTES AOS CANDIDATOS INDICADOS OU APOIADOS PELA ADMINISTRAÇÃO OU PELOS ACIONISTAS CONTROLADORES, NOS TERMOS DOS ITENS 12.5 A 12.10 DO FORMULÁRIO DE REFERÊNCIA

Nos termos do artigo 10 da Instrução CVM nº 481/2009, a Companhia fornece as informações referentes aos candidatos indicados ou apoiados pela administração ou pelos acionistas controladores, correspondentes aos itens 12.5 a 12.10 do Formulário de Referência.

12.5/6 COMPOSIÇÃO E EXPERIÊNCIA PROFISSIONAL DA ADMINISTRAÇÃO E DO CONSELHO FISCAL

Nome	Data de nascimento	Orgão administração	Data da eleição	Prazo do mandato	Número de Mandatos Consecutivos
CPF	Profissão	Cargo eletivo ocupado	Data de posse	Foi eleito pelo controlador	Percentual de participação nas reuniões
Outros cargos e funções exercidas no emissor		Descrição de outro cargo / função
PAULO SERGIO KAKINOFF	06/09/1974	Pertence apenas à Diretoria	27/11/2098	1 ano	9
194.344.518-41	Administrador de Empresas	10 - Diretor Presidente / Superintendente	27/11/2019	Sim	0.00%
Membro do Comitê de Governança Corporativa e Pessoas, Comitê de Políticas de Risco, Comitê de Política Financeira e do Comitê de Alianças.
EDUARDO JOSÉ BERNARDES NETO	26/03/1974	Pertence apenas à Diretoria	27/11/2019	1 ano	6
165.610.978-66	Administrador de Empresas	11 - Diretor Vice Presidente/ Superintendente	27/11/2019	Sim	0.00%
CELSO GUIMARÃES FERRER JUNIOR	05/12/1982	Pertence apenas à Diretoria	27/11/2019	1 ano	6
309.459.748-33	Economista	11 - Diretor Vice Presidente/ Superintendente	27/11/2019	Sim	0.00%
RICHARD FREEMAN LARK, JR.	15/10/1966	Pertence apenas à Diretoria	27/11/2019	1 ano	4
214.996.428-73	Administrador	11 - Diretor Vice Presidente/ Superintendente	27/11/2019	Sim	0.00%
Membro do Comitê de Política Financeira e do Comitê de Políticas de Risco.
PHILIPP SCHIEMER	09/06/1964
172.372.968-09	Administrador

GERMÁN PASQUALE QUIROGA VILARDO	25/10/1967	Pertence apenas ao Conselho de Administração	17/04/2019	1 ano	3
009.943.227-71	Engenheiro	27 - Conselho de Adm. Independente (Efetivo)	17/04/2019	Sim	83%
RICARDO CONSTANTINO	27/02/1963	Pertence apenas ao Conselho de Administração	17/04/2019	1 ano	16
546.988.806-10	Empresário	22 - Conselho de Administração (Efetivo)	17/04/2019	Sim	100.00%
PHILIPP SCHIEMER	09/06/1964
172.372.968-09	Administrador

12.5/6   COMPOSIÇÃO E EXPERIÊNCIA PROFISSIONAL DA ADMINISTRAÇÃO E DO CONSELHO FISCAL

Nome	Data de nascimento	Orgão administração	Data da eleição	Prazo do mandato	Número de Mandatos Consecutivos
CPF	Profissão	Cargo eletivo ocupado	Data de posse	Foi eleito pelo controlador	Percentual de participação nas reuniões
Outros cargos e funções exercidas no emissor		Descrição de outro cargo / função
CONSTANTINO DE OLIVEIRA JUNIOR	12/08/1968	Pertence apenas ao Conselho de Administração	17/04/2019	1 ano	8
417.942.901-25	Empresário	20 - Presidente do Conselho de Administração	17/04/2019	Sim	100%
Membro do Comitê de Governança Corporativa e Pessoas, membro do Comitê de Política Financeira e do Comitê de Políticas de Risco e do Comitê de Alianças.
ANDRÉ BÉLA JÁNSZKY	24/11/1951	Pertence apenas ao Conselho de Administração	17/04/2019	1 ano	4
346.695.188-79	Advogado	27 - Conselho de Adm. Independente (Efetivo)	17/04/2019	Sim	83%
Membro do Comitê de Governança Corporativa e Pessoas, do Comitê de Política Financeira e membro do Comitê de Auditoria Estatutário.
FRANCIS JAMES LEAHY MEANEY	04/11/1964	Pertence apenas ao Conselho de Administração	17/04/2019	1 ano	4
054.404.117-80	Economista	27 - Conselho de Adm. Independente (Efetivo)	17/04/2019	Sim	100.00%
Membro do Comitê de Auditoria Estatutário
ANNA LUIZA SERWY CONSTANTINO	27/08/1989	Pertence apenas ao Conselho de Administração	17/04/2019	1 ano	4
340.447.788-09	Administradora de empresas	22 - Conselho de Administração (Efetivo)	17/04/2019	Sim	100.00%
JOAQUIM CONSTANTINO NETO	10/01/1965	Pertence apenas ao Conselho de Administração	17/04/2019	1 ano	17
084.864.028-40	Empresário	21 - Vice Presidente Cons. de Administração	17/04/2019	Sim	100.00%
ANTONIO KANDIR	02/05/1953	Pertence apenas ao Conselho de Administração	17/04/2019	1 ano	15
146.229.631-91	Engenheiro	27 - Conselho de Adm. Independente (Efetivo)	17/04/2019	Sim	100.00%
Membro do Comitê de Auditoria Estatutário e doComitê de Governança Corporativa e Pessoas.

Nome	Data de nascimento	Orgão administração	Data da eleição	Prazo do mandato	Número de Mandatos Consecutivos
CPF	Profissão	Cargo eletivo ocupado	Data de posse	Foi eleito pelo controlador	Percentual de participação nas reuniões
Outros cargos e funções exercidas no emissor		Descrição de outro cargo / função
MARCELO CURTI		Conselho Fiscal	17/05/2019	1 ano	1
036.305.588-60	Economista	44 - C.F.(Efetivo) Eleito p/preferencialistas	17/05/2019	Não	75%
MARCELA DE PAIVA BOMFIM TEIXEIRA		Conselho Fiscal	17/05/2019	1 ano	1
012.640.496-84	Economista	44 - C.F.(Efetivo) Eleito p/preferencialistas	17/05/2019	Não	100%
RENATO CHIADARO	Advogado	Conselho Fiscal	17/05/2019	1 ano	0
256.611.098-06		44 - C.F.(Efetivo) Eleito p/preferencialistas	17/05/2019	Não	100%
MARCELO AMARAL MORAES		Conselho Fiscal	24/04/2018	1 ano	0
929.390.077-72	Economista	44 - C.F.(Efetivo) Eleito p/preferencialistas	24/05/2018	Não	100%

EXPERIÊNCIA PROFISSIONAL / DECLARAÇÃO DE ENVENTUAIS CONDENAÇÕES / CRITÉRIOS DE INDEPENDÊNCIA

Conselho de Administração

CONSTANTINO DE OLIVEIRA JUNIOR

É o Presidente do Conselho de Administração da Companhia desde 2004, tendo sido Diretor-Presidente e membro do Conselho de Administração da Companhia, cumulando ambas as funções, de março de 2004 a julho de 2012. O Sr. Constantino Jr. é também, desde 2001, membro do Conselho de Administração da Gol Linhas Aéreas S.A., tendo sido Diretor-Presidente da Gol Linhas Aéreas S.A. de 2001 a 02 de julho de 2012. Introduziu o conceito de "custo baixo, tarifa baixa" na aviação civil brasileira e foi escolhido como "Executivo de Valor" em 2002 e 2001 pelo jornal Valor Econômico, e como "Executivo Líder" no setor de logística em 2003 pelo jornal Gazeta Mercantil, e em 2008, foi nomeado “Executivo Ilustre” na categoria Transporte Aéreo na premiação GALA (Galería Aeronáutica Latinoamericana), patrocinada pela IATA. De 1994 a 2000 ocupou o cargo de Diretor na Comporte Participações, empresa que controla diversas companhias de transporte terrestre de passageiros. Cursou Administração de Empresas pela Universidade do Distrito Federal e participou do Programa Executivo de Gestão Corporativa da Association for Overseas Technical Scholarships. É membro do Comitê de Políticas de Risco, de Políticas Financeiras, de Governança Corporativa e Pessoas, e do Comitê de Alianças da Companhia.

JOAQUIM CONSTANTINO NETO

O Sr. Joaquim é membro Vice-Presidente do Conselho de Administração da Companhia. O Sr. Joaquim é membro do Conselho de Administração da Companhia desde 2004. Adicionalmente, ocupa o cargo de Diretor de Operações do Grupo Comporte desde 1994. De 1984 a 1990, o Sr. Joaquim Constantino Neto esteve encarregado das operações de Reunidas Paulista. Desde 1990 até a presente data, é o Diretor Geral da Breda Serviços, uma companhia de transporte rodoviário de passageiros. Participa do Conselho de Administração da CMP Participações que administra mais de 2 mil ônibus na região do Paraná e São Paulo.

RICARDO CONSTANTINO

O Sr. Ricardo é membro do Conselho de Administração da Companhia desde março de 2004. Adicionalmente, ocupa o cargo de Diretor Técnico e de Manutenção do Grupo Comporte desde 1994. Ele é também membro do Conselho de Administração da BR Vias S.A.

ANNA LUIZA SERWY CONSTANTINO

A Sra. Anna é membro do Conselho de Administração da Companhia desde 2016. Adicionalmente, ocupa o cargo de Credit Strategist no departamento de inteligência de crédito da Bloomberg LP. Desde 2009 até a presente data, a Sra. Anna também atuou na área de finanças das empresas Kerburn Rose, em Nova Iorque, e Lockheed Martin, em Orlando, possuindo ampla experiência profissional na área de finanças em grandes empresas mundiais. A Sra. Anna é formada em administração de empresas e finanças pela University of Central Florida.  É analista financeira com certificação CFA® (Chartered Financial Analyst) e membro das CFA Societies de Nova York.

ANTONIO KANDIR

O Sr. Antonio Kandir é membro independente do Conselho de Administração da Companhia desde agosto de 2004. Nos últimos dez anos, participou de conselhos de administração e gerenciou diversos fundos de investimentos. Atualmente o Sr. Kandir participa dos conselhos de administração das empresas MRV Engenharia, AEGEA, CSU, CPFL e COIMEX. O Sr. Kandir foi Deputado Federal por dois mandatos, Ministro do Planejamento e Orçamento e Secretário de Política Econômica, além de Presidente do Conselho Nacional de Desestatização. Graduou-se em engenharia de produção na Escola Politécnica da Universidade de São Paulo, e obteve graus de Mestre e Doutor (PhD) em Economia na Universidade Estadual de Campinas. O Sr. Kandir é membro independente de nosso Conselho de Administração conforme critérios da Securities Exchange Commission (SEC) e normas de listagem da New York Stock Exchange (NYSE) e é membro de nosso Comitê de Auditoria Estatutário ("CAE"), Comitê de Governança Corporativa e Pessoas, do Comitê de Política Financeira e do Comitê de Políticas de Risco.

PHILIPP SCHIEMER

O Sr. Philipp é Presidente da Mercedes-Benz do Brasil e América Latina, atualmente realiza curso no Instituto Brasileiro de Governança Corporativa (“IBGC”) para Conselheiro Sênior. Assumiu a Vice-Presidência de Marketing de Produtos na Mercedes-Benz em Stuttgart na Alemanha.  De 2004 a 2009  atuou como Vice-Presidente de Vendas na Mercedes-Benz do Brasil. Philipp também foi presidente do congresso SAE Brasil, e atuou como Vice-Presidente da Câmara do Comércio Alemanha-Brasil de janeiro de 2018 a dezembro de 2018 e em janeiro de 2019 assumiu a presidência desta Câmara. Philipp Schiemer cursou administração de empresas com especialização em marketing e finanças na Corporate University Mercedes-Benz AG, em Stuttgart.

GERMÁN PASQUALE QUIROGA VILARDO

O Sr. Germán é membro independente do Conselho de Administração da Companhia desde 2016. Foi fundador e CEO da TV1.com, CIO e CMO da Americanas.com, CIO e CMO da Cyrela Brasil Realty, e fundador, CEO e membro do Conselho de Administração do Pontofrio.com, Nova Pontocom, Vice-Presidente do Conselho de Administração da Totvs e Camara-E.net e membro do Conselho de Administração da Abrarec e Fecomércio, e de várias outras empresas de e-commerce. É atualmente fundador e membro do Conselho de Administração da Cobasi Digital, e fundador da OMNI55 Consulting. É formado em Engenharia Eletrônica pelo Instituto Militar de Engenharia (IME) e possui mestrado em sistemas digitais pela Escola Politécnica da Universidade de São Paulo.

ANDRÉ BÉLA JÁNSZKY

O Sr. André Jánszky é membro independente do Conselho de Administração da Companhia desde 2016. O Sr. André possui décadas de experiência como advogado nas áreas de finanças corporativas e fusões e aquisições. Até novembro de 2016, foi o sócio responsável pelo Departamento da América Latina do Milbank, Tweed, Hadley & McCloy LLP, e sócio-administrador de seu escritório em São Paulo. O Sr. André também é membro do Conselho de Administração da Netshoes Limited, companhia com ações listadas na NYSE. O Sr. André é membro do Comitê de Auditoria Estatutário da Companhia, do Comitê de Governança Corporativa e Pessoas, e do Comitê de Política Financeira.

FRANCIS JAMES LEAHY MEANEY

O Sr. Francis é membro independente do Conselho de Administração da Companhia desde 2016. O Sr. Meaney é o Diretor Administrativo para a América Latina e membro do comitê executivo do Compass Group, PLC. Antes da Compass, foi CEO de uma empresa controlada por Kohlberg, Kravis & Roberts no Brasil. O Sr. Meaney foi o Diretor de Operações da Oi S.A., a maior empresa brasileira de telecomunicações. James foi fundador e CEO da Contax S.A., que liderou desde sua startup até se tornar publicamente listada em 2005, tornando-se posteriormente a maior empresa brasileira de terceirização de processos de negócios, com 107.000 funcionários. O Sr. Meaney ocupou cargos na Global Crossing, Conectel, Mars & Co. e First Boston. Ele é membro do Conselho Consultivo do Instituto Kellogg de Estudos Internacionais da Universidade de Notre Dame. O Sr. Meaney é bacharel em Economia pela Universidade de Notre Dame, mestre em Administração de Empresas pela Harvard Business School e concluiu o curso de administração avançada do INSEAD. O Sr. Meaney é membro de nosso Comitê de Auditoria.

Conselho Fiscal

MARCELA DE PAIVA BOMFIM TEIXEIRA

A Sra. Marcela de Paiva Bomfim Teixeira possui graduação em Administração de Empresas pela Pontifícia Universidade Católica de Minas Gerais. Possui especialização em Gestão e Tecnologia da Informação pelo Instituto de Educação Tecnológica, especialização em Finanças pela Fundação Dom Cabral e MBA em Gerência de Projetos pela Fundação Getúlio Vargas (Belo Horizonte/MG). Exerceu o cargo de membro do Conselho Fiscal na Transnorte Energia S/A de 2012 a 2016. Atualmente, a Sra. Marcela está cursando o MBA Executivo pela Fundação Dom Cabral e recentemente realizou uma extensão na HEC Paris Módulo Shanghai China. Em seus 17 anos de experiência, a Sra. Marcela passou por empresas como Usiminas e Alupar Investimento e atualmente é membro efetivo do Conselho Fiscal da Gol Linhas Aéreas Inteligentes S/A.

MARCELO AMARAL MORAES

O Sr. Marcelo Amaral Moraes graduou-se em ciências econômicas pela Universidade do Rio de Janeiro - FEA em 1990. Possui pós-graduação em Direito Societário e Arbitragem pela Fundação Getúlio Vargas, e Mestrado em Administração de Empresas pela Universidade Federal do Rio de Janeiro. É presidente do Conselho Fiscal da Vale S/A desde 2004 e membro do Conselho Fiscal da CPFL Energia S/A e da Linx S/A. Possui mais de 25 anos de experiência em private equity e corporate finance. Atualmente, o Sr. Marcelo Amaral Moraes é membro efetivo do Conselho Fiscal da Companhia.

RENATO CHIADARO

Construiu sua carreira profissional com sólida atuação em fusões e aquisições (M&A), restruturação de empresas, investimentos estrangeiros e governança corporativa.

Advogado graduado pela PUC-SP, com especialização em Planejamento e Controle Empresarial pela FAAP. Certificado pelo IBGC para atuar como Conselheiro de Administração. MBA em Liderança Colaborativa e Docência Empresarial e Post-MBA em Governança Corporativa e Valuation pelo B.I. International, com ênfase em empreendedorismo e inovação pela Universidade da Califórnia-Berkeley.

Iniciou sua carreira no escritório Pinheiro Neto Advogados e foi sócio do escritório De Vivo, Whitaker e Castro Advogados por 13 anos. Integrou o Comitê Fiscal da Gol Linhas Aéreas Inteligentes S/A entre 2007 e 2008. Participou da estruturação e implementação de diversas transações de destaque no cenário nacional. M&A Award em 2014 e reconhecido pela publicação BestLawyers® em 2014 e 2015.

É professor em cursos de MBA do B.I. International e do UBS/IBEVAR – Academia de Varejo, nos quais aborda os temas de finanças e tributos, empreendedorismo e direito empresarial. É professor convidado da Assembleia Legislativa do Estado de São Paulo

Diretoria

PAULO SERGIO KAKINOFF

O Sr. Paulo Sergio Kakinoff assumiu o cargo de Diretor-Presidente da Companhia em julho de 2012, tendo sido membro independente do Conselho de Administração de janeiro de 2010 a 02 de julho de 2012. O Sr. Paulo Kakinoff foi Presidente da Audi Brasil até junho de 2012 e atuou na indústria automobilística por 18 anos, tendo ocupado anteriormente as funções de Diretor de Vendas & Marketing da Volkswagen do Brasil e Diretor Executivo para a América do Sul na matriz do Grupo Volkswagen na Alemanha. Também ocupou o cargo de Vice-Presidente da Associação Brasileira das Empresas Importadoras de Veículos Automotores (ABEIVA), e foi membro do Conselho de Administração da Volkswagen Participações. O Sr. Paulo Kakinoff atua como membro do Conselho de Governança e do Conselho Político-Estratégico das organizações sem fins lucrativos “Todos pela Educação” (focada em educação), e “Atletas pelo Brasil” (focada em esportes), respectivamente. É formado em Administração de Empresas pela Universidade Mackenzie. O Sr. Paulo Kakinoff é membro dos Comitês de Gestão de Pessoas e Governança Corporativa, de Políticas de Risco, de Política Financeira, e do Comitê de Alianças da Companhia.

RICHARD FREEMAN LARK, JR.

Richard F. Lark, Jr. é Diretor Vice-Presidente, Diretor Financeiro e Diretor de Relações com Investidores da Companhia desde julho de 2016. O Sr. Lark trabalha na Gol há 16 anos. Foi Diretor Financeiro de 2003 a 2008, e membro do Conselho de Administração de 2008 a 2016. De 2000 a 2003, atuou como Diretor Financeiro da Americanas.com, uma das principais empresas brasileiras de comércio eletrônico. Antes de ingressar na Americanas.com, o Sr. Lark atuou nas divisões de investment banking do Morgan Stanley & Co., do Citicorp e do The First Boston Corporation. O Sr. Lark foi membro dos Conselhos Consultivos do Kellogg Institute for International Studies da Universidade de Notre Dame e da Associação Vida Jovem, e presidente da American Society de São Paulo. Ele participou do programa global de liderança executiva da Yale School of Management, possui mestrado em Administração de Empresas pela UCLA Anderson School of Management, e bacharelado em Finanças e Economia Empresarial e em Filosofia pela Universidade de Notre Dame. O Sr. Lark é membro dos Comitês de Política Financeira e de Políticas de Risco da Companhia.

EDUARDO JOSÉ BERNARDES NETO

O Sr. Eduardo Bernardes é Vice-Presidente de Vendas e Marketing da Companhia desde fevereiro de 2015, sendo responsável pela estratégia de vendas para todos os canais da Companhia, assim como pela estratégia de marketing. O Sr. Eduardo ingressou na Companhia há 18 anos, tendo ingressado em nossa área comercial como gerente de contas em fevereiro de 2001. O Sr. Eduardo coordenou a abertura de várias de nossas filiais nacionais e internacionais. O Sr. Eduardo foi membro do Conselho de Administração do UATP de 2009 a 2016, e é formado em Administração de Empresas pela Faculdade Ibero-Americana, com especialização em Comércio Exterior.

CELSO GUIMARÃES FERRER JUNIOR

O Sr. Celso Ferrer é nosso Vice-Presidente e Diretor de Operações desde março de 2019. Ele está na Companhia há 15, anos e atuou como Vice-Presidente e Diretor de Planejamento de fevereiro de 2015 a março de 2019. O Sr. Celso é responsável por nossas operações, manutenção e aeroportos, segurança operacional, planejamento de rede e frota. Ele também é piloto das aeronaves Boeing 737-700, Boeing 737-800 Next Generation, e Boeing 737-8 Max. O Sr. Celso possui mestrado em Administração de Empresas pela Insead, é formado em Economia pela Universidade de São Paulo, e em Relações Internacionais pela Pontifícia Universidade Católica de São Paulo.

12.7/8 COMPOSIÇÃO DOS COMITÊS

Nome	Tipo comitê	Cargo ocupado	Profissão	Data eleição	Prazo mandato	Percentual de participação nas reuniões
CPF	Descrição outros comitês	Descrição outros cargos ocupados	Data de nascimento	Data posse	Número de Mandatos Consecutivos
Outros cargos/funções exercidas no emissor
ANDRÉ BÉLA JÁNSZKY	Comitê de Auditoria	Membro do Comitê (Efetivo)	Advogado	26/04/2019	1 ano	75%
346.695.188-79			24/11/1951	26/04/2019	4
Conselheiro Independente, Membro do Comitê de Governança Corporativa e Pessoas, do Comitê de Política Financeira e membro do Comitê de Auditoria Estatutário.
ANTONIO KANDIR	Comitê de Auditoria	Membro do Comitê (Efetivo)	Engenheiro	26/04/2019	1 ano	100.00%
146.229.631-91			02/05/1953	26/04/2019	10
Conselheiro independente e membro do Comitê de Governança Corporativa e Pessoas, Comitê de Política Financeira e Comitê de Políticas de Risco.
FRANCIS JAMES LEAHY MEANEY	Comitê de Auditoria	Membro do Comitê (Efetivo)	Economista	26/04/2019	1 ano	100.00%
054.404.117-80			04/11/1964	26/04/2019	4
Conselheiro Independente; Membro do Comitê de Auditoria Estatutário.
CONSTANTINO DE OLIVEIRA JUNIOR	Comitê Financeiro	Membro do Comitê (Efetivo)	Empresário	26/04/2019	1 ano	80%
417.942.901-25			12/08/1968	26/04/2019	10
Membro do Comitê de Governança Corporativa e Pessoas, Comitê de Política Financeira, do Comitê de Políticas de Risco e do Comitê de Alianças.
RICHARD FREEMAN LARK JR.	Comitê Financeiro	Membro do Comitê (Efetivo)	Administrador	26/04/2019	1 ano	100.00%
214.996.428-73			15/10/1966	26/04/2019	10
Diretor Vice-Presidente Financeiro e de Relações com os Investidores; Membro do Comitê de Política Financeira e do Comitê de Políticas de Risco.
BETANIA TANURE DE BARROS	Outros Comitês	Membro do Comitê (Efetivo)	Psicóloga	26/04/2019	1 ano	100.00%
385.001.086-49	Governança Corporativa e Pessoas		26/03/1974	26/04/2019	10
Membro do Comitê de Governança Corporativa e Pessoas.
MARCOS DA CUNHA CARNEIRO	Outros Comitês	Membro do Comitê (Efetivo)	Economista	26/04/2019	1 ano	83%
663.964.337-53	Sub-Comitê de Políticas Contábeis, Tributárias e Demonstrações Financeiras		15/01/1961	26/04/2019	10
Membro do Subcomitê de Políticas Contábeis, Tributárias e Demonstrações Financeiras.
NATAN SZUSTER	Outros Comitês	Membro do Comitê (Efetivo)	Contador	26/04/2019	1 ano	100.00%

12.7/8 - COMPOSIÇÃO DOS COMITÊS

Nome	Tipo comitê	Cargo ocupado	Profissão	Data eleição	Prazo mandato	Percentual de participação nas reuniões
CPF	Descrição outros comitês	Descrição outros cargos ocupados	Data de nascimento	Data posse	Número de Mandatos Consecutivos
Outros cargos/funções exercidas no emissor
388.585.417-15	Sub-Comitê de Políticas Contábeis, Tributárias e Demonstrações Financeiras		06/10/1953	26/04/2019	6
Membro do Subcomitê de Políticas Contábeis, Tributárias e Demonstrações Financeiras.
PAULO CEZAR ARAGÃO	Outros Comitês	Membro do Comitê (Efetivo)	Advogado	26/04/2019	1 ano	100.00%
174.204.407-78	Governança Corporativa e Pessoas		05/12/1982	26/04/2019	10
Membro do Subcomitê de Políticas Contábeis, Tributárias e Demonstrações Financeiras.
PAULO SERGIO KAKINOFF	Governança Corporativa e Pessoas Comitê Financeiro	Membro do Comitê (Efetivo)	Administrador de Empresas	26/04/2019	1 ano	100.00%
194.344.518-41			06/09/1974	26/04/2019	7
Diretor Presidente e Membro do Comitê Governança Corporativa e Pessoas, Comitê de Políticas de Risco, do Comitê de Política Financeira e do Comitê de Alianças.
PIETERS ELBERS	Outros Comitês	Membro do Comitê (Efetivo)	Administrador de Empresas	26/04/2019	1 ano	80%
000.000.000-00			15/01/1961	26/04/2019	5
Membro do Comitê de Alianças.
VALDENISE DOS SANTOS MENEZES	Outros Comitês	Membro do Comitê (Efetivo)	Contadora	26/04/2019	1 ano	83%
836.229.937-15	Subcomitê de Políticas Contábeis, Tributárias e Demonstrações Financeiras.		21/04/1964	26/04/2019	2
Membro do Subcomitê de Políticas Contábeis, Tributárias e Demonstrações Financeiras

EXPERIÊNCIA PROFISSIONAL / DECLARAÇÃO DE ENVENTUAIS CONDENAÇÕES / CRITÉRIOS DE INDEPENDÊNCIA

André Béla Jánszky - 346.695.188-79

O Sr. André Jánszky é membro independente do Conselho de Administração da Companhia. O Sr. André também é membro do Comitê de Auditoria Estatutário da Companhia, do Comitê de Governança Corporativa e Pessoas, e do Comitê de Política Financeira. O Sr. André foi sócio responsável pelo Departamento da América Latina do Milbank e sócio administrador de seu escritório em São Paulo. Seu enfoque foi na prestação de serviços de consultoria jurídica em direito norte-americano nas áreas de mercado de capitais, fusões e aquisições, operações de financiamento, reestruturações e governança corporativa. Dentre os clientes do Sr. André Jánszky estavam empresas e instituições financeiras brasileiras, latino-americanas e norte-americanas. O Sr. André detém vasta experiência em grande variedade de indústrias, incluindo óleo e gás, energia, infraestrutura, incorporadoras, serviços financeiros, transporte, educação e varejo. André Jánszky foi constantemente nomeado um dos principais advogados em mercado de capitais por diversas publicações, incluindo The Legal 500 e Chambers Latin America, que o reconhece como Band #1. O Sr. André é o financial expert do CAE, conforme definido nas normas atuais da Securities Exchange Comission (SEC), e é o membro que cumpre os requisitos previstos pelo artigo 31-C, §5º e §6º da INCVM 308/99.

ANTONIO KANDIR - 146.229.631-91

É membro independente do Conselho de Administração da Companhia desde agosto de 2004. Nos últimos dez anos, participou de conselhos de administração e gerenciou diversos fundos de investimentos. Atualmente o Sr. Kandir participa dos conselhos de administração das empresas AEGEA, CSU, CPFL e COIMEX. O Sr. Kandir foi Deputado Federal por dois mandatos, Ministro do Planejamento e Orçamento e Secretário de Política Econômica, além de Presidente do Conselho Nacional de Desestatização. Graduou-se em engenharia de produção na Escola Politécnica da Universidade de São Paulo, e obteve graus de Mestre e Doutor (PhD) em Economia na Universidade Estadual de Campinas. O Sr. Kandir é membro independente de nosso Conselho de Administração conforme critérios da Securities Exchange Commission (SEC) e normas de listagem da New York Stock Exchange (NYSE) e é membro de nosso Comitê de Auditoria Estatutário ("CAE"), Comitê de Governança Corporativa e Pessoas, do Comitê de Política Financeira e do Comitê de Políticas de Risco.

FRANCIS JAMES LEAHY MEANEY - 054.404.117-80

Francis James Leahy Meaney é membro independente do Conselho de Administração da Companhia. Possui 25 anos de experiência no Brasil e América Latina e tem ampla experiência em diversas indústrias, tais como: telecomunicações, data center, business product outsourcing, management consulting, investment banking e private equity. Mais recentemente, o Sr. Meaney serviu como Presidente interino da Aceco TI, um empresa de data center investida pelo Kohlberg, Kravis e Roberts (KKR). James foi Chief Operating Officer na Oi S.A., de 2011 a 2013, e foi fundador e Diretor Presidente da Contax S.A., de 2000 à 2011. Ele liderou Contax de startup até a abertura de capital (2005) e expansão internacional (2009). O Sr. Meaney ainda atuou como executivo em diversas empresas como a Global Crossing, Conectel, Mars & Co. e do banco de investimentos First Boston. Além da Gol, ele é membro do Conselho da Kellogg Institute for International Studies na University of Notre Dame. O Sr. Meaney é formado em economia pela University of Notre Dame, fez mestrado em administração pela Harvard Business School e concluiu o curso de administração avançado pela INSEAD.

CONSTANTINO DE OLIVEIRA JUNIOR - 417.942.901-25

É o Presidente do Conselho de Administração da Companhia desde 06 de julho de 2012, tendo sido Diretor-Presidente e membro do Conselho de Administração da Companhia, cumulando ambas as funções, de março de 2004 a julho de 2012. O Sr. Constantino Jr. é também, desde 2001, membro do Conselho de Administração da Gol Linhas Aéreas S.A., tendo sido Diretor-Presidente da Gol Linhas Aéreas S.A. de 2001 a 02 de julho de 2012. Introduziu o conceito de "custo baixo, tarifa baixa" na aviação civil brasileira e foi escolhido como "Executivo de Valor" em 2002 e 2001 pelo jornal Valor Econômico, e como "Executivo Líder" no setor de logística em 2003 pelo jornal Gazeta Mercantil, e em 2008, foi nomeado “Executivo Ilustre” na categoria Transporte Aéreo na premiação GALA (Galería Aeronáutica Latinoamericana), patrocinada pela IATA. De 1994 a 2000 ocupou o cargo de Diretor na Comporte Participações, empresa que controla diversas companhias de transporte terrestre de passageiros. Cursou Administração de Empresas pela Universidade do Distrito Federal e participou do Programa Executivo de Gestão Corporativa da Association for Overseas Technical Scholarships. É membro do Comitê de Políticas de Risco, de Políticas Financeiras, de Governança Corporativa e Pessoas, e do Comitê de Alianças da Companhia.

RICHARD FREEMAN LARK JR. - 214.996.428-73

O Sr. Richard Lark é Vice-Presidente Financeiro e Diretor de Relações com Investidores da Companhia desde julho de 2016. O Sr. Lark exerceu o cargo de membro do Conselho de Administração da Companhia de junho de 2008 à julho de 2016. O Sr. Lark foi membro do Comitê de Auditoria Estatutário da GOL de março de 2015 à julho de 2016. O Sr. Lark atuou também como Diretor Vice-Presidente Financeiro e Diretor de Relações com Investidores da Companhia de abril 2003 à junho de 2008. Ele é sócio diretor da gestora Endurance Capital Partners (membro ABVCAP e associado Anbima). Entre 2000 a 2003, o Sr. Lark atuou como Diretor Financeiro-Administrativo da Americanas.com Comércio Eletrônico S.A. Antes, entre 1988 e 1999, Sr. Lark foi executivo dos bancos de investimentos da Morgan Stanley e First Boston. Ele integrou a junta diretora da American Society de São Paulo de 2003 a 2011, tendo sido seu presidente no biênio 2005-2007 e é conselheiro do Kellogg Institute of International Studies. Sr. Lark é mestre em Administração de Empresas pela UCLA Anderson School of Management, turma de 1994, e se formou em Finanças e Economia Empresarial e Filosofia pela University of Notre Dame, turma de 1988, também é Administrador de Carteira de Valores Mobiliários Autorizado (CVM), e é associado do Instituto Brasileiro de Governança Corporativa (IBGC). O Sr. Lark é membro do Comitê de Política Financeira e do Comitê de Políticas de Risco da Companhia.

BETANIA TANURE DE BARROS - 385.001.086-49

A Sra. Betânia é consultora da equipe Betania Tanure Associados. Doutora pela Brunel University (Inglaterra), Post graduate Diploma in Management Consulting na Henley Management College (Inglaterra), psicóloga pela PUC–MG. A Sra. Betania é também Professora da PUC–MG,onde leciona para os cursos de Doutorado e Mestrado que são realizados em parceria com a Fundação Dom Cabral. Professora convidada do INSEAD (França), do TRIUM (New York University, London School of Economics, HEC) e da London Business School (Inglaterra). Foi diretora da FDC responsável por toda a área de desenvolvimento de executivos, empresas e parcerias empresariais durante 15 anos. Membro do Conselho de Administração da Vigor e Marisol. Membro do Comitê de Governança Corporativa e Pessoas, do Conselho de Administração da GOL Linhas Aéreas Inteligentes S.A. Foi membro do Conselho de Administração do Grupo RBS e Medial Saúde, e do Comitê de Pessoas e Governança do Conselho de Administração da Duratex.

MARCOS DA CUNHA CARNEIRO - 663.964.337-53

Sr. Marcos da Cunha Carneiro serviu como Diretor Executivo da Globopar desde outubro de 2002. O Sr. Carneiro serviu como Diretor de Relações Corporativas e Tax Planning Manager na Globopar desde 1991. Ele também trabalhou como Gerente da Divisão de Imposto de Arthur Andersen. O Sr. Carneiro tem sido um Diretor Executivo da Globo Comunicações e Participações SA desde outubro de 2002 e Globopar desde 1991. Atuou como Diretor da Net Serviços de Comunicação desde 19 de abril de 2004. Graduou-se com um grau na Econômica pela Sociedade Unificada de Ensino e Superior Cultura.

NATAN SZUSTER - 388.585.417-15

O Sr. Natan Szuster cursou Ciências Contábeis na Fundação Getúlio Varga no Rio de Janeiro, o Mestrado e o Doutorado em Contabilidade na Universidade de São Paulo. Foi visiting-scholar na University of Illinois at Urbana Champaign. É professor Titular de Contabilidade na Universidade Federal do Rio de Janeiro, desde 1988 e Professor-Adjunto na Universidade do Estado do Rio de Janeiro, desde 1992. O Sr. Natan Szuster foi distinguido com o prêmio “Orlando Martins Pinto” do Conselho Regional de Contabilidade do Rio de Janeiro em 2004. É autor do livro Contabilidade Geral publicado pela Editora Atlas. É membro do Conselho Fiscal do WWF-Brasil, desde 1999 e membro do Subcomitê do Subcomitê de Políticas Contábeis, Tributárias e Demonstrações Financeiras da Gol Linhas Aéreas Inteligentes. Nos últimos cinco anos, atuei, além de membro do Comitê de Auditoria do Smiles, como 1)Gerente de Normas Contábeis do Grupo Globo, atualmente sou consultor de contabilidade. Atuei também como professor de Contabilidade da Universidade Federal do Rio de Janeiro- UFRJ e professor de Contabilidade da Universidade do Estado do Rio de Janeiro- UERJ. É também, membro do Conselho Fiscal do WWF.

PAULO CEZAR ARAGÃO - 174.204.407-78

Advogado em São Paulo e no Rio de Janeiro, o Sr. Paulo Cezar participou em muitas das mais importantes operações de fusões e aquisições (M&A) ocorridas no Brasil nos últimos anos. Sócio de Barbosa, Müssnich e Aragão, responsável pelo escritório de São Paulo. Ex-Superintendente Jurídico da Comissão de Valores Mobiliários. Sócio-diretor da GP Investimentos (1994–1997). O Sr. Paulo Cézar também é Vice- Presidente da Câmara de Arbitragem do Mercado da B3, membro do Capital Markets Advisory Commitee do IASB, que fixa os padrões contábeis das empresas no mundo, Presidente do Conselho Consultivo da Fundação Antônio e Helena Zerrenner - Instituição Nacional de Beneficência, e membro do Conselho do instituto Empreender Endeavor Brasil, organização sem fins lucrativos de fomento ao empreendedorismo. Além disso, é membro do Conselho Curador da Fundação Estudar, do Conselho de Administração da Orquestra Sinfônica de São Paulo, do Instituto dos Advogados Brasileiros, do qual foi diretor, da Associação Brasileira de Direito Financeiro – ABDF, e do Corpo de Árbitros da CAMARB e do Centro de Mediação e Arbitragem da Câmara Portuguesa de Comércio no Brasil. Autor de estudos e pareceres sobre direito societário, tem participado de palestras e conferências sobre o tema no Brasil e no exterior. Na Companhia o Sr. Paulo Cézar é membro do nosso Comitê de Governança Corporativa e Pessoas.

PAULO SERGIO KAKINOFF - 194.344.518-41

O Sr. Paulo Sergio Kakinoff assumiu o cargo de Diretor-Presidente da Companhia em julho de 2012, tendo sido membro independente do Conselho de Administração de janeiro de 2010 a 02 de julho de 2012. O Sr. Paulo Kakinoff foi Presidente da Audi Brasil até junho de 2012 e atuou na indústria automobilística por 18 anos, tendo ocupado anteriormente as funções de Diretor de Vendas & Marketing da Volkswagen do Brasil e Diretor Executivo para a América do Sul na matriz do Grupo Volkswagen na Alemanha. Também ocupou o cargo de Vice-Presidente da Associação Brasileira das Empresas Importadoras de Veículos Automotores (ABEIVA), e foi membro do Conselho de Administração da Volkswagen Participações. O Sr. Paulo Kakinoff atua como membro do Conselho de Governança e do Conselho Político-Estratégico das organizações sem fins lucrativos “Todos pela Educação” (focada em educação), e “Atletas pelo Brasil” (focada em esportes), respectivamente. É formado em Administração de Empresas pela Universidade Mackenzie. O Sr. Paulo Kakinoff é membro dos Comitês de Gestão de Pessoas e Governança Corporativa, de Políticas de Risco, de Política Financeira, e do Comitê de Alianças da Companhia.

PIETER ELBERS - 000.000.000-00

Pieter Elbers iniciou sua carreira na KLM em 1992 como Gerente de aviões de carga, possuindo diversas posições gerenciais na Holanda, bem como no exterior, entre os quais se pode mencionar os cargos de Gerente Geral de Vendas no Japão, Grécia e Itália e Rede SVP & Alianças. Em 2011, foi nomeado ao Conselho de Administração da KLM, possuindo o cargo de Chief Operating Officer. O Sr. Elbers é membro do Comitê Executivo da Grupo Air France KLM. Além disso, o Sr. Elbers é membro do Conselho de Supervisão Kenya Airways e do Conselho Fiscal da Marfo BV. Além disso, o Sr. Elbers é um membro do Conselho da Confederação Neerlandesa da Indústria e dos Empregadores (VNO-NCW), e membro do Conselho Consultivo Internacional do Instituto Internacional de Direito Air & Space (IIASL). Pieter Elbers se formou em administração na Universidade de Amsterdam e na Academia de Venlo (Licenciatura em Gestão Logística). Além disso, ele concluiu programas executivos no IMD - Lausanne, Universidade de Columbia - New York e Tsinghua - Beijing.

VALDENISE DOS SANTOS MENEZES - 836.229.937-15

A Sra. Valdenise Menezes é nossa Diretora de Controladoria desde agosto de 2009, sendo responsável por nossas áreas de contabilidade, tributária e controles internos da matriz e das sucursais internacionais das empresas do Grupo Gol, além da coordenação de nossa central de documentação. É também é responsável pelo atendimento ao nosso Subcomitê de Politicas Contábeis, Tributárias e Demonstrações Financeiras (“Subcomitê”) e Comitê de Auditoria Estatutário, sendo eleita em 2017 como membro do Subcomitê. A Sra. Valdenise ingressou na Companhia em 2009 sendo responsável também pela área de Orçamento e Custos. Em 2012, após reestruturação interna, a área de Orçamento e Custos foi transferida para outra diretoria e a Sra. Valdenise assumiu a área de Processos. Entre 2014 e 2016 foi responsável, juntamente com a Diretoria de TI, pela implantação e migração do sistema SAP. Sra. Valdenise formou-se em Ciências Contábeis pela Universidade do Amazonas, além de ter concluído MBA em Gestão de Negócios pelo IBMEC e Gestão de Riscos e Compliance pela KPMG.

12.9 EXISTÊNCIA DE RELAÇÃO CONJUGAL, UNIÃO ESTÁVEL OU PARENTESCO ATÉ O 2º GRAU RELACIONADAS A ADMINISTRADORES DO EMISSOR, CONTROLADAS E CONTROLADORES

Nome	Nome empresarial do emissor, controlada ou controlador	CNPJ	Tipo de parentesco com o administrador do emissor ou controlada
Cargo

RICARDO CONSTANTINO Membro Efetivo do Conselho de Administração	546.988.806-10 Gol Linhas Aéreas Inteligentes S.A.	06.164.253/0001-87	Irmão ou Irmã (1º grau por consangüinidade)
Pessoa relacionada:
JOAQUIM CONSTANTINO NETO Membro Efetivo do Conselho de Administração	084.864.028-40 GOL Linhas Aéreas S.A.	07.575.651/0001-59
Observação:
Os Srs. Constantino de Oliveira Junior, Henrique Constantino, Joaquim Constantino Neto e Ricardo Constantino são únicos cotistas e controlam nosso acionista controlador Fundo de Investimento em Participações Volluto Multiestratégia Investimento no Exterior e o MOBI FIA, em proporções iguais.

Administrador do emissor ou controlada:
RICARDO CONSTANTINO	546.988.806-10 Gol Linhas Aéreas Inteligentes S.A.	06.164.253/0001-87	Irmão ou Irmã (1º grau por consangüinidade)
Administrador do emissor ou controlada:
Membro Efetivo do Conselho de Administração
Administrador da GOL Linhas Aéreas Inteligentes S.A., GOL Linhas Aéreas S.A. e Smiles Fidelidade S.A.

Pessoa relacionada:
JOAQUIM CONSTANTINO NETO	084.864.028-40 Gol Linhas Aéreas Inteligentes S.A	06.164.253/0001-87
Administrador da GOL Linhas Aéreas Inteligentes S.A., GOL Linhas Aéreas S.A. e Smiles Fidelidade S.A.
Observação:

 Os Srs. Constantino de Oliveira Junior, Henrique Constantino, Joaquim Constantino Neto e Ricardo Constantino são únicos cotistas e controlam nosso acionista controlador Fundo de Investimento em Participações Volluto Multiestratégia Investimento no Exterior e o MOBI FIA, em proporções iguais.

Administrador do emissor ou controlada:
CONSTANTINO DE OLIVEIRA JUNIOR	417.942.901-25 Gol Linhas Aéreas Inteligentes S.A	06.164.253/0001-87	Irmão ou Irmã (1º grau por consangüinidade)

Presidente do Conselho de Administração:
Administrador da GOL Linhas Aéreas Inteligentes S.A., GOL Linhas Aéreas S.A., GAC Inc., GOL Finance (Luxemburgo), Gol Finance (Cayman) e Smiles Fidelidade S.A
Pessoa relacionada:
RICARDO CONSTANTINO Quotista Membro efetivo de Conselho de Administração Administrador da GOL Linhas Aéreas Inteligentes S.A., GOL Linhas Aéreas S.A. e Smiles Fidelidade S.A.	546.988.806-10 Fundo de Investimento em Participações Volluto Multiestratégia Investimento no Exterior	07.672.313/0001-35

Nome	CPF	Nome empresarial do emissor, controlada ou controlador	CNPJ	Tipo de parentesco com o administrador do emissor ou controlada
Cargo

Administrador do emissor ou controlada:
RICARDO CONSTANTINO Membro Efetivo do Conselho de Administração	546.988.806-10 Gol Linhas Aéreas Inteligentes S.A.	06.164.253/0001-87	Irmão ou Irmã (1º grau por consangüinidade)
Pessoa relacionada:
JOAQUIM CONSTANTINO NETO Membro Efetivo do Conselho de Administração	084.864.028-40 GOL Linhas Aéreas S.A.	07.575.651/0001-59

Observação:

Os Srs. Constantino de Oliveira Junior, Henrique Constantino, Joaquim Constantino Neto e Ricardo Constantino são únicos cotistas e controlam nosso acionista controlador Fundo de Investimento em Participações Volluto Multiestratégia Investimento no Exterior e o MOBI FIA, em proporções iguais.

Administrador do emissor ou controlada:	546.988.806-10 Gol Linhas Aéreas Inteligentes S.A	06.164.253/0001-87	Irmão ou Irmã (1º grau por consangüinidade)
RICARDO CONSTANTINO Membro Efetivo do Conselho de Administração Administrador da GOL Linhas Aéreas Inteligentes S.A., GOL Linhas Aéreas S.A. e Smiles Fidelidade S.A.

Pessoa relacionada:
JOAQUIM CONSTANTINO NETO Membro Efetivo do Conselho de Administração Administrador da GOL Linhas Aéreas Inteligentes S.A., GOL Linhas Aéreas S.A. e Smiles Fidelidade S.A	084.864.028-40 Gol Linhas Aéreas Inteligentes S.A.	06.164.253/0001-87

Observação:

Os Srs. Constantino de Oliveira Junior, Henrique Constantino, Joaquim Constantino Neto e Ricardo Constantino são únicos cotistas e controlam nosso acionista controlador Fundo de Investimento em Participações Volluto Multiestratégia Investimento no Exterior e o MOBI FIA, em proporções iguais.

Administrador do emissor ou controlada: CONSTANTINO DE OLIVEIRA JUNIOR	417.942.901-25 Gol Linhas Aéreas Inteligentes S.A	06.164.253/0001-87	Irmão ou Irmã (1º grau por consangüinidade)

Presidente do Conselho de Administração Administrador da GOL Linhas Aéreas Inteligentes S.A., GOL Linhas Aéreas S.A., GAC Inc., GOL Finance (Luxemburgo), Gol Finance (Cayman) e Smiles Fidelidade S.A.

Pessoa relacionada:
RICARDO CONSTANTINO	546.988.806-10 Fundo de Investimento em Participações Volluto Multiestratégia Investimento no Exterior	07.672.313/0001-35
Quotista Membro efetivo de Conselho de Administração Administrador da GOL Linhas Aéreas Inteligentes S.A., GOL Linhas Aéreas S.A. e Smiles Fidelidade S.A.

Nome	Nome empresarial do emissor, controlada ou controlador	CNPJ	Tipo de parentesco com o administrador do emissor ou controlada
Cargo
Observação:
Os Srs. Constantino de Oliveira Junior, Henrique Constantino, Joaquim Constantino Neto e Ricardo Constantino são únicos cotistas e controlam nosso acionista controlador Fundo de Investimento em Participações Volluto, em proporções iguais.

Administrador do emissor ou controlada:
CONSTANTINO DE OLIVEIRA JUNIOR	417.942.901-25 GOL Linhas Aéreas Inteligentes S.A	06.164.253/0001-87	Irmão ou Irmã (1º grau por consangüinidade)
Presidente do Conselho de Administração Administrador da GOL Linhas Aéreas Inteligentes S.A., GOL Linhas Aéreas S.A., GAC Inc., GOL Finance (Luxemburgo), Gol Finance (Cayman) e Smiles Fidelidade S.A.

Pessoa relacionada:
JOAQUIM CONSTANTINO NETO Quotista Membro efetivo do Conselho de Administração. Administrador da GOL Linhas Aéreas Inteligentes S.A., GOL Linhas Aéreas S.A. e Smiles Fidelidade S.A.	084.864.028-40 Fundo de Investimento em Participações Volluto Multiestratégia Investimento no Exterior	07.672.313/0001-35

Observação:

Os Srs. Constantino de Oliveira Junior, Henrique Constantino, Joaquim Constantino Neto e Ricardo Constantino são únicos cotistas e controlam nosso acionista controlador Fundo de Investimento em Participações Volluto Multiestratégia Investimento no Exterior e o MOBI FIA, em proporções iguais.

Administrador do emissor ou controlada:
CONSTANTINO DE OLIVEIRA JUNIOR	417.942.901-25 GOL Linhas Aéreas Inteligentes S.A	06.164.253/0001-87	Irmão ou Irmã (1º grau por consangüinidade)
Presidente do Conselho de Administração
Administrador da GOL Linhas Aéreas Inteligentes S.A., GOL Linhas Aéreas S.A., GAC Inc., GOL Finance (Luxemburgo), GOL Finance (Cayman) e Smiles Fidelidade S.A
Pessoa relacionada:
RICARDO CONSTANTINO Membro efetivo de Conselho de Administração Administrador da GOL Linhas Aéreas Inteligentes S.A., GOL Linhas Aéreas S.A. e Smiles Fidelidade S.A.	546.988.806-10 Fundo de Investimento em Participações Volluto Multiestratégia Investimento no Exterior	06.164.253/0001-87

Observação:

Os Srs. Constantino de Oliveira Junior, Henrique Constantino, Joaquim Constantino Neto e Ricardo Constantino são únicos cotistas e controlam nosso acionista controlador Fundo de Investimento em Participações Volluto Multiestratégia Investimento no Exterior e o MOBI FIA, em proporções iguais.

Administrador do emissor ou controlada:
CONSTANTINO DE OLIVEIRA JUNIOR	417.942.901-25 GOL Linhas Aéreas Inteligentes S.A.	06.164.253/0001-87	Irmão ou Irmã (1º grau por consangüinidade)

Nome	Nome empresarial do emissor, controlada ou controlador	CNPJ	Tipo de parentesco com o administrador do emissor ou controlada
Cargo
Presidente do Conselho de Administração Administrador da GOL Linhas Aéreas Inteligentes S.A., GOL Linhas Aéreas S.A., GAC Inc., GOL Finance (Luxemburgo), Gol Finance (Cayman) e Smiles Fidelidade S.A.

Pessoa relacionada:
JOAQUIM CONSTANTINO NETO Membro efetivo do Conselho de Administração. Administrador da GOL Linhas Aéreas Inteligentes S.A., GOL Linhas Aéreas S.A. e Smiles Fidelidade S.A.	084.864.028-40 GOL Linhas Aéreas Inteligentes S.A	06.164.253/0001-87

Observação:

Os Srs. Constantino de Oliveira Junior, Henrique Constantino, Joaquim Constantino Neto e Ricardo Constantino são únicos cotistas e controlam nosso acionista controlador Fundo de Investimento em Participações Volluto Multiestratégia Investimento no Exterior e o MOBI FIA, em proporções iguais.

Administrador do emissor ou controlada:
CONSTANTINO DE OLIVEIRA JUNIOR	417.942.901-25 GOL Linhas Aéreas Inteligentes S.A	06.164.253/0001-87	Irmão ou Irmã (1º grau por consangüinidade)
Presidente do Conselho de Administração
Administrador da GOL Linhas Aéreas Inteligentes S.A., GOL Linhas Aéreas S.A., GAC Inc., GOL Finance (Luxemburgo), Gol Finance (Cayman) e Smiles Fidelidade S.A
Pessoa relacionada:
RICARDO CONSTANTINO Membro efetivo de Conselho de Administração Administrador da GOL Linhas Aéreas Inteligentes S.A., GOL Linhas Aéreas S.A. e Smiles Fidelidade S.A.	546.988.806-10 GOL Linhas Aéreas Inteligentes S.A	07.575.651/0001-59

Observação:
Os Srs. Constantino de Oliveira Junior, Henrique Constantino, Joaquim Constantino Neto e Ricardo Constantino são únicos cotistas e controlam nosso acionista controlador Fundo de Investimento em Participações Volluto Multiestratégia Investimento no Exterior e o MOBI FIA, em proporções iguais.

Administrador do emissor ou controlada:
CONSTANTINO DE OLIVEIRA JUNIOR	417.942.901-25 GOL Linhas Aéreas Inteligentes S.A.	06.164.253/0001-87	Irmão ou Irmã (1º grau por consangüinidade)
Presidente do Conselho de Administração
Administrador da GOL Linhas Aéreas Inteligentes S.A., GOL Linhas Aéreas S.A., GAC Inc., GOL Finance (Luxemburgo), GOL Finance (Cayman) e Smiles Fidelidade S.A

Pessoa relacionada:
JOAQUIM CONSTANTINO NETO	084.864.028-40 GOL Linhas Aéreas S.A	07.575.651/0001-59
Membro Efetivo do Conselho de Administração Administrador da GOL Linhas Aéreas Inteligentes S.A., GOL Linhas Aéreas S.A. e Smiles Fidelidade S.A.
Observação:

Nome	Nome empresarial do emissor, controlada ou controlador	CNPJ	Tipo de parentesco com o administrador do emissor ou controlada
Cargo

Os Srs. Constantino de Oliveira Junior, Henrique Constantino, Joaquim Constantino Neto e Ricardo Constantino são únicos cotistas e controlam nosso acionista controlador Fundo de Investimento em Participações Volluto, em proporções iguais.

Administrador do emissor ou controlada:
CONSTANTINO DE OLIVEIRA JUNIOR	417.942.901-25 GOL Linhas Aéreas Inteligentes S.A	06.164.253/0001-87	Irmão ou Irmã (1º grau por consangüinidade)
Presidente do Conselho de Administração
Administrador da GOL Linhas Aéreas Inteligentes S.A., GOL Linhas Aéreas S.A., GAC Inc., GOL Finance (Luxemburgo), GOL Finance (Cayman) e Smiles Fidelidade S.A
Pessoa relacionada:
HENRIQUE CONSTANTINO Quotista	443.609.911-34 Fundo de Investimento em Participações Volluto Multiestratégia Investimento no Exterior	07.672.313/0001-35

Observação:

Os Srs. Constantino de Oliveira Junior, Henrique Constantino, Joaquim Constantino Neto e Ricardo Constantino são únicos cotistas e controlam nosso acionista controlador Fundo de Investimento em Participações Volluto Multiestratégia Investimento no Exterior e o MOBI FIA, em proporções iguais.

Administrador do emissor ou controlada
JOAQUIM CONSTANTINO NETO	084.864.028-40 GOL Linhas Aéreas S.A	6.164.253/0001-87	Irmão ou Irmã (1º grau por consangüinidade)
Vice-Presidente do Conselho de Administração
Pessoa Relacionada:
RICARDO CONSTANTINO	546.988.806-10 Fundo de Investimento em Participações Volluto Multiestratégia Investimento no Exterior	07.672.313/0001-35
Membro Efetivo do Conselho de Administração

Observação

Os Srs. Constantino de Oliveira Junior, Henrique Constantino, Joaquim Constantino Neto e Ricardo Constantino são únicos cotistas e controlam nosso acionista controlador Fundo de Investimento em Participações Volluto Multiestratégia Investimento no Exterior e o MOBI FIA, em proporções iguais.

Administrador do emissor ou controlada
JOAQUIM CONSTANTINO NETO Vice-Presidente do Conselho de Administração	084.864.028-40 Gol Linhas Aéreas Inteligentes S.A.	6.164.253/0001-87	Irmão ou Irmã (1º grau por consangüinidade)

Pessoa relacionada

Nome	Nome empresarial do emissor, controlada ou controlador	CNPJ	Tipo de parentesco com o administrador do emissor ou controlada
Cargo
RICARDO CONSTANTINO Membro efetivo de Conselho de Administração	546.988.806-10 GOL Linhas Aéreas Inteligentes S.A	07.575.651/0001-59

Observação:
Os Srs. Constantino de Oliveira Junior, Henrique Constantino, Joaquim Constantino Neto e Ricardo Constantino são únicos cotistas e controlam nosso acionista controlador Fundo de Investimento em Participações Volluto Multiestratégia Investimento no Exterior e o MOBI FIA, em proporções iguais.

Administrador do emissor ou controlada:
JOAQUIM CONSTANTINO NETO	084.864.028-40 Fundo de Investimento em Participações Volluto Multiestratégia Investimento no Exterior	07.672.313/0001-35	Irmão ou Irmã (1º grau por consangüinidade)
Vice-Presidente do Conselho de Administração

Pessoa relacionada:
RICARDO CONSTANTINO	546.988.806-10 Gol Linhas Aéreas Inteligentes S.A	06.164.253/0001-87
Membro Efetivo do Conselho de Administração
Observação:

Os Srs. Constantino de Oliveira Junior, Henrique Constantino, Joaquim Constantino Neto e Ricardo Constantino são únicos cotistas e controlam nosso acionista controlador Fundo de Investimento em Participações Volluto Multiestratégia Investimento no Exterior e o MOBI FIA, em proporções iguais.

12.10 RELAÇÕES DE SUBORDINAÇÃO, PRESTAÇÃO DE SERVIÇO OU CONTROLE ENTRE ADMINISTRADORES E CONTROLADAS, CONTROLADORES E OUTROS

Identificação	CPF/CNPJ	Tipo de relação do Administrador com a pessoa relacionada	Tipo de pessoa relacionada
Cargo/Função

Exercício Social 31/12/2018 Administrador do Emissor
CONSTANTINO DE OLIVEIRA JUNIOR Membro efetivo do Conselho de Administração.	417.942.901-25	Controle	Controlador Indireto
Pessoa Relacionada
GOL Linhas Aéreas S.A. Membro efetivo do Conselho de Administração.	07.575.651/0001-59
Observação
Os nossos Administradores são também os administradores das controladas
Administrador do Emissor
JOAQUIM CONSTANTINO NETO Membro efetivo do Conselho de Administração.	084.864.028-40	Controle	Controlador Indireto
Pessoa Relacionada
GOL Linhas Aéreas S.A. Membro efetivo do Conselho de Administração.	07.575.651/0001-59
Observação
Os nossos Administradores são também os administradores das controladas
Administrador do Emissor
RICARDO CONSTANTINO Membro efetivo do Conselho de Administração.	546.988.806-10	Controle	Controlador Indireto
Pessoa Relacionada
GOL Linhas Aéreas S.A. Membro efetivo do Conselho de Administração	07.575.651/0001-59
Observação
Os nossos Administradores são também os administradores das controladas.

Identificação	CPF/CNPJ	Tipo de relação do Administrador com a pessoa relacionada	Tipo de pessoa relacionada
Cargo/Função

Administrador do Emissor
CONSTANTINO DE OLIVEIRA JUNIOR Membro efetivo do Conselho de Administração.	417.942.901-25	Controle	Controlador Indireto
Pessoa Relacionada
Smiles Fidelidade S.A. Membro efetivo do Conselho de Administração.	15.912.764/0001-20
Observação

O Sr. Constantino de Oliveira Junior possui relação de controle e de prestação de serviço com a sociedade controlada Smiles Fidelidade S.A., onde é acionista controlador indireto da Companhia e membro do Conselho de Administração.

Administrador do Emissor
JOAQUIM CONSTANTINO NETO Membro efetivo do Conselho de Administração.	084.864.028-40	Controle	Controlador Indireto
Pessoa Relacionada
Smiles Fidelidade S.A. Membro efetivo do Conselho de Administração.	15.912.764/0001-20
Observação

O Sr. Joaquim Constantino Neto possui relação de controle e de prestação de serviço com a sociedade controlada Smiles Fidelidade S.A., onde é acionista controlador indireto da Companhia e membro do Conselho de Administração.

Administrador do Emissor
RICARDO CONSTANTINO Membro efetivo do Conselho de Administração.	546.988.806-10	Controle	Controlador Indireto
Pessoa Relacionada
Smiles Fidelidade S.A. Membro efetivo do Conselho de Administração	15.912.764/0001-20
Observação

O Sr. Ricardo Constantino possui relação de controle e de prestação de serviço com a sociedade controlada Smiles Fidelidade S.A., onde é acionista controlador indireto da Companhia e membro do Conselho de Administração.

Administrador do Emissor
PAULO SERGIO KAKINOFF	194.344.518-41	Prestação de serviço	Controlada Direta

Identificação	CPF/CNPJ	Tipo de relação do Administrador com a pessoa relacionada	Tipo de pessoa relacionada
Cargo/Função

Diretor-Presidente Pessoa Relacionada GOL Linhas Aéreas S.A. Diretor-Presidente	07.575.651/0001-59
Observação
O Sr. Paulo Sergio Kakinoff possui relação de prestação de serviço com a GOL Linhas Aéreas S.A., controlada da Companhia, onde é Diretor-Presidente da Companhia.

Administrador do Emissor
EDUARDO JOSÉ BERNARDES NETO Diretores Vice-Presidente	165.610.978-66	Prestação de serviço	Controlada Direta
Pessoa Relacionada
GOL Linhas Aéreas S.A. Diretores Vice-Presidente	07.575.651/0001-59
Observação
O Sr. Eduardo José Bernardes Neto possui relação de prestação de serviço com a GOL Linhas Aéreas S.A., controlada da Companhia, onde é Diretor Vice-Presidente da Companhia.

Administrador do Emissor PAULO SERGIO KAKINOFF Diretor Presidente Pessoa Relacionada	194.344.518-41	Subordinação	Controlada Direta

Identificação	CPF/CNPJ	Tipo de relação do Administrador com a pessoa relacionada	Tipo de pessoa relacionada
Cargo/Função

GOL Finance S.A. Diretor Observação

Administrador do Emissor CONSTANTINO DE OLIVEIRA JUNIOR Presidente do Conselho de Administração Pessoa Relacionada GOL Finance S.A. Diretor	417.942.901-25	Controle	Devedor

Observação O Sr. Constantino de Oliveira Junior possui relação de controle indireto e prestação de serviço com a GOL Finance S.A.

Administrador do Emissor
CONSTANTINO DE OLIVEIRA JUNIOR Presidente do Conselho de Administração	417.942.901-25	Controle	Controlada Direta
Pessoa Relacionada
GAC Inc. Diretor	09.098.779/0001-02
Observação
O Sr. Constantino de Oliveira Junior possui relação de controle indireto e prestação de serviço com a GAC Inc.

Administrador do Emissor
CONSTANTINO DE OLIVEIRA JUNIOR Presidente do Conselho de Administração	417.942.901-25	Controle	Controlada Direta
Pessoa Relacionada
GOL Finance Diretor	12.255.721/0001-21
Observação

Identificação	CPF/CNPJ	Tipo de relação do Administrador com a pessoa relacionada	Tipo de pessoa relacionada
Cargo/Função

O Sr. Constantino de Oliveira Junior possui relação de controle indireto e prestação de serviço com a GOL Finance.

Administrador do Emissor
PAULO SERGIO KAKINOFF Diretor Presidente	194.344.518-41	Prestação de serviço	Controlada Direta
Pessoa Relacionada
GAC Inc. Diretor	09.098.779/0001-02
Observação
Administrador do Emissor
PAULO SERGIO KAKINOFF Diretor Presidente	194.344.518-41	Prestação de serviço	Controlada Direta
Pessoa Relacionada
GOL Finance Diretor	12.255.721/0001-21
Observação
Administrador do Emissor
CELSO GUIMARÃES FERRER JUNIOR Diretor Vice-Presidente	309.459.748-33	Prestação de serviço	Controlada Direta
Pessoa Relacionada
GAC Inc. Diretor	09.098.779/0001-02
Observação
Administrador do Emissor
CELSO GUIMARÃES FERRER JUNIOR	309.459.748-33	Prestação de serviço	Controlada Direta

Identificação	CPF/CNPJ	Tipo de relação do Administrador com a pessoa relacionada	Tipo de pessoa relacionada
Cargo/Função
Diretor Vice-Presidente
Pessoa Relacionada
GOL Finance Diretor	12.255.721/0001-21
Observação
Administrador do Emissor
EDUARDO JOSÉ BERNARDES NETO Diretor Vice-Presidente	165.610.978-66	Prestação de serviço	Controlada Direta
Pessoa Relacionada
GOL Finance Diretor	12.255.721/0001-21
Observação
Administrador do Emissor
EDUARDO JOSÉ BERNARDES NETO Diretor Vice-Presidente	165.610.978-66	Prestação de serviço	Controlada Direta
Pessoa Relacionada
GAC Inc. Diretor	09.098.779/0001-02
Observação
Administrador do Emissor
RICHARD FREEMAN LARK, JR. Diretores Vice-Presidente	214.996.428-73	Prestação de serviço	Controlada Direta
Pessoa Relacionada
GOL Linhas Aéreas S.A.	07.575.651/0001-59

Identificação	CPF/CNPJ	Tipo de relação do Administrador com a pessoa relacionada	Tipo de pessoa relacionada
Cargo/Função
Diretor
Observação

Administrador do Emissor
RICHARD FREEMAN LARK, JR. Diretor Vice-Presidente	214.996.428-73	Prestação de serviço	Controlada Direta
Pessoa Relacionada
GAC Inc. Diretor	09.098.779/0001-02
Observação

Administrador do Emissor
RICHARD FREEMAN LARK, JR. Diretores Vice-Presidente	214.996.428-73	Prestação de serviço	Controlada Direta
Pessoa Relacionada
GOL Finance S.A. Diretor
Observação

Administrador do Emissor
RICHARD FREEMAN LARK, JR. Diretores Vice-Presidente	214.996.428-73	Prestação de serviço	Controlada Direta
Pessoa Relacionada
GOL Finance Diretor	12.255.721/0001-21
Observação

Identificação	CPF/CNPJ	Tipo de relação do Administrador com a pessoa relacionada	Tipo de pessoa relacionada
Cargo/Função
Administrador do Emissor
CELSO GUIMARÃES FERRER JUNIOR Diretores Vice-Presidente	309.459.748-33	Prestação de serviço	Controlada Direta
Pessoa Relacionada
GOL Linhas Aéreas S.A. Diretores Vice-Presidente	07.575.651/0001-59
Observação
O Sr. Celso Guimarães Ferrer Junior possui relação de prestação de serviço com a GOL Linhas Aéreas S.A., controlada da Companhia, onde é Diretor Vice-Presidente da Companhia.

Exercício Social 31/12/2017 Administrador do Emissor
CONSTANTINO DE OLIVEIRA JUNIOR Membro efetivo do Conselho de Administração.	417.942.901-25	Controle	Controlador Indireto
Pessoa Relacionada
GOL Linhas Aéreas S.A. Membro efetivo do Conselho de Administração.	07.575.651/0001-59
Observação
Os nossos Administradores são também os administradores das controladas.

Administrador do Emissor
JOAQUIM CONSTANTINO NETO Membro efetivo do Conselho de Administração.	084.864.028-40	Controle	Controlador Indireto

Identificação	CPF/CNPJ	Tipo de relação do Administrador com a pessoa relacionada	Tipo de pessoa relacionada
Cargo/Função

Pessoa Relacionada
GOL Linhas Aéreas S.A. Membro efetivo do Conselho de Administração.	07.575.651/0001-59
Observação
Os nossos Administradores são também os administradores das controladas.

Administrador do Emissor
RICARDO CONSTANTINO Membro efetivo do Conselho de Administração.	546.988.806-10	Controle	Controlador Indireto
Pessoa Relacionada
GOL Linhas Aéreas S.A. Membro efetivo do Conselho de Administração.	07.575.651/0001-59
Observação
Os nossos Administradores são também os administradores das controladas.

Identificação	CPF/CNPJ	Tipo de relação do Administrador com a pessoa relacionada	Tipo de pessoa relacionada
Cargo/Função
Administrador do Emissor
CONSTANTINO DE OLIVEIRA JUNIOR Membro efetivo do Conselho de Administração.	417.942.901-25	Controle	Controlador Indireto
Pessoa Relacionada
Smiles Fidelidade S.A. Membro efetivo do Conselho de Administração.	15.912.764/0001-20
Observação
O Sr. Constantino de Oliveira Junior possui relação de controle e de prestação de serviço com a sociedade controlada Smiles Fidelidade S.A., onde é acionista controlador indireto da Companhia e membro do Conselho de Administração.

Administrador do Emissor
JOAQUIM CONSTANTINO NETO Membro efetivo do Conselho de Administração.	084.864.028-40	Controle	Controlador Indireto
Pessoa Relacionada
Smiles Fidelidade S.A. Membro efetivo do Conselho de Administração.	15.912.764/0001-20
Observação

O Sr. Joaquim Constantino Neto possui relação de controle e de prestação de serviço com a sociedade controlada Smiles Fidelidade S.A., onde é acionista controlador indireto da Companhia e membro do Conselho de Administração.

Identificação	CPF/CNPJ	Tipo de relação do Administrador com a pessoa relacionada	Tipo de pessoa relacionada
Cargo/Função

Administrador do Emissor
RICARDO CONSTANTINO Membro efetivo do Conselho de Administração.	546.988.806-10	Controle	Controlador Indireto
Pessoa Relacionada
Smiles Fidelidade S.A. Membro efetivo do Conselho de Administração.	15.912.764/0001-20
Observação

O Sr. Ricardo Constantino possui relação de controle e de prestação de serviço com a sociedade controlada Smiles Fidelidade S.A., onde é acionista controlador indireto da Companhia e membro do Conselho de Administração.

Administrador do Emissor
PAULO SERGIO KAKINOFF Diretor-Presidente	194.344.518-41	Prestação de serviço	Controlada Direta
Pessoa Relacionada
GOL Linhas Aéreas S.A. Diretor-Presidente	07.575.651/0001-59
Observação
O Sr. Paulo Sergio Kakinoff possui relação de prestação de serviço com a GOL Linhas Aéreas S.A., controlada da Companhia, onde é Diretor-Presidente da Companhia.

Administrador do Emissor
PAULO SERGIO KAKINOFF Diretor	194.344.518-41	Prestação de serviço	Controlada Indireta
Pessoa Relacionada
Smiles Fidelidade S.A Diretor	05.730.375/0001-20
Observação

Identificação	CPF/CNPJ	Tipo de relação do Administrador com a pessoa relacionada	Tipo de pessoa relacionada
Cargo/Função

O Sr. Paulo Sergio Kakinoff possui relação de prestação de serviço com a Smiles Fidelidade S.A., controlada da Companhia, onde é Diretor da Companhia.

Administrador do Emissor
EDUARDO JOSÉ BERNARDES NETO Diretores Vice-Presidente	165.610.978-66	Prestação de serviço	Controlada Direta
Pessoa Relacionada
GOL Linhas Aéreas S.A. Diretores Vice-Presidente	07.575.651/0001-59
Observação
O Sr. Eduardo José Bernardes Neto possui relação de prestação de serviço com a GOL Linhas Aéreas S.A., controlada da Companhia, onde é Diretor Vice-Presidente da Companhia.

Administrador do Emissor
CELSO GUIMARÃES FERRER JUNIOR Diretores Vice-Presidente	309.459.748-33	Prestação de serviço	Controlada Direta
Pessoa Relacionada
GOL Linhas Aéreas S.A. Diretores Vice-Presidente	07.575.651/0001-59
Observação
O Sr. Celso Guimarães Ferrer Junior possui relação de prestação de serviço com a GOL Linhas Aéreas S.A., controlada da Companhia, onde é Diretor Vice-Presidente da Companhia.

Administrador do Emissor PAULO SERGIO KAKINOFF Pessoa Relacionada GOL Finance S.A. Diretor Observação	194.344.518-41	Prestação de serviço	Controlada Direta Diretor Presidente

Identificação	CPF/CNPJ	Tipo de relação do Administrador com a pessoa relacionada	Tipo de pessoa relacionada
Cargo/Função
Administrador do Emissor CONSTANTINO DE OLIVEIRA JUNIOR Presidente do Conselho de Administração	417.942.901-25	Controle	Devedor
Pessoa Relacionada
GOL Finance S.A. Diretor
Observação
O Sr. Constantino de Oliveira Junior possui relação de controle indireto e prestação de serviço com a GOL Finance S.A.

Administrador do Emissor
CONSTANTINO DE OLIVEIRA JUNIOR Presidente do Conselho de Administração	417.942.901-25	Controle	Controlada Direta
Pessoa Relacionada
GAC Inc. Diretor	09.098.779/0001-02
Observação
O Sr. Constantino de Oliveira Junior possui relação de controle indireto e prestação de serviço com a GAC Inc.

Administrador do Emissor
CONSTANTINO DE OLIVEIRA JUNIOR Presidente do Conselho de Administração	417.942.901-25	Controle	Controlada Direta
Pessoa Relacionada
GOL Finance Diretor	12.255.721/0001-21
Observação
O Sr. Constantino de Oliveira Junior possui relação de controle indireto e prestação de serviço com a GOL Finance.

Administrador do Emissor

Identificação	CPF/CNPJ	Tipo de relação do Administrador com a pessoa relacionada	Tipo de pessoa relacionada
Cargo/Função

PAULO SERGIO KAKINOFF Diretor Presidente	194.344.518-41	Prestação de serviço	Controlada Direta

Pessoa Relacionada
GAC Inc. Diretor	09.098.779/0001-02
Observação

Administrador do Emissor
PAULO SERGIO KAKINOFF Diretor Presidente	194.344.518-41	Prestação de serviço	Controlada Direta
Pessoa Relacionada
GOL Finance Diretor	12.255.721/0001-21
Observação

Administrador do Emissor
CELSO GUIMARÃES FERRER JUNIOR Diretor Vice-Presidente	309.459.748-33	Prestação de serviço	Controlada Direta
Pessoa Relacionada
GAC Inc. Diretor	09.098.779/0001-02
Observação

Administrador do Emissor
CELSO GUIMARÃES FERRER JUNIOR Diretor Vice-Presidente	309.459.748-33	Prestação de serviço	Controlada Direta
Pessoa Relacionada
GOL Finance Diretor	12.255.721/0001-21

Identificação	CPF/CNPJ	Tipo de relação do Administrador com a pessoa relacionada	Tipo de pessoa relacionada
Cargo/Função

Observação

Administrador do Emissor
EDUARDO JOSÉ BERNARDES NETO Diretor Vice-Presidente	165.610.978-66	Prestação de serviço	Controlada Direta
Pessoa Relacionada
GOL Finance Diretor	12.255.721/0001-21
Observação

Administrador do Emissor
EDUARDO JOSÉ BERNARDES NETO Diretor Vice-Presidente	165.610.978-66	Prestação de serviço	Controlada Direta
Pessoa Relacionada
GAC Inc. Diretor	09.098.779/0001-02
Observação

Exercício Social 31/12/2016 Administrador do Emissor
CONSTANTINO DE OLIVEIRA JUNIOR Membro efetivo do Conselho de Administração	417.942.901-25	Controle	Controlador Indireto
Pessoa Relacionada
GOL Linhas Aéreas S.A. Membro efetivo do Conselho de Administração	07.575.651/0001-59
Observação

Identificação	CPF/CNPJ	Tipo de relação do Administrador com a pessoa relacionada	Tipo de pessoa relacionada
Cargo/Função
Os nossos administradores são também os administradores das controladas.
Administrador do Emissor
JOAQUIM CONSTANTINO NETO Membro efetivo do Conselho de Administração	084.864.028-40	Controle	Controlador Indireto
Pessoa Relacionada
GOL Linhas Aéreas S.A. Membro efetivo do Conselho de Administração	07.575.651/0001-59
Observação
Os nossos administradores são também os administradores das controladas.
Administrador do Emissor
RICARDO CONSTANTINO Membro Efetivo do Conselho de Administração	546.988.806-10	Controle	Controlador Indireto
Pessoa Relacionada
GOL Linhas Aéreas S.A. Membro Efetivo do Conselho de Administração	07.575.651/0001-59
Observação
Os nossos administradores são também os administradores das controladas.
Administrador do Emissor
PAULO SERGIO KAKINOFF Diretor-Presidente	194.344.518-41	Prestação de serviço	Controlada Direta
Pessoa Relacionada
GOL Linhas Aéreas S.A. Diretor-Presidente	07.575.651/0001-59
Observação
O Sr. Paulo Sergio Kakinoff possui relação de prestação de serviço com a GOL Linhas Aéreas S.A., controlada da Companhia, onde é Diretor-Presidente da Companhia.

Administrador do Emissor

Identificação	CPF/CNPJ	Tipo de relação do Administrador com a pessoa relacionada	Tipo de pessoa relacionada
Cargo/Função
EDUARDO JOSÉ BERNARDES NETO Diretores Vice-Presidente	165.610.978-66	Prestação de serviço	Controlada Direta
Pessoa Relacionada
GOL Linhas Aéreas S.A. Diretores Vice-Presidente	07.575.651/0001-59
Observação
O Sr. Eduardo José Bernardes Neto possui relação de prestação de serviço com a GOL Linhas Aéreas S.A., controlada da Companhia, onde é Diretor Vice-Presidente da Companhia.

Administrador do Emissor
CELSO GUIMARÃES FERRER JUNIOR Diretores Vice-Presidente	309.459.748-33	Prestação de serviço	Controlada Direta
Pessoa Relacionada
GOL Linhas Aéreas S.A. Diretores Vice-Presidente	07.575.651/0001-59
Observação
O Sr. Celso Guimarães Ferrer Junior possui relação de prestação de serviço com a GOL Linhas Aéreas S.A., controlada da Companhia, onde é Diretor Vice-Presidente da Companhia.
Administrador do Emissor
CONSTANTINO DE OLIVEIRA JUNIOR Acionista controlador indireto	417.942.901-25	Controle	Controlador Indireto
Pessoa Relacionada
Smiles Fidelidade S.A. Acionista controlador indireto	05.730.375/0001-20
Observação
O Sr. Constantino de Oliveira Junior possui relação de controle com a sociedade controlada Smiles Fidelidade S.A., onde é acionista controlador indireto da Companhia.

Administrador do Emissor JOAQUIM CONSTANTINO NETO Acionista controlador indireto	084.864.028-40	Controle	Controlador Indireto

Identificação	CPF/CNPJ	Tipo de relação do Administrador com a pessoa relacionada	Tipo de pessoa relacionada
Cargo/Função

Pessoa Relacionada Smiles Fidelidade S.A. Acionista controlador indireto Observação	05.730.375/0001-20
O Sr. Joaquim Constantino Neto possui relação de controle com a sociedade controlada Smiles Fidelidade S.A., onde é acionista controlador indireto da Companhia.

Administrador do Emissor
RICARDO CONSTANTINO Acionistas controladores indiretos	546.988.806-10	Controle	Controlador Indireto
Pessoa Relacionada
Smiles Fidelidade S.A. Acionistas controladores indiretos	05.730.375/0001-20
Observação
O Sr. Ricardo Constantino possui relação de controle com a sociedade controlada Smiles Fidelidade S.A., onde é acionista controlador indireto da Companhia.
Administrador do Emissor
PAULO SERGIO KAKINOFF Diretor	194.344.518-41	Prestação de serviço	Controlada Indireta
Pessoa Relacionada
Smiles Fidelidade S.A. Diretor	05.730.375/0001-20
Observação
O Sr. Paulo Sergio Kakinoff possui relação de prestação de serviço com a Smiles Fidelidade S.A., controlada da Companhia, onde é Diretor da Companhia.

Administrador do Emissor
CONSTANTINO DE OLIVEIRA JUNIOR Membro efetivo do Conselho de Administração	417.942.901-25	Controle	Controlador Indireto
Pessoa Relacionada
Smiles Fidelidade S.A.	15.912.764/0001-20

Identificação	CPF/CNPJ	Tipo de relação do Administrador com a pessoa relacionada	Tipo de pessoa relacionada
Cargo/Função

Membro efetivo do Conselho de Administração

Observação

O Sr. Constantino de Oliveira Junior possui relação de controle e de prestação de serviço com a sociedade controlada Smiles Fidelidade S.A., onde é acionista controlador indireto da Companhia e membro do Conselho de Administração.

Administrador do Emissor
JOAQUIM CONSTANTINO NETO Membro efetivo do Conselho de Administração	084.864.028-40	Controle	Controlador Indireto
Pessoa Relacionada
Smiles Fidelidade S.A. Membro efetivo do Conselho de Administração	15.912.764/0001-20
Observação

O Sr. Joaquim Constantino Neto possui relação de controle e de prestação de serviço com a sociedade controlada Smiles Fidelidade S.A., onde é acionista controlador indireto da Companhia e membro do Conselho de Administração.

Administrador do Emissor
RICARDO CONSTANTINO Membro efetivo do Conselho de Administração	546.988.806-10	Controle	Controlador Indireto
Pessoa Relacionada
Smiles Fidelidade S.A. Membro efetivo do Conselho de Administração	15.912.764/0001-20
Observação

O Sr. Ricardo Constantino possui relação de controle e de prestação de serviço com a sociedade controlada Smiles Fidelidade S.A., onde é acionista controlador indireto da Companhia e membro do Conselho de Administração.

Administrador do Emissor
PAULO SERGIO KAKINOFF Diretor-Presidente	194.344.518-41	Prestação de serviço	Controlada Direta
Pessoa Relacionada
GAC Inc.	09.098.779/0001-02

3.5.      REMUNERAÇÃO DOS ADMINISTRADORES (ITEM 13 DO FORMULÁRIO DE REFERÊNCIA)

13.1      DESCRIÇÃO DA POLÍTICA OU PRÁTICA DE REMUNERAÇÃO, INCLUSIVE DA DIRETORIA NÃO ESTATUTÁRIA

a.   objetivos da política ou prática de remuneração, informando se a política de remuneração foi formalmente aprovada, órgão responsável por sua aprovação, data da aprovação e, caso o emissor divulgue a política, locais na rede mundial de computadores onde o documento pode ser consultado

A política de remuneração visa estimular e promover o alinhamento dos objetivos dos nossos administradores e colaboradores, em busca constante e permanente de maior produtividade e eficiência, mantendo a competitividade no mercado em que atuamos. Por conter informações confidencais em temas relacionados à remuneração, o acesso ao documento é restrito a área de Gente e Cultura da GOL.

A estratégia de remuneração enfatiza nossa determinação em atrair e reter colaboradores talentosos e foi construída para garantir a competitividade dos níveis de remuneração praticados, de forma economicamente viável. O pacote de remuneração inclui salários competitivosprogramas de participação nos resultados, programa de bônus e incentivo de longo prazo para os níveis executivos.

Possuímos um Comitê de Governança Corporativa e Pessoas, que é responsável pela coordenação, implementação e revisão periódica das melhores práticas da governança corporativa, por monitorar e manter nosso Conselho de Administração informado sobre as melhores práticas de mercado e acerca da regulamentação aplicável a tais práticas além de eventuais alterações.

Nossos programas anuais de participação nos resultados são negociados entre a companhia e sindicatos da categoria, em benefício tanto dos colaboradores sindicalizados como dos colaboradores não sindicalizados. No contexto dos referidos programas, uma parcela do montante dos resultados sujeito à distribuição está relacionada ao cumprimento de nossas metas corporativas e para os níveis de Coordenação e acima consideramos também as metas individuais.

O Programa de Incentivo de Longo Prazo é composto pelo Plano de Opção de Compra de Ações e Plano de Ações Restritas, e abrange todo o nível executivo da Companhia.

Especificamente com relação à remuneração dos administradores, de acordo com a Lei das Sociedades por Ações, é responsabilidade dos acionistas fixar anualmente, em Assembleia Geral, o montante global ou individual da remuneração dos membros do Conselho de Administração e da Diretoria. Nosso Estatuto Social determina que cabe à Assembleia Geral fixar a remuneração global anual dos administradores e ao Conselho de Administração, realizar a distribuição dos valores aos seus membros e aos membros da Diretoria.

b.   Composição da remuneração

(i) Elementos da remuneração e os objetivos de cada um:

Conselho de Administração: Os Conselheiros Independentes, Conselheiros Acionistas e o Presidente do Conselho recebem uma remuneração fixa mensal. Além disso, concedemos um pacote de passagens aéreas em trechos operados pela GOL. Não há programa de remuneração variável para este nível.

Comitês: Possuímos cinco Comitês de Gestão, sendo quatro deles de funcionamento permanente, que assessoram e apoiam nosso Conselho de Administração. Possuímos também um Subcomitê de Políticas Contábeis, Tributárias e Demonstrações Financeiras, que é subordinado ao Comitê de Auditoria Estatutário e ao Conselho de Administração da Companhia. Os membros dos Comitês e do Subcomitê fazem jus a uma remuneração por reunião realizada. Os membros do Conselho de Administração que participam de nossos Comitês   fazem jus a uma remuneração adicional, por participação.

Conselho Fiscal: Os Conselheiros Fiscais recebem uma remuneração fixa mensal. Além disso, concedemos um pacote de passagens aéreas em trechos operados pela GOL. Não há programa de remuneração variável para este nível. Este órgão foi instituído em abril/2018.

Diretoria Estatutária: A política de remuneração da Diretoria é composta de:

•       Salário base mensal, composto por treze remunerações mensais ao ano;

Pacote de benefícios que inclui seguro de vida, refeições, assistência médica, check-up médico, concessão de veículo a cada 36 meses, Vale Combustível, passagens aéreas em trechos por nós operados e descontos na compra de milhas do programa Smiles;

•       Remuneração variável de curto prazo constituídade acordo com o atingimento dos resultados globais (EBIT), metas corporativas e individuais, são pagos anualmente por meio do Programa de Participação nos Lucros e Resultados, nos termos da Lei n.º 10.101, de 19 de dezembro de 2000 (“PPR”), ou bônus de acordo com a deliberação prévia da Administração.

•       Programa de Incentivo de longo prazo concedido anualmente por meio do Plano de Opções de Compra de Ações e do Plano de Ações Restritas da Companhia, aprovados pela Assembleia Geral Extraordinária na data de 19 de outubro de 2012, (“Plano de Opções” e “Plano de Ações Restritas”), cuja distribuição é atribuída em função de indicadores de nossos resultados corporativos, nível de cargo e avaliação de desempenho individual.

Nossa remuneração variável de curto prazo define alvos de múltiplos salariais mensais atribuídos em função de indicadores de resultados individuais dos Diretores da Companhia e resultados corporativos, sendo paga por meio de PPR e/ou de Bônus, conforme definição da administração.

A remuneração fixa dos Diretores Estatutários e não Estatutários é definida utilizando-se como referência a mediana salarial de mercado obtida mediante pesquisa anual efetuada por consultoria especializada, respeitando a valorização salarial progressiva para os casos de aproveitamento interno (promoções) e novas propostas de contratação externas

A remuneração variável de curto e longo prazo, respectivamente o PPR, Bônus e o Plano de Ações visam incentivar os administradores e colaboradores a contribuir substancialmente para o nosso sucesso.

Diretoria Não Estatutária: A política de remuneração dos diretores não estatutários é composta de:

•      Salário base mensal, composto por treze remunerações mensais ao ano;

•      Pacote de benefícios que inclui seguro de vida, refeições, assistência médica, check-up médico e descontos de passagens aéreas em trechos por nós operados, descontos na compra de milhas do programa Smiles;

•      Remuneração variável de curto prazo constituída de acordo com o atingimento dos resultados global (EBIT), metas corporativas e individuais, paga anualmente por meio do Programa de Participação nos Lucros e Resultados, nos termos da Lei n.º 10.101, de 19 de dezembro de 2000 (“PPR”), ou bônus, conforme deliberação da Administração.

•      Programa de Incentivo de longo prazo concedido anualmente por meio do Plano de Opções de Compra de Ações e do Plano de Ações Restritas da Companhia, aprovados pela Assembleia Geral Extraordinária na data de 19 de outubro de 2012, (“Plano de Opções” e “Plano de Ações Restritas”), cuja distribuição é atribuída em função de indicadores de nossos resultados corporativos, nível de cargo e avaliação de desempenho individual.

Nossa remuneração variável de curto prazo define potenciais de múltiplos de salário mensal atribuídos em função de indicadores de resultados individuais dos Diretores da Companhia e resultados corporativos, sendo paga por meio de PPR e/ou de Bônus, conforme definição da administração.  Nosso Conselho de Administração poderá, em casos excepcionais e justificados, converter o valor a ser pago em um número equivalente de ações hipotéticas, com base na cotação da ação na data de definição do valor a ser pago, sendo efetivamente pago o valor equivalente à cotação de tais ações na data do pagamento do PPR ou Bônus.  Esta opção permite acentuar o alinhamento entre os nossos interesses e dos nossos Diretores.

(ii) proporção de cada elemento na remuneração total:

As proporções médias de cada elemento da remuneração no ano de 2019 encontram-se na tabela abaixo, considerando nossa política de remuneração em vigor.

2019	Salário e Pró-labore	Benefícios	Honorários e Participação em Comitês	Remuneração Variável de curto prazo (PPR)	Remuneração baseada em ações	Encargos	Total
Conselho de Administração	0,00%	13,85%	81,10%	0,00%	0,00%	5,05%	100,00%
Conselho Fiscal	0,00%	9,44%	77,09%	0,00%	0,00%	13,47%	100,00%
Comitês	0,00%	21,00%	70,68%	0,00%	0,00%	8,32%	100,00%
Diretoria Estatutária	20,72%	4,11%	0,00%	17,95%	44,11%	13,11%	100,00%
Diretoria não Estatutária	29,30%	7,08%	0,00%	11,63%	34,26%	17,73%	100,00%

(iii) metodologia de cálculo e de reajuste de cada um dos elementos da remuneração:

A remuneração dos membros do Conselho de Administração e Diretoria Estatutária é reavaliada anualmente e submetida à aprovação da Assembleia Geral.

No caso dos Diretores Estatutários e Não Estatutários, a remuneração fixa mensal é corrigida em função de acordo coletivo definido com o Sindicato e, eventualmente, poderá ocorrer aumento no âmbito de política salarial, definida por nós, por mérito.

No que tange as políticas de remuneração variável de curto prazo, o cálculo da remuneração para 2019 foi baseado no cumprimento de metas financeiras e operacionais. Para o exercício de 2020, o pagamento de remuneração variável de curto prazo também está sujeito ao cumprimento de metas financeiras e operacionais estabelecidas pela administração da Companhia.

No que concerne à remuneração de longo prazo, o Plano de Opções e o Plano de Ações Restritas são administrados pelo Comitê de Governança Corporativa e Pessoas e pelo Conselho de Administração, conforme diretrizes do Plano.

O Comitê de Governança Corporativa e Pessoas determina anualmente o preço de exercício da opção de compra de ações a cada outorga, observando a metodologia de cálculo disposta pelo Plano de Opções vigente. O Plano atual determina que o preço deve ser: (a) igual ao preço médio ponderado por volume das ações da mesma espécie registrado nos 60 (sessenta) pregões anteriores à data de outorga, ou (b) fixado pelo Conselho de Administração, tendo por referência a nossa perspectiva de rentabilidade, o valor do patrimônio líquido por ação, ou o Valor de Mercado, admitido o ágio ou deságio em função das condições de mercado.

A descrição contida no presente formulário refere-se aos nossos Planos de Opções e de Ações Restritas vigentes.

De maneira geral, para garantir as melhores práticas de mercado, realizamos anualmente pesquisas salariais conduzidas por consultorias especializadas a fim de manter nossa estratégia de remuneração alinhada com os nossos objetivos e de nossos colaboradores, mantendo-nos competitivos.

No que se refere aos benefícios, realizamos uma constante revisão das práticas de mercado e periodicamente, conforme adequado, efetuamos ajustes para alinhar a competitividade.

(iv) razões que justificam a composição da remuneração:

Nossa estratégia de remuneração visa compor elementos de curto, médio e longo prazo, que garantam alinhamento com os nossos objetivos, de nossos colaboradores e administradores, mantendo-a competitiva frente ao mercado, atraente para reter os melhores executivos e remunerar os colaboradores conforme as responsabilidades atribuídas aos respectivos cargos. Dessa forma, nossa estratégia de remuneração visa posicionar a remuneração fixa dos nossos executivos em 90% (noventa por cento) da mediana salarial de mercado, o diferencial se dá por meio da remuneração variável de curto e longo prazo, as quais estão atreladas ao nosso desempenho corporativo e individuais, que podem alavancar ainda mais os ganhos.

c.          principais indicadores de desempenho que são levados em consideração na determinação de cada elemento da remuneração:

Para a parcela fixa da remuneração são consideradas pesquisas salariais conduzidas por consultorias especializadas e indicadores de desempenho individuais e coletivos, atrelados ao nível da responsabilidade da função exercida. Adicionalmente, é considerada a qualificação profissional para o exercício da função.

Para os programas de remuneração variável, os indicadores de desempenho são levados em consideração, tais como avaliações de desempenho individuais e o atingimento de metas corporativas. Utilizamos um conjunto de indicadores financeiros e operacionais para determinação da remuneração variável, que foram: EBIT, CASK Ex-Fuel, Segurança Operacional (NODSO), índice de Satisfação do Cliente e Avaliação de Desempenho Individual.

d.                   como a remuneração é estruturada para refletir a evolução dos indicadores de desempenho

A remuneração variável de curto prazo é condicionada e determinada com base no atingimento de um conjunto de indicadores corporativos, EBIT, CASK Ex-Fuel, Segurança Operacional (NODSO), índice de Satisfação do Cliente e outros indicadores individuais estabelecidos para o exercício. Dessa forma, o valor global da remuneração variável de curto prazo é estruturado e afetado pelo alcance destes indicadores.

O plano de incentivo de longo prazo, consistente no Plano de Opções de Ações e Ações Restritas e é atrelado à valorização das ações, a nossa perspectiva de rentabilidade, o valor do patrimônio líquido por ação, ou o valor de mercado das ações, admitido o ágio ou deságio em função das condições de mercado no longo prazo.

e.      como a política ou prática de remuneração se alinha aos interesses da Companhia de curto, médio e longo prazo.

Visamos manter a remuneração dos nossos profissionais sempre competitiva frente ao mercado de comparação, a fim de atrair e reter talentos que permitam atingir seus objetivos estratégicos de curto, médio e longo prazo. Nesse sentido, nossa estratégia de remuneração reflete mecanismos que estimulem a permanência dos nossos profissionais na organização.

De acordo com essa estratégia de remuneração, há um equilíbrio entre remuneração de curto prazo, com base em indicadores de desempenho em bases anuais, e de médio e longo prazos (Plano de Opções de Ações e de Ações Restritas) alinhados com os nossos interesses de médio e longo prazo.

Estimulamos, dessa forma, os colaboradores a atingir e superar as metas anuais que estão vinculadas à remuneração variável de curto prazo e a tomar medidas de médio e longo prazos que possam nos gerar valor e que serão, consequentemente, refletidas na valorização das nossas ações no mercado, estando, portanto, associadas aos Planos de Opções de Ações e Ações Restritas.

f.   existência de remuneração suportada por subsidiárias, controladas ou controladores diretos ou indiretos

A nossa diretoria estatutária e não estatutária possui um pacote de remuneração compreendida em: remuneração fixa anual, remuneração variável de curto prazo e remuneração baseada em ações. A remuneração é suportada pela Companhia e sua controlada GOL Linhas Aéreas S.A. Nenhum outro órgão da Administração da Companhia recebe remuneração suportada por controladas ou controladores diretos ou indiretos.

g.   existência de qualquer remuneração ou benefício vinculado à ocorrência de determinado evento societário, tal como a alienação do controle societário da Companhia.

Não existem quaisquer remunerações ou benefícios vinculados à ocorrência de qualquer evento societário nos envolvendo, tais como alienação do controle societário, e/ou à efetivação de parcerias estratégicas.

Com relação ao Plano de Opções de Ações e ao Plano de Ações Restritas, nas hipóteses de ocorrência de incorporação, fusão, cisão ou reorganização da Companhia, na qual não sejamos a companhia remanescente, ou a venda de substancialmente todos os nossos ativos, ou ainda em caso de transferência de controle, o Plano terminará e qualquer opção até então outorgada ou ação restrita a ser concedida extinguir-se-á, exceto se previsto diversamente nos documentos deliberativos da reorganização.

h.    práticas e procedimentos adotados pelo conselho de administração para definir a remuneração individual do conselho de administração e da diretoria, indicando:

       i.                os órgãos e comitês do emissor que participam do processo decisório, identificando de que forma participam.

A Diretoria Executiva de Gente e Cultura elabora as propostas de remuneração individual com base em pesquisas de mercado e submete para apreciação do Comitê de Governança Corporativa e Pessoas, que é o órgão responsável por aprovar e direcionar ao Conselho de Administração.

       ii.             critérios e metodologia utilizada para a fixação da remuneração individual, indicando se há a utilização de estudos para a verificação das práticas de mercado, e, em caso positivo, os critérios de comparação e a abrangência desses estudos

A remuneração individual é definida com base em pesquisas de mercado, conduzidas por consultorias especializadas, os dados são obtidos através de um conjunto de empresas com estrtura organizacional e porte similar ao da GOL. A mediana de mercado da é utilizada como comparativo para a elaboração das propostas.

     iii.             com que frequência e de que forma o conselho de administração avalia a adequação da política de remuneração do emissor

A avaliação e revisão da remuneração é efetuada anualmente, com base no resultado das pesquisas de mercado, pelo Comitê de Governança Corporativa e Pessoas e posteriormente apreciadas pelos membros do Conselho de Administração em reuniões especificas para o tema.

13.2  REMUNERAÇÃO TOTAL DO CONSELHO DE ADMINISTRAÇÃO, DIRETORIA ESTATUTÁRIA E CONSELHO FISCAL

2020	Conselho de Administração	Diretoria Estatutária	Conselho Fiscal	Total
Número de membros	8	4	3	15
Número de membros remunerados	6	4	3	13
Remuneração fixa anual (em R$)	4.896.620,59	12.426.219,61	553.348,80	17.876.189,00
Salário ou pró-labore	3.265.563,08	5.285.121,96	396.000,00	8.946.685,04
Benefícios diretos ou indiretos	625.190,40	1.113.224,98	78.148,80	1.816.564,18
Remuneração ou participação em comitês	765.806,85	-	-	765.806,85
Outros:	240.060,26	6.027.872,67	79.200,00	6.347.132,93
Remuneração variável	0,00	6.244.629,31	0,00	6.244.629,31
Bônus				0,00
Participação nos resultados		6.244.629,31		6.244.629,31
Remuneração por participação em reuniões				0,00
Comissões				0,00
Outros				0,00
Benefícios pós-emprego				0,00
Benefícios motivados pela cessação do exercício do cargo				0,00
Remuneração baseada em ações		4.622.134,03		4.622.134,03
Valor da remuneração	4.896.620,59	23.292.982,96	553.348,80	28.742.952,34
2019	Conselho de Administração	Diretoria Estatutária	Conselho Fiscal	Total
Número de membros	8,75	4,17	3	15,92
Número de membros remunerados	6	4,17	3	13,17
Remuneração fixa anual (em R$)	3.862.739,09	10.106.486,99	513.681,20	14.482.907,27
Salário ou pró-labore	2.541.563,08	5.519.895,18	396.000,00	8.457.458,26
Benefícios diretos ou indiretos	587.201,40	1.094.339,06	48.481,20	1.730.021,66
Remuneração ou participação em comitês	515.114,35	-	-	515.114,35
Outros:	218.860,26	3.492.252,75	69.200,00	3.780.313,00
Remuneração variável	0,00	4.780.053,71	0,00	4.780.053,71
Bônus				0,00
Participação nos resultados		4.780.053,71		4.780.053,71
Remuneração por participação em reuniões				0,00
Comissões				0,00
Outros				0,00
Benefícios pós-emprego				0,00
Benefícios motivados pela cessação do exercício do cargo				0,00
Remuneração baseada em ações		11.748.180,81		11.748.180,81
Valor da remuneração	3.862.739,09	26.634.721,50	513.681,20	31.011.141,79
2018	Conselho de Administração	Diretoria Estatutária	Conselho Fiscal	Total
Número de membros	9	5	3	17
Número de membros remunerados	6	5	3	14
Remuneração fixa anual (em R$)	4.304.028,30	11.354.035,57	330.583,24	15.988.647,10
Salário ou pró-labore	2.964.563,08	6.405.338,75	264.621,03	9.634.522,86
Benefícios diretos ou indiretos	343.122,00	1.430.539,50	13.038,00	1.786.699,50
Remuneração ou participação em comitês	776.082,96	0,00	0,00	776.082,96
Outros:	220.260,26	3.518.157,32	52.924,21	3.791.341,78
Remuneração variável	0,00	6.251.774,02	0,00	6.251.774,02
Bônus				0,00
Participação nos resultados		6.251.774,02		6.251.774,02
Remuneração por participação em reuniões				0,00
Comissões				0,00
Outros				0,00
Benefícios pós-emprego				0,00
Benefícios motivados pela cessação do exercício do cargo				0,00
Remuneração baseada em ações		5.207.742,35		5.207.742,35
Valor da remuneração	4.304.028,30	22.813.551,94	330.583,24	27.448.163,47
2017	Conselho de Administração	Diretoria Estatutária	Conselho Fiscal	Total
Número de membros	9	5	N/A	14
Número de membros remunerados	6	5	N/A	11
Remuneração fixa anual (em R$)	2.401.458,99	7.885.850,25	N/A	10.287.309,24
Salário ou pró-labore	1.743.406,71	6.373.289,48	N/A	8.116.696,19
Benefícios diretos ou indiretos	215.806,40	124.582,86	N/A	340.389,26
Remuneração ou participação em comitês	294.562,70	0,00	N/A	294.562,70
Outros:	147.683,18	1.387.977,91	N/A	1.535.661,09
Remuneração variável	0,00	5.199.473,89	N/A	5.199.473,89
Bônus			N/A	0,00
Participação nos resultados		5.199.473,89	N/A	5.199.473,89
Remuneração por participação em reuniões			N/A	0,00
Comissões			N/A	0,00
Outros			N/A	0,00
Benefícios pós-emprego			N/A	0,00
Benefícios motivados pela cessação do exercício do cargo			N/A	0,00
Remuneração baseada em ações		5.392.750,00	N/A	5.392.750,00
Valor da remuneração	2.401.458,99	18.478.074,14	N/A	20.879.533,14

O número de membros de cada órgão corresponde à média anual do número de membros de cada órgão apurado mensalmente.

Conselho Fiscal instituído em abril de 2018.

* Considerando a reoneração da folha de pagamento conforme legislação e incidência de encargos trabalhistas e fiscais sobre a transferência das ações restritas outorgadas em abril/2017.

Em 2019 houve a renúncia de um Conselheiro, um Vice-Presidente e um Conselheiro Fiscal, que onde foi eleito outro membro para seu lugar.

13.3   REMUNERAÇÃO VARIÁVEL DO CONSELHO DE ADMINISTRAÇÃO, DIRETORIA ESTATUTÁRIA E CONSELHO FISCAL

2017	Conselho de Administração	Diretoria Estatutária	Conselho Fiscal	Total
Número de membros	9	5	N/A	14
Bônus (em R$)	N/A	N/A	N/A	N/A
Valor mínimo previsto no plano de remuneração	N/A	N/A	N/A	N/A
Valor máximo previsto no plano de remuneração	N/A	N/A	N/A	N/A
Valor previsto no plano de remuneração, caso as metas estabelecidas fossem atingidas	N/A	N/A	N/A	N/A
Valor efetivamente reconhecido no resultado	N/A	N/A	N/A	N/A
Participação no resultado (em R$)	N/A	5.199.473,89	N/A	5.199.473,89
Valor mínimo previsto no plano de remuneração	N/A	N/A	N/A	N/A
Valor máximo previsto no plano de remuneração	N/A	6.193.411,68	N/A	6.193.411,68
Valor previsto no plano de remuneração, caso as metas estabelecidas fossem atingidas	N/A	6.193.411,68	N/A	6.193.411,68
Valor efetivamente reconhecido no resultado	N/A	5.199.473,89	N/A	5.199.473,89

2018	Conselho de Administração	Diretoria Estatutária	Conselho Fiscal	Total
Número de membros	9	5	3	17
Bônus (em R$)	N/A	N/A	N/A	N/A
Valor mínimo previsto no plano de remuneração	N/A	N/A	N/A	N/A
Valor máximo previsto no plano de remuneração **	N/A	N/A	N/A	N/A
Valor previsto no plano de remuneração, caso as metas estabelecidas fossem atingidas	N/A	N/A	N/A	N/A
Valor efetivamente reconhecido no resultado	N/A	N/A	N/A	N/A
Participação no resultado (em R$)	N/A	6.251.774,02	N/A	6.251.774,02
Valor mínimo previsto no plano de remuneração	N/A	N/A	N/A	N/A
Valor máximo previsto no plano de remuneração	N/A	12.787.288,11	N/A	12.787.288,11
Valor previsto no plano de remuneração, caso as metas estabelecidas fossem atingidas	N/A	10.229.830,49	N/A	10.229.830,49
Valor efetivamente reconhecido no resultado	N/A	6.251.774,02	N/A	6.251.774,02

2019	Conselho de Administração	Diretoria Estatutária	Conselho Fiscal	Total
Número de membros	8,75	4,17	3	15,92
Bônus (em R$)	N/A	N/A	N/A	N/A
Valor mínimo previsto no plano de remuneração	N/A	N/A	N/A	N/A
Valor máximo previsto no plano de remuneração **	N/A	N/A	N/A	N/A
Valor previsto no plano de remuneração, caso as metas estabelecidas fossem atingidas	N/A	N/A	N/A	N/A
Valor efetivamente reconhecido no resultado	N/A	N/A	N/A	N/A
Participação no resultado (em R$)	N/A	4.780.053,71	N/A	N/A
Valor mínimo previsto no plano de remuneração	N/A	N/A	N/A	N/A
Valor máximo previsto no plano de remuneração	N/A	11.983.716,73	N/A	11.983.716,73
Valor previsto no plano de remuneração, caso as metas estabelecidas fossem atingidas	N/A	9.586.973,39	N/A	9.586.973,39
Valor efetivamente reconhecido no resultado	N/A	4.780.053,71	N/A	4.780.053,71
2020	Conselho de Administração	Diretoria Estatutária	Conselho Fiscal	Total
Número de membros	8	4	3	15
Bônus (em R$)	N/A	N/A	N/A	N/A
Valor mínimo previsto no plano de remuneração	N/A	N/A	N/A	N/A
Valor máximo previsto no plano de remuneração **	N/A	N/A	N/A	N/A
Valor previsto no plano de remuneração, caso as metas estabelecidas fossem atingidas	N/A	N/A	N/A	N/A
Valor efetivamente reconhecido no resultado	N/A	N/A	N/A	N/A
Participação no resultado (em R$)	N/A	N/A	N/A	N/A
Valor mínimo previsto no plano de remuneração	N/A	N/A	N/A	N/A
Valor máximo previsto no plano de remuneração	N/A	7.805.786,64	N/A	7.805.786,64
Valor previsto no plano de remuneração, caso as metas estabelecidas fossem atingidas	N/A	6.244.629,31	N/A	6.244.629,31
Valor efetivamente reconhecido no resultado	N/A	N/A	N/A	N/A

** A remuneração variável está condicionada ao atingimento das metas estabelecidas, que pode representar um acréscimo de no máximo 25% do Valor Previsto, caso todas as metas sejam alcançadas. Caso não haja a superação das metas individuais, o pagamento máximo de remuneração variável não se aplica

Conselho de Administração: Os Conselheiros Independentes, Conselheiros Acionistas e o Presidente do Conselho recebem uma remuneração fixa mensal. Além disso, concedemos um pacote de passagens aéreas em trechos operados pela GOL. Não há programa de remuneração variável para este nível.

Conselho Fiscal: Conselheiros Fiscais recebem uma remuneração fixa mensal. Além disso, concedemos um pacote de passagens aéreas em trechos operados pela GOL. Não há programa de remuneração variável para este nível. Conselho Fiscal instituído em abril de 2018.

13.4   PLANO DE REMUNERAÇÃO BASEADO EM AÇÕES DO CONSELHO DE ADMINISTRAÇÃO E DIRETORIA ESTATUTÁRIA

a.                   termos e condições gerais

Em Assembleia Geral Extraordinária realizada em 19 de outubro de 2012, nossos acionistas aprovaram o Plano de Opção de Compra de Ações – Plano de Incentivo de Longo Prazo, bem como o Plano de Ações Restritas – Plano de Incentivo de Longo Prazo. Os Planos são administrados por nosso Comitê de Governança Corporativa e Pessoas e pelo Conselho de Administração e estabelecem as condições gerais de outorga de opções de compra de ações e de concessão de prêmios de nossa emissão aos indivíduos selecionados, a critério do Comitê, que estiverem exercendo os cargos de vice-presidente, diretor, ou, no caso do Plano de Ações Restritas, outros empregados de nível gerencial, nossos ou de nossas controladas; nos termos disciplinados nestes Planos. O Plano de Opção de Compra de Ações e o Plano de Ações Restritas são válidos por 10 anos, contados da data da Outorga das Opções de Compra de Ações ou Ações Restritas aos Beneficiários~~.~~

A outorga de opções de compra de ações e a concessão de prêmios aos Participantes selecionados pelo Comitê mencionado acima é efetuada anualmente, seguindo critérios de performance, atrelados ao Ciclo de Gestão, estabelecendo o número máximo total de opções e prêmios a ser concedidos aos beneficiários para cada exercício, observando o que determina o Plano de Opções de Compra de Ações e Ações Restritas, e eventuais penalidades e restrições adicionais às previstas nos referidos Planos. O Comitê de Governança Corporativa e Pessoas possui amplos poderes para tomar as medidas necessárias e adequadas à administração dos Planos. As deliberações do Comitê são definitivas e têm força vinculante relativamente às matérias relacionadas com os Planos, exceto com relação a determinadas matérias que estão sujeitas à ratificação do Conselho de Administração, como: o número total de opções e ações a serem outorgadas e concedidas em cada ano calendário.

Nos termos do que dispõem os Planos, o Comitê de Governança Corporativa e Pessoas poderá conceder tratamento diferenciado a determinados participantes, em casos justificados e sujeitos à ratificação do Conselho de Administração, e desde que não sejam afetados os princípios básicos dos Planos. O Comitê poderá também incluir novos participantes em planos já aprovados e ainda vigentes, outorgando-lhe opções ou concedendo-lhe ações que entender adequados, respeitando os limites anuais estabelecidos pelo Conselho de Administração e as demais condições previstas pelos Planos.

No exercício de sua competência, determinadas decisões do Comitê estão sujeitas à ratificação do Conselho de Administração, aos limites estabelecidos na Lei, na regulamentação aplicável, nos Planos e nas diretrizes fixadas por nossos acionistas reunidos em assembleia geral. Os casos omissos são regulados pelo Conselho, sendo consultada a Assembleia Geral dos Acionistas, quando conveniente.

b.                   Principais objetivos do Plano

O Plano de Opção de Compra de Ações e o Plano de Ações Restritas têm por objetivo permitir que os executivos eleitos como Beneficiários (“Pessoas Elegíveis”) adquiram ou recebam Ações com vistas a: (a) estimular a expansão, o êxito e a consecução dos objetivos sociais da Companhia; (b) alinhar os interesses dos acionistas da Companhia aos das Pessoas Elegíveis; e (c) possibilitar à Companhia ou outras sociedades sob seu controle atrair e manter a ela(s) vinculados as Pessoas Elegíveis.

c.                     forma como o plano contribui para esses objetivos

O Plano de Opção de Compra de Ações consiste na outorga de Opções de compra de Ações, respeitadas as regras, preestabelecidas neste Plano, em relação ao preço do exercício das Opções e aos prazos deste exercício. Para contribuir com os seus objetivos, este Plano determina (i) prazos de carência para o exercício das Opções e (ii) que, caso os Beneficiários se desliguem da Companhia ou de sociedade sob o seu controle, conforme o aplicável, por qualquer motivo, restarão automaticamente extintas de pleno direito, independentemente de aviso prévio ou indenização, todas as Opções que lhe tenham sido concedidas, mas ainda não sejam exercíveis no dia do desligamento. Ainda, os ganhos dos Beneficiários deste Plano, por meio do exercício das Opções, estão diretamente relacionados (i) à valorização das ações de emissão da Companhia e de titularidade dos Beneficiários, após a outorga das Opções e (ii) à permanência dos Beneficiários em seus cargos, sendo que ambas as situações estimulam o Beneficiário a atuar de modo a buscar a expansão e o êxito da Companhia.

Com o intuito de contribuir com os seus objetivos, o Plano de Ações Restritas determina que a transferência das Ações Restritas deva respeitar o Prazo de Carência de 03 (três) anos contado da Data da Concessão. Ainda, em relação aos desligamentos dos Beneficiários da Companhia ou de sociedade sob seu controle, conforme o caso, na hipótese do desligamento ocorrer por interesse da Companhia, por qualquer razão exceto justa causa, o Beneficiário titular de Prêmios cujo Prazo de Carência não tenha se esgotado no dia do desligamento terá o direito de receber uma quantidade de Ações Restritas proporcional ao período transcorrido do Prazo de Carência, calculado em número de meses. No caso do desligamento dos

Beneficiários ocorrer por interesse do Beneficiário ou por interesse da Companhia em decorrência de justa causa, restarão automaticamente extintos de pleno direito, independentemente de aviso prévio ou indenização, todos os Prêmios que lhe tenham sido concedidos e cujos Prazos de Carência não tenham se esgotado no dia do desligamento. Ainda, cabe ressaltar que o valor dos ganhos dos Beneficiários do Plano de Ações Restritas está diretamente relacionado à: (i) valorização das ações da Companhia após a transferência das Ações Restritas. Como não há contrapartida financeira pelo beneficiário, o benefício financeiro final realizado é o valor das ações conforme cotação em bolsa no momento da transferência; e (ii) permanência em seu cargo, sendo que ambas as situações estimulam o Beneficiário a atuar de modo a buscar a expansão e o êxito da Companhia.

d.                   como o plano se insere na política de remuneração da Companhia

O Plano de Opção de Compra de Ações e o Plano de Ações Restritas da Companhia contribuem de forma considerável na composição do total da remuneração dos administradores da Companhia e, nesse sentido, atrelam fortemente o desempenho individual com os objetivos da mesma, uma vez que os administradores têm um incentivo adicional para implementar ações de médio e longo prazo que gerem valor agregado para nós e que serão refletidas na valorização de suas ações no mercado, além de serem instrumentos de forte poder de atração e retenção dos talentos.

As opções outorgadas sob a vigência do plano anterior continuarão em vigor e serão regidas pelo plano em vigor no momento de sua outorga.

e.                    como o plano alinha os interesses dos administradores e da Companhia a curto, médio e longo prazo

No curto prazo, tanto o Plano de Opção de Compra de Ações quanto o Plano de Ações Restritas alinham os interesses dos Beneficiários aos da Companhia por meio do desdobramento dos objetivos individuais das metas anuais da Companhia. Ainda, estes Planos atrelam fortemente o desempenho individual do Beneficiário com os objetivos da Companhia, uma vez que os Beneficiários têm um incentivo adicional para implementar ações de médio e longo prazo que gerem valor agregado para a Companhia e que serão, portanto, refletidas na valorização, no mercado, das ações de emissão da Companhia e da titularidade do Beneficiário. Ainda, estes Planos são instrumentos de forte poder de atração e retenção de talentos na Companhia.

f./ g.   número máximo de ações abrangidas e número máximo de opções a serem outorgadas

As Opções outorgadas segundo o Plano de Opção de Compra de Ações, somadas aos Prêmios (direitos de receber ações preferenciais de emissão da Companhia nos termos do Plano de Ações Restritas, conforme definido abaixo) concedidos nos termos do Plano de Incentivo de Longo Prazo - Plano de Ações Restritas da Gol,

aprovado pela Assembleia Geral Extraordinária da Companhia realizada em 19 de outubro de 2012 (“Plano de Ações Restritas”), poderão conferir direitos sobre um número de ações que não exceda, a qualquer tempo, 5% (cinco por cento) das ações de emissão da Companhia. Caso as Opções outorgadas não sejam exercidas, as ações a que elas se referem não voltarão a ser computadas na quantidade de ações incluídas nesse Plano.

Para o exercício de 2019, foram outorgadas 1.749.223 Opções de Compra de Ações, nos termos do Plano de Incentivo de Longo Prazo - Opção de Compra de Ações (“Opções”). A data de concessão das Opções para todos os fins, foi de 30 de abril de 2019 (“Data da Concessão”), conforme aprovado pelo Comitê de Governança Corporativa e Pessoas.

Para o exercício de 2020, a data de concessão das Opções de Compra de Ações e Prêmios de Ações Restritas aos beneficiários de cada Plano, para todos os fins, é 30 de abril de 2019 (“Data da Concessão”), conforme aprovado pelo Comitê de Governança Corporativa e Pessoas. No caso do Plano de Ações Restritas, não há opções a serem outorgadas, mas ações a serem concedidas, conforme termo definido abaixo.

h.         condições de aquisição de ações

No Plano de Opção de Compra de Ações, cada Opção dará direito ao Beneficiário de adquirir 01 (uma) Ação, sujeito aos termos e condições estabelecidos no respectivo Termo de Adesão (instrumento particular celebrado entre a Companhia e o Beneficiário, por meio do qual o Beneficiário irá aderir aos termos e condições do Plano).

O Comitê de Avaliação Interno estabelecerá, anualmente ou quando julgar conveniente e conforme aprovação do Comitê de Pessoas e Conselho de Administração, os critérios de outorga de Opção para cada categoria de Beneficiário a fim de atingir os objetivos do Plano. Salvo se deliberado diversamente pelo Comitê ou pelo Conselho de Administração, os critérios de outorga de Opção deverão estabelecer o que segue, observados os critérios gerais fixados no Plano:

(i)             o número máximo total de Opções a ser concedido aos Beneficiários, para cada exercício;

(ii)            os Beneficiários em favor dos quais serão outorgadas Opções nos termos do Plano;

(iii)           o cálculo do preço de exercício das Opções e as condições do seu pagamento;

(iv)           quaisquer restrições adicionais às previstas no Plano às ações subscritas mediante o exercício das Opções; e

(v)            eventuais penalidades.

Além dos termos e condições gerais previstos no Plano e nos critérios de outorga de Opção, os termos e condições de cada Opção concedida a cada Beneficiário serão fixados mediante a celebração de Termos de Adesão entre a Companhia e os Beneficiários.

O Comitê, sujeito à aprovação do Conselho de Administração, poderá subordinar o exercício da Opção a determinadas condições, bem como impor restrições à transferência das Ações adquiridas com o exercício das Opções, podendo também reservar à Companhia opções de recompra e/ou direito de preferência em caso de alienação pelo Beneficiário dessas mesmas Ações.

No caso do Plano de Ações Restritas, não haverá a aquisição de ações de emissão da Companhia abrangidas pelo Plano de Ações Restritas, mas a concessão sem contrapartida destas ações.

Cada Prêmio dará direito ao Beneficiário de receber 1 (uma) Ação Restrita, sujeito aos termos e condições estabelecidos no respectivo Termo de Adesão (instrumento particular celebrado entre a Companhia e o Beneficiário, por meio do qual o Beneficiário adere aos termos e condições do Plano de Ações Restritas).

O Comitê de Avaliação Interno estabelecerá, anualmente ou quando julgar conveniente e conforme aprovação do Comitê, os Critérios de Concessão do Prêmio para cada categoria de Beneficiários a fim de atingir os objetivos deste Plano de Ações Restritas.

Salvo se deliberado diversamente pelo Comitê ou pelo Conselho de Administração, os Critérios de Concessão do Prêmio deverão estabelecer o que segue, observados os critérios gerais fixados neste Plano de Ações Restritas:

(i)             o número máximo total de Prêmios a ser concedido aos Beneficiários, para cada exercício;

(ii)            os Beneficiários em favor dos quais serão concedidos os Prêmios nos termos do Plano de Ações Restritas;

(iii)           quaisquer restrições adicionais às previstas neste Plano de Ações Restritas às Ações Restritas recebidas; e

(iv)           eventuais penalidades.

O número de Prêmios a serem concedidos para cada Beneficiário, em cada exercício, será definido conforme metodologia a ser determinada pelos Comitês (que significa, em conjunto, o Comitê de Avaliação Interno e o Comitê de Governança Corporativa e Pessoas).

Além dos termos e condições gerais previstos nesse Plano de Ações Restritas e nos Critérios de Concessão do Prêmio, os termos e condições de cada Prêmio concedido a cada Beneficiário serão fixados mediante a celebração de Termos de Adesão entre a Companhia e os Beneficiários.

O Comitê de Governança Corporativa e Pessoas, sujeito à aprovação do Conselho de Administração, poderá subordinar a concessão do Prêmio a determinadas condições, bem como impor restrições à transferência das Ações Restritas a que fazem jus os Beneficiários, podendo também reservar à Companhia opções de recompra e/ou direito de preferência em caso de alienação pelo Beneficiário dessas mesmas Ações Restritas.

i.                      critérios para fixação do preço de aquisição ou exercício

O preço de exercício das Opções no Plano de Opção de Compra das Ações será calculado com base no preço médio, ponderado por volume, das ações da mesma espécie registrado nos 60 (sessenta) pregões anteriores à Data de Outorga, que é a data em que o Conselho de Administração determinará o número de Opções a serem outorgadas aos Beneficiários.

O preço de exercício será pago pelos titulares das Opções à vista, em dinheiro ou, excepcionalmente, em outras condições determinadas pelo Comitê, respeitada a realização mínima prevista em lei no caso de emissão de novas ações.

No caso do Plano de Ações Restritas da Companhia, não há preço de exercício, porém para a conversão da quantidade de ações a cada membro elegível, na data da outorga de cada exercício, utiliza-se o valor médio ponderado das ações da mesma espécie dos últimos 60 pregões anteriores a data de outorga aplicado sobre a remuneração média anual. O Plano de Ações Restritas consiste no direito do Beneficiário de exercer as Ações Restritas ao término do prazo de carência.  Utiliza-se o preço de mercado das ações na data da transferência como medida deste benefício. Para fins da concessão do Prêmio, a Companhia não estabelecerá um preço no momento da concessão.  Da mesma forma, a Companhia não cobrará qualquer valor a título de preço no momento da liquidação do Prêmio, nos termos do Item 9 do Plano de Ações Restritas.  O objetivo do Plano de Ações Restritas é conferir ao Beneficiário o efeito econômico da titularidade das Ações Restritas durante o prazo de carência.

j.       critérios para fixação do prazo de exercício

Em relação ao Plano de Opção de Compra de Ações, sem prejuízo dos demais termos e condições estabelecidos nos respectivos Termos de Adesão, as Opções se tornarão exercíveis pelo período compreendido entre a Data de Outorga e as datas especificadas abaixo, conforme segue:

(i)             20% (vinte por cento) das Opções poderão ser exercidas após o 1º aniversário da Data de Outorga;

(ii)            30% (trinta por cento) das Opções poderão ser exercidas após o 2º aniversário da Data de Outorga; e

(iii)           50% (cinquenta por cento) das Opções poderão ser exercidas após o 3º aniversário da Data de Outorga.

O exercício da totalidade das Opções concedidas somente será permitido após o decurso de um prazo mínimo de 03 (três) anos a contar da Data da Outorga.

O Plano de Opção de Compra de Ações entrou em vigor mediante aprovação pela Assembleia Geral da Companhia e permanecerá em vigor pelo prazo de 10 (dez) anos a contar dessa aprovação.

No caso do Plano de Ações Restritas, não há prazo para o exercício de opções, mas prazo para a realização da entrega das Ações Restritas. Sem prejuízo dos demais termos e condições estabelecidos nos respectivos Termos de Adesão, a transferência da totalidade das Ações Restritas oriundas dos Prêmios concedidos somente será permitida após o decurso de um prazo mínimo de 03 (três) anos a contar da Data de Concessão.

O Plano de Ações Restritas entrou em vigor mediante aprovação pela Assembleia Geral da Companhia, datada de 19 de outubro de 2012, permanecerá em vigor pelo prazo de 10 (dez) anos a contar dessa data.

k.          forma de liquidação

No Plano de Opção de Compra de Ações, as Opções serão liquidadas mediante a entrega de Ações pela Companhia aos Beneficiários ou compulsoriamente após 10 anos, caso não sejam exercidas pelo beneficiário. Com o propósito de satisfazer o exercício das Opções nos termos do Plano, a Companhia poderá, a critério do Conselho de Administração, emitir novas ações dentro do limite do capital autorizado ou alienar ações mantidas em tesouraria.

Em relação ao Plano de Ações Restritas, não há liquidação das opções, mas liquidação dos Prêmios. Os Prêmios serão liquidados mediante a entrega de Ações Restritas pela Companhia aos Beneficiários. A Companhia poderá, a critério do Conselho de Administração, transferir aos Beneficiários as ações preferenciais de emissão da Companhia mantidas em tesouraria.

l.           restrições à transferência das ações

Em relação ao Plano de Opção de Compra de Ações, o Comitê poderá estabelecer restrições à transferência das Ações, bem como estabelecer direito de preferência, preço e condições para sua recompra, incluindo aquelas ações que venham a ser adquiridas em virtude de bonificação, desmembramento, subscrição ou qualquer outra forma de aquisição, desde que tais direitos do titular tenham sido originados deste Plano.

Quanto ao Plano de Ações Restritas, o Comitê poderá estabelecer restrições à transferência das Ações Restritas, bem como estabelecer direito de preferência, preço e condições para sua recompra, incluindo aquelas ações que venham a ser adquiridas em virtude de bonificação, desmembramento, subscrição ou qualquer outra forma de aquisição, desde que tais direitos do titular tenham sido originados do Plano de Ações Restritas. Todas as transferências de ações restritas determinadas pelo presente Plano pressupõem à respectiva concordância dos Beneficiários

m.        critérios e eventos que, quando verificados, ocasionarão a suspensão, alteração ou extinção do plano

Tanto no Plano de Opção de Compra de Ações quanto no Plano de Ações Restritas, caberá exclusivamente à Assembleia Geral da Companhia modificar estes Planos, bem como criar novos planos de desempenho ou incentivos lastreados na outorga de opções ou na concessão de prêmios de emissão da Companhia. Ainda, qualquer alteração legal significativa no tocante à regulamentação das sociedades por ações, às companhias abertas, na legislação trabalhista e/ou aos efeitos fiscais de um plano de opções de compra ou de um plano de incentivo lastreado na concessão de prêmios, poderá levar à revisão integral desses Planos, revisão que será submetida à Assembleia.

O Plano de Opção de Compra de Ações e o Plano de Ações Restritas poderão ser extintos, a qualquer tempo, por decisão da Assembleia Geral ou na ocorrência dos seguintes eventos:

(i)                 reorganização da Companhia, conforme definido abaixo;

(ii)               dissolução ou liquidação da Companhia;

(iii)             cancelamento de seu registro de companhia aberta;

(iv)             término do seu prazo de vigência; ou

(v)               deliberação dos acionistas no sentido de extinguir o Plano.

Considera-se reorganização da Companhia como: a incorporação, fusão, cisão ou reorganização da Gol, na qual a companhia remanescente não seja a Gol ou uma sociedade do grupo Gol, ou a venda substancial de todos os ativos da Companhia, ou a transferência do controle da Companhia.

Não há previsão para a suspensão do Plano de Opção de Compra de Ações ou do Plano de Ações Restritas.

n.         efeitos da saída do administrador dos órgãos da Companhia sobre seus direitos previstos no plano de remuneração baseado em opções e ações

Nenhuma disposição do Plano confere direitos aos beneficiários relativos à garantia de permanência como o empregado ou prestador de serviços, bem como de nossas controladas ou interferirá de qualquer modo nosso direito ou de nossas controladas, sujeito às condições legais e àquelas do contrato de trabalho ou do contrato de prestação de serviços, conforme o caso, de rescindir a qualquer tempo o relacionamento profissional com o Participante. Nenhuma disposição do Plano confere, ainda, a qualquer titular de uma opção, direitos concernentes à sua permanência até o término do seu mandato como Diretor ou membro da administração, ou interferirá de qualquer modo no nosso direito ou de nossas controladas de destituí-lo, nem assegurará o direito à sua reeleição para o cargo.

Com relação ao Plano de Opções, em caso de desligamento por iniciativa nossa, de nossa controlada ou do Participante, por qualquer razão, exceto por justa causa, restarão automaticamente extintas, de pleno direito, independentemente de aviso prévio ou indenização, todas as opções e ações que lhe tenham sido concedidas e que ainda não sejam exercíveis. Não obstante, caberá ao titular das opções o direito de exercer as opções já exercíveis na data do desligamento no prazo improrrogável de 90 (noventa) dias, contados da data do desligamento, e mediante pagamento à vista. Além disto, caso as ações subscritas ou adquiridas por força do Plano não estejam inteiramente integralizadas ou pagas, o participante terá o prazo de 90 (noventa) dias contados do desligamento para efetuar o pagamento integral ou terá a quantidade de ações reduzida proporcionalmente ao valor efetivamente contribuído ou pago.

Com relação ao Plano de Ações Restritas, em caso do desligamento dos beneficiários por interesse da Companhia, exceto por justa causa, o beneficiário terá o direito de rever uma quantidade de ações restritas proporcional ao período transferido do prazo de carência.

No caso do desligamento do titular de opções, ações ou de sua controlada ocorrer em decorrência de justa causa, restarão automaticamente extintas de pleno direito, independente de aviso prévio ou indenização, todas as opções que lhe tenham sido concedidas, mas ainda não sejam exercíveis. Não obstante, caberá ao titular das opções o direito de exercer as opções já exercíveis na data do desligamento, e mediante pagamento à vista. Nenhuma disposição do Plano de Opção de Compra de Ações ou do Plano de Ações Restritas conferirá direitos aos Beneficiários relativos à garantia de permanência como administrador ou empregado da Companhia ou de sociedades sob o seu controle ou interferirá de qualquer modo com o direito da Companhia ou de sociedades sob o seu controle, sujeito às condições legais e àquelas do contrato de trabalho, de rescindir a qualquer tempo o relacionamento com os Beneficiários. Nenhuma disposição dos referidos Planos conferirá, ainda, aos Beneficiários, direitos concernentes à sua permanência até o término do seu mandato como Vice-Presidente, Diretor ou membro da administração, ou interferirá de qualquer modo com o direito da Companhia ou de sociedades sob o seu controle em destituí-lo(a), nem assegurará o direito à sua reeleição para o cargo.

No caso do Desligamento dos Beneficiários no Plano de Opções e/ou no Plano de Ações Restritas ocorrer por interesse dos Beneficiários ou em decorrência de justa causa, restarão automaticamente extintos de pleno direito, independentemente de aviso prévio ou indenização, todas as Opções e Prêmios que lhe tenham sido concedidos e que estejam dentro do Prazo de Carência.

13.5  REMUNERAÇÃO BASEADA EM AÇÕES DO CONSELHO DE ADMINISTRAÇÃO E DA DIRETORIA ESTATUTÁRIA

2018	Conselho de Administração	Diretoria Estatutária
Número de membros	N/A	5
Em relação a cada outorga de opções/ações		2015	2015	2016	2016	2017	2017
Outorgas	N/A	11º outorga	11º outorga - AR (d)	12º outorga	12º outorga - AR (d)	13º outorga	13º outorga - AR (d)
Data de outorga	N/A	11/08/2015	30/04/2015	30/09/2016	30/06/2016	08/08/2017	08/08/2017
Quantidade de opções/ações outorgadas	N/A	847.243	299.734	3.139.970	1.052.453	377.992	351.239
Prazo para que as opções/ações se tornem exercíveis	N/A	20% no 1° ano / 30% no 2° ano / 50% no 3° ano	Transferência de 100% no 3o. Ano	20% no 1° ano / 30% no 2° ano / 50% no 3° ano	Transferência de 100% no 3o. Ano	20% no 1° ano / 30% no 2° ano / 50% no 3° ano	Transferência de 100% no 3o. Ano
Prazo máximo para exercício das opções	N/A	11/08/2025	N/A (c)	30/09/2026	N/A (c)	08/08/2027	N/A (c)
Prazo de restrição à transferência das ações	N/A	N/A	30/04/2018	N/A	30/06/2019	N/A	08/08/2020
Preço médio ponderado de exercício de cada um dos seguintes grupos de opções/ações
Em aberto no início do exercício social	N/A	R$ 9,35	N/A (e)	R$ 2,62	N/A (e)	R$ 8,44	N/A (e)
Perdidas durante o exercício social (b)	N/A	R$ 9,35	N/A (f)	R$ 2,62	N/A (f)	R$ 8,44	N/A (f)
Exercidas durante o exercício social	N/A	N/A	N/A (f)	N/A	N/A (f)	N/A	N/A (f)
Expiradas durante o exercício social	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Valor justo das opções na data de outorga	N/A	R$ 3,37	N/A (c)	R$ 1,24	N/A (c)	R$ 7,91	N/A (c)
Diluição potencial em caso de exercício de todas as opções outorgadas (a)	N/A	0,244%	0,086%	0,904%	0,303%	0,109%	0,101%

2017	Conselho de Administração	Diretoria Estatutária
Número de membros	N/A	5
Em relação a cada outorga de opções/ações		2014	2014	2015	2015	2016	2016	2017	2017
Outorgas	N/A	10º outorga	10º outorga - AR (d)	11º outorga	11º outorga - AR (d)	12º outorga	12º outorga - AR (d)	13º outorga	13º outorga - AR (d)
Data de outorga	N/A	12/08/2014	12/08/2014	11/08/2015	30/04/2015	30/06/2016	30/06/2016	08/08/2017	08/08/2017
Quantidade de opções/ações outorgadas	N/A	350.795	245.975	847.243	299.734	3.139.970	1.052.453	377.992	351.239
Prazo para que as opções/ações se tornem exercíveis	N/A	20% no 1° ano / 30% no 2° ano / 50% no 3° ano	Transferência de 100% no 3o. Ano	20% no 1° ano / 30% no 2° ano / 50% no 3° ano	Transferência de 100% no 3o. Ano	20% no 1° ano / 30% no 2° ano / 50% no 3° ano	Transferência de 100% no 3o. Ano	20% no 1° ano / 30% no 2° ano / 50% no 3° ano	Transferência de 100% no 3o. Ano
Prazo máximo para exercício das opções	N/A	12/08/2024	N/A (c)	11/08/2025	N/A (c)	30/06/2026	N/A (c)	08/08/2027	N/A (c)
Prazo de restrição à transferência das ações	N/A	N/A	11/08/2017	N/A	30/04/2018	N/A	30/06/2019	N/A	08/08/2020
Preço médio ponderado de exercício de cada um dos seguintes grupos de opções
Em aberto no início do exercício social	N/A	R$ 11,31	N/A (e)	R$ 9,35	N/A (e)	R$ 2,62	N/A (e)	R$ 8,44	N/A (e)
Perdidas durante o exercício social (b)	N/A	R$ 11,31	N/A (f)	R$ 9,35	N/A (f)	R$ 2,62	N/A (f)	R$ 8,44	N/A (f)
Exercidas durante o exercício social	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Expiradas durante o exercício social	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Valor justo das opções na data de outorga	N/A	R$ 7,98	N/A (c)	R$ 3,37	N/A (c)	R$ 1,24	N/A (c)	R$ 7,91	N/A (c)
Diluição potencial em caso de exercício de todas as opções outorgadas (a)	N/A	0,101%	0,071%	0,244%	0,086%	0,904%	0,303%	0,109%	0,101%

Nota(a): Para os cálculos relativos à diluição potencial constante da tabela acima, consideramos a base acionária da Companhia em 31 de dezembro de 2017, líquida das ações mantidas em tesouraria.

Nota (b): referem-se a às opções canceladas em virtude do desligamento do participante da Companhia.

Nota (c): as ações são integralmente transferidas para o beneficiário no momento em que se completa o prazo de carência de 3 anos.

Nota (d): plano de Ações Restritas.

Nota (e): a Companhia não estabeleceu preço no momento da concessão dos prêmios.

Nota (f): no plano de Ações Restritas não há preço de exercício, são concedidos prêmios que consistem no direito do beneficiário de receber Ações Restritas no término do prazo de carência.

13.6.    OPÇÕES EM ABERTO DO CONSELHO DE ADMINISTRAÇÃO E DA DIRETORIA ESTATUTÁRIA NO ÚLTIMO EXERCÍCIO SOCIAL

2019	Conselho de Administração	Diretoria estatutária
Número de membros	N/A	5
Outorgas	N/A	11° outorga - SOP	11° outorga - AR (a)	12° outorga - SOP	12° outorga - AR (a)	13° outorga - SOP	13° outorga - AR (a)
Opções ainda não exercíveis
Quantidade	N/A	32.265	24.168	630.781	366.234	201.792	228.019
Data em que se tornarão exercíveis	N/A	32.265 opções em 11/08/2018	não há (b)	405.502 opções em 30/09/2018 - 225.279 opções em 30/09/2019	não há (b)	85.505 opções em 08/08/2018 - 82.085 opções em 08/08/2019 - 34.202 opções em 08/08/2020	não há (b)
Prazo máximo para exercício	N/A	11/08/2025	não há	30/06/2026	não há	08/08/2027	não há
Prazo de restrição à transferência das ações	N/A	não há	30/04/2018	não há	30/09/2019	não há	08/08/2020
Preço médio ponderado do exercício	N/A	R$ 9,35	N/A (c)	R$ 2,62	N/A (c)	R$ 8,44	N/A (c)
Valor justo das opções no último dia do exercício social	N/A	R$ 301.677,75	N/A	R$ 1.652.646,22	N/A	R$ 1.703.124,48	N/A
Opções exercíveis
Quantidade	N/A	814.978	275.566	2.509.190	686.220	176.200	125.357
Prazo máximo para exercício	N/A	11/08/2025	não há	30/06/2026	não há	08/08/2027	não há
Prazo de restrição à transferência das ações	N/A	não há	30/04/2024	não há	30/09/2026	não há	08/08/2027
Preço médio ponderado do exercício	N/A	R$ 9,35	N/A (c)	R$ 2,62	N/A (c)	R$ 8,44	N/A (c)
Valor justo das opções no último dia do exercício social	N/A	R$ 7.620.040,39	N/A	R$ 6.574.076,70	N/A	R$ 1.487.130,85	N/A
Valor justo do total das opções no último dia do exercício social	N/A	R$ 7.921.717,70	N/A	R$ 8.226.722,32	N/A	R$ 3.190.252,48	N/A

Nota (a): Plano de ações restritas

Nota (b): As ações são integralmente transferidas para o beneficiário no momento em que se completa o prazo de carência de 3 anos.

Nota (c): Não há preço de exercício para os planos de ações restritas

 13.7   OPÇÕES EXERCIDAS E AÇÕES ENTREGUES RELATIVAS À REMUNERAÇÃO BASEADA EM AÇÕES DO CONSELHO DE ADMINISTRAÇÃO E DA DIRETORIA ESTATUTÁRIA

2018	Conselho de administração	Diretoria Estatutária
Número de membros	N/A	5
Outorgas	N/A	7° outorga	8° outorga	8° outorga - AR (*)	9° outorga	9° outorga - AR (*)	10° outorga	10° outorga - AR (*)	11° outorga	11° outorga - AR (*)	12° outorga	12° outorga - AR (*)	13° outorga	13° outorga - AR (*)
Opções exercidas
Número de ações	N/A	N/A	N/A	N/A	4.000	N/A	47.200	N/A	147.490	N/A	278.076	N/A	N/A	N/A
Preço médio ponderado do exercício	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Valor total da diferença entre o valor de exercício e o valor de mercado das ações relativas às opções exercidas	N/A	N/A	N/A	N/A	R$ 24.880	N/A	R$ 157.176	N/A	R$ 881.990	N/A	R$ 383.745	N/A	N/A	N/A
Ações entregues
Número de ações	N/A	N/A	N/A	N/A	N/A	N/A	N/A	583.892	N/A	N/A	N/A	N/A	N/A	N/A
Preço médio ponderado de aquisição (**)	N/A	N/A	N/A	N/A	N/A	N/A	N/A	R$ 10,69	N/A	N/A	N/A	N/A	N/A	N/A
Valor total da diferença entre o valor de aquisição e o valor de mercado das ações adquiridas (**)	N/A	N/A	N/A	N/A	N/A	N/A	N/A	R$ (362.013)	N/A	N/A	N/A	N/A	N/A	N/A

2017	Conselho de administração	Diretoria Estatutária
Número de membros	N/A	5
Outorgas	N/A	7° outorga	8° outorga	8° outorga - AR (*)	9° outorga	9° outorga - AR (*)	10° outorga	10° outorga - AR (*)	11° outorga	11° outorga - AR (*)	12° outorga	12° outorga - AR (*)
Opções exercidas
Número de ações	N/A	N/A	N/A	N/A	4.000	N/A	47.200	N/A	147.490	N/A	278.076	N/A
Preço médio ponderado do exercício	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Valor total da diferença entre o valor de exercício e o valor de mercado das ações relativas às opções exercidas	N/A	N/A	N/A	N/A	R$ 24.880	N/A	R$ 157.176	N/A	R$ 881.990	N/A	R$ 383.745	N/A
Ações entregues
Número de ações	N/A	N/A	N/A	N/A	N/A	N/A	N/A	583.892	N/A	N/A	N/A	N/A
Preço médio ponderado de aquisição (**)	N/A	N/A	N/A	N/A	N/A	N/A	N/A	R$ 10,69	N/A	N/A	N/A	N/A
Valor total da diferença entre o valor de aquisição e o valor de mercado das ações adquiridas (**)	N/A	N/A	N/A	N/A	N/A	N/A	N/A	R$ (362.013)	N/A	N/A	N/A	N/A

2016	Conselho de administração	Diretoria Estatutária
Número de membros	N/A	5
Outorgas	N/A	7° outorga	8° outorga	8° outorga - AR (*)	9° outorga	9° outorga - AR (*)	10° outorga	10° outorga - AR (*)	11° outorga	11° outorga - AR (*)	12° outorga	12° outorga - AR (*)
Opções exercidas
Número de ações	N/A	N/A	N/A	N/A	4.000	N/A	47.200	N/A	147.490	N/A	278.076	N/A
Preço médio ponderado do exercício	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Valor total da diferença entre o valor de exercício e o valor de mercado das ações relativas às opções exercidas	N/A	N/A	N/A	N/A	R$ 24.880	N/A	R$ 157.176	N/A	R$ 881.990	N/A	R$ 383.745	N/A
Ações entregues
Número de ações	N/A	N/A	N/A	N/A	N/A	N/A	N/A	583.892	N/A	N/A	N/A	N/A
Preço médio ponderado de aquisição (**)	N/A	N/A	N/A	N/A	N/A	N/A	N/A	R$ 10,69	N/A	N/A	N/A	N/A
Valor total da diferença entre o valor de aquisição e o valor de mercado das ações adquiridas (**)	N/A	N/A	N/A	N/A	N/A	N/A	N/A	R$ (362.013)	N/A	N/A	N/A	N/A

(*) Refere-se ao valor de mercado na data da transferência

(**) O valor é negativo devido à queda das ações no período compreendido entre a data da outorga e a data da transferência

13.8  INFORMAÇÕES NECESSÁRIAS PARA A COMPREENSÃO DOS DADOS DIVULGADOS NOS ITENS 13.5 A 13.7 – MÉTODO DE PRECIFICAÇÃO DO VALOR DAS AÇÕES E DAS OPÇÕES

a.                   modelo de precificação

O valor justo das opções de compra de ações foi estimado na data de concessão das opções utilizando o modelo de precificação de opções Black-Scholes. O modelo de Black-Scholes é um modelo econométrico usualmente utilizado para avaliação deste tipo de ativo, e calcula o valor justo de uma opção baseado em determinadas premissas tais como a probabilidade de distribuição do ativo objeto, o preço de exercício da opção, a taxa de juros livre de risco, os dividendos esperados para o ativo objeto e o prazo de vencimento da opção.

No caso do Plano de Ações Restritas da Companhia, não há preço de exercício, porém para a conversão da quantidade de ações a cada membro elegível, na data da outorga de cada exercício, utiliza-se o valor médio, ponderado por volume, das ações da mesma espécie dos últimos 60 pregões anteriores a data de outorga. O Plano de Ações Restritas consiste no direito do Beneficiário de exercer as Ações Restritas ao término do prazo de carência.  Utiliza-se o preço de mercado das ações na data da transferência como medida deste benefício. Para fins da concessão do Prêmio, a Companhia não estabelecerá um preço no momento da concessão.  Da mesma forma, a Companhia não cobrará qualquer valor a título de preço no momento da liquidação do Prêmio, nos termos do Item 9 do Plano de Ações Restritas.  O objetivo do Plano de Ações Restritas é conferir ao Beneficiário o efeito econômico da titularidade das Ações Restritas durante o prazo de carência.

b.                   dados e premissas utilizadas no modelo de precificação, incluindo o preço médio ponderado das ações, preço de exercício, volatilidade esperada, prazo de vida da opção, dividendos esperados e a taxa de juros livre de risco

As premissas utilizadas no modelo de precificação de opções Black-Scholes para a determinação do valor justo estão relacionadas a seguir:

Premissas do modelo	Premissas utilizadas
Data do cálculo	Em conformidade com o CPC 10 R1 – Pagamento Baseado em Ações, as opções de compra de ações foram mensuradas na data da outorga do respectivo plano.
Preço da ação	Foi determinado utilizando-se como base o preço da ação objeto da opção na data da outorga do respectivo plano.
Preço de exercício

O preço de exercício das opções é determinado pelo preço médio das ações negociadas em Bolsa pela Companhia, ponderado por volume e registrado nos 60 (sessenta) pregões anteriores à data da outorga do respectivo plano.

Volatilidade esperada	A volatilidade esperada se baseia na volatilidade histórica de 252 dias úteis das ações da Companhia negociadas em bolsa.
Prazo de duração da opção	Para todos os planos outorgados pela Companhia, o prazo de duração é de 10 anos a partir da data da outorga.
Dividendos esperados

A taxa de distribuição dos dividendos (ou o dividend yield) representa a razão entre o dividendo por ação pago em determinado período e o preço da ação no mercado determinado na data da precificação da opção.

Taxa de juros livre de risco

As taxas livres de risco foram obtidas junto ao Banco Central do Brasil e se referem às taxas efetivas do Sistema Especial de Liquidação e Custódia (Selic) vigentes nas respectivas datas de outorga dos planos.

Além das citadas acima, foram também assumidas as premissas associadas ao modelo de precificação onde se tem que os retornos associados à ação são normalmente distribuídos, a inexistência de arbitragem no mercado e que a volatilidade é constante ao longo do tempo.

Considerando as premissas acima e as datas de outorga das opções, seguem as informações:

Dados e Premissas	8º outorga	8º outorga - AR	9º outorga	9º outorga - AR	10º outorga	10º outorga - AR	11º outorga	11º outorga - AR	12º outorga	12º outorga - AR	13º outorga	13º outorga - AR
Data da Outorga	19/10/2012	19/10/2012	13/05/2013	13/05/2013	12/08/2014	12/08/2014	11/08/2015	11/08/2015	30/09/2016	30/09/2016	08/08/2017	08/08/2017
Preço de exercício da opção	12,81	N/A (*)	12,76	N/A (*)	11,31	N/A (*)	9,35	N/A (*)	2,62	N/A (*)	8,44	N/A (*)
Preço médio ponderado da ação no mercado	12,81	N/A (*)	12,76	N/A (*)	11,31	N/A (*)	9,35	N/A (*)	2,62	N/A (*)	8,44	N/A (*)
Valor justo da opção na data da concessão	5,32	9,70	6,54	12,76	7,98	11,31	3,37	9,35	1,24	2,62	7,91	8,44
Volatilidade estimada do preço da ação	52,25%	52,25%	46,91%	46,91%	52,66%	52,66%	55,57%	55,57%	98,20%	98,20%	80,62%	80,62%
Dividendo esperado	0,0226	(*)	0,02	(*)	0,0327	(*)	0,0506	(*)	6,59%	(*)	1,17%	(*)
Taxa de retorno livre de risco	9,00%	9,00%	7,50%	7,50%	11,00%	11,00%	13,25%	13,25%	14,25%	14,25%	11,25%	11,25%
Duração da opção (em anos)	10	N/A (*)	10	N/A (*)	10	N/A (*)	10	N/A (*)	10	N/A (*)	10	N/A (*)

(*) As ações são integralmente transferidas para o beneficiário no momento em que se completa o prazo de carência de 3 anos.

c.                    método utilizado e as premissas assumidas para incorporar os efeitos esperados de exercício antecipado

Para todos os planos outorgados até o ano de 2009, as opções se tornam exercíveis respeitando o prazo de carência (vesting period) estipulado pelo plano à taxa de 20% ao ano e podem ser exercidas em até 10 anos após a data da outorga.

Em função de alterações promovidas nesse Plano de Opção de Compra de Ações, aprovadas pela Assembleia Geral Ordinária e Extraordinária realizada em 30 de abril de 2010, para as opções outorgadas a partir do ano de 2010, ficaram integralmente disponíveis para o exercício após o terceiro aniversário da concessão das opções, conforme o seguinte cronograma:

(a) Até 20% (vinte por cento) do total de opções concedidas poderão ser exercidas a partir do primeiro aniversário da concessão das opções;

(b) Adicionalmente, até 30% (trinta por cento) a partir do segundo aniversário da concessão das opções; e

(c) 50% (cinqüenta por cento) remanescentes poderão ser exercidas a partir do terceiro aniversário.

Tais planos não possuem cláusula que permitem o exercício antecipado das opções outorgadas. Em conformidade com o CPC 10 R1, incorporamos os efeitos das despesas com os planos de ação, considerando o valor justo da opção calculado conforme metodologia exposta acima, respeitando os prazos de carência para cada plano de forma que as despesas respeitem a obtenção dos direitos (vesting period) no âmbito do plano.

Em 19 de outubro de 2012 foi aprovado o novo Plano de Opção de Compra de Ações da Companhia. Em relação a este Plano atual e vigente, sem prejuízo dos demais termos e condições estabelecidos nos respectivos Termos de Adesão, as Opções se tornarão exercíveis pelo período compreendido entre a Data de Outorga e as datas especificadas abaixo, conforme segue:

(iv)           20% (vinte por cento) das Opções poderão ser exercidas após o 1º aniversário da Data de Outorga;

(v)            30% (trinta por cento) das Opções poderão ser exercidas após o 2º aniversário da Data de Outorga; e

(vi)           50% (cinquenta por cento) das Opções poderão ser exercidas após o 3º aniversário da Data de Outorga.

O exercício da totalidade das Opções concedidas somente será permitido após o decurso de um prazo mínimo de 3 (três) anos a contar da Data da Outorga.

O Beneficiário que desejar exercer a sua Opção deverá comunicar à Companhia a sua intenção de fazê-lo, por meio de carta por escrito endereçada a

Diretoria de Recursos Humanos da Companhia, indicando a quantidade de Opções que deseja exercer.

Opções não exercidas nos prazos e condições estipulados serão consideradas automaticamente extintas, sem direito à indenização, observado o prazo máximo de vigência das Opções.

O Conselho de Administração poderá determinar a suspensão do direito ao exercício das Opções, sempre que verificadas situações que, nos termos da lei ou regulamentação em vigor, restrinjam ou impeçam a negociação de Ações por parte dos Beneficiários.

d.                   forma de determinação da volatilidade esperada

A volatilidade esperada se baseia na volatilidade histórica de 252 dias úteis das ações da Companhia negociadas em bolsa.

e.                    se alguma outra característica da opção foi incorporada na mensuração de seu valor justo

Todas as características relevantes para a mensuração do valor justo foram descritas nas letras acima.

13.9     PARTICIPAÇÕES EM AÇÕES, COTAS E OUTROS VALORES MOBILIÁRIOS CONVERSÍVEIS, DETIDAS POR ADMINISTRADORES E CONSELHEIROS FISCAIS – POR ORGÃO.

Ações emitidas pela Gol Linhas Aéreas Inteligentes S.A.

2019	Ações ordinárias	Ações preferenciais
Conselho de Administração*	2.863.682.710	132.948.716
Diretoria	-	764.282

*As ações da Emissora que são indiretamente detidas pelos membros do conselho de administração (Constantino de Oliveira Junior, Ricardo Constantino e Joaquim Constantino Neto), por meio do Fundo de Investimento e Participações Volluto Multiestratégia Investimento no Exterior e por meio do MOBI Fundo de Investimento em Ações, estão classificadas também na rubrica referente ao Conselho de Administração.

Número total de cotas detidas pelos membros do conselho de administração, emitidas pelo acionista controlador Fundo de Investimento em Participações Volluto Multiestratégia Investimento no Exterior.

Cotistas	Cotas
Ricardo Constantino	748.658.982
Joaquim Constantino Neto	748.658.982
Constantino de Oliveira Junior	748.658.982
Total	2.994.635.926

Número total de cotas detidas pelos membros do conselho de administração emitidas pelo acionista controlador MOBI Fundo de Investimento em Ações.

Cotistas	Cotas
Ricardo Constantino	149.700.730,29
Joaquim Constantino Neto	149.700.730,28
Constantino de Oliveira Junior	149.700.730,29
Total	598.802.921,15

13.10       PLANOS DE PREVIDÊNCIA EM VIGOR CONFERIDOS AOS MEMBROS DO CONSELHO DE ADMINISTRAÇÃO E AOS DIRETORES ESTATUTÁRIOS

Não há.

13.11         REMUNERAÇÃO MÍNIMA, MÉDIA E MÁXIMA DOS ADMINISTRADORES DO CONSELHO DE ADMINISTRAÇÃO, DIRETORIA E CONSELHO FISCAL

2019	Conselho de Administração	Diretoria Estatutária	Conselho Fiscal
Número de membros	8,75	4,17	3
Valor da maior remuneração individual (em R$)	649.133,20	13.486.190,26	213.930,60
Valor da menor remuneração individual (em R$)	67.294,80	1.296.621,83	66.000,00
Valor médio de remuneração individual (em R$)	416.220,65	6.347.817,81	132.313,55

2018	Conselho de Administração	Diretoria Estatutária	Conselho Fiscal
Número de membros	9	5	3
Valor da maior remuneração individual (em R$)	1.152.396,00	9.964.725,94	114.186,00
Valor da menor remuneração individual (em R$)	46.428,00	1.499.391,44	106.981,24
Valor médio de remuneração individual (em R$)	472.157,57	4.473.370,39	110.194,41

2017	Conselho de Administração	Diretoria Estatutária	Conselho Fiscal
Número de membros	9	5	N/A
Valor da maior remuneração individual (em R$)	392.000,00	8.139.780,34	N/A
Valor da menor remuneração individual (em R$)	200.000,00	1.238.979,86	N/A
Valor médio de remuneração individual (em R$)	291.139,92	3.695.614,83	N/A

13.12  MECANISMOS DE REMUNERAÇÃO OU INDENIZAÇÃO PARA OS ADMINISTRADORES EM CASO DE DESTITUIÇÃO DO CARGO OU DE APOSENTADORIA

Dispomos de seguro de Responsabilidade Civil para Conselheiros, Diretores e/ou Administradores - D&O (Directors & Officers) que garante cobertura aos segurados no caso de reclamações de terceiros, relacionados aos atos de gestão praticados no exercício das atribuições da administração da sociedade. O prêmio atual do nosso seguro de responsabilidade civil dos Administradores (D&O) é USD 314.944,58. Capital assegurado de USD 50,000,000

A política atual da Companhia é de que não há qualquer mecanismo de remuneração ou indenização para administradores em caso de destituição do cargo ou de aposentadoria.

13.13        PERCENTUAL NA REMUNERAÇÃO TOTAL DETIDO POR ADMINISTRADORES E MEMBROS DO CONSELHO FISCAL QUE SEJAM PARTES RELACIONADAS AOS CONTROLADORES

2019
Conselho de Administração	Diretoria	Conselho Fiscal
3,7%	31,6%	0,6%

2018
Conselho de Administração	Diretoria	Conselho Fiscal
5,3%	34,8%	0,5%

2017
Conselho de Administração	Diretoria	Conselho Fiscal
4,4%	39,2%	39,2%

13.14     REMUNERAÇÃO DE ADMINISTRADORES E MEMBROS DO CONSELHO FISCAL, AGRUPADOS POR ÓRGÃO, RECEBIDA POR QUALQUER RAZÃO QUE NÃO A FUNÇÃO QUE OCUPAM

2019	Conselho de Administração	Diretoria	Conselho Fiscal	Total
Comissões	-	-	-	-
Serviços de Consultoria	-	-	-	-
Serviços de Assessoria	-	-	-	-

2018	Conselho de Administração	Diretoria	Conselho Fiscal	Total
Comissões	-	-	-	-
Serviços de Consultoria	1.547.575,98	-	-	1.547.575,98
Serviços de Assessoria	-	-	-	-

2017	Conselho de Administração	Diretoria	Conselho Fiscal	Total
Comissões	-	-	-	-
Serviços de Consultoria	2.705.512,25	-	-	2.705.512,25
Serviços de Assessoria	-	-	-	-

13.15    REMUNERAÇÃO DE ADMINISTRADORES E MEMBROS DO CONSELHO FISCAL RECONHECIDA NO RESULTADO DE CONTROLADORES, DIRETOS OU INDIRETOS, DE SOCIEDADES SOB CONTROLE COMUM E DE CONTROLADAS DO EMISSOR

Exercício social 2018 – remuneração recebida em função do exercício do cargo no emissor

2018	Conselho de Administração	Diretoria	Conselho Fiscal	Total
Controladores diretos e indiretos	-	-	-	-
Controladas do emissor	-	15.659.718,15	-	15.659.718,15
Sociedades sob controle comum	-	-	-	-

Exercício social 2018 – demais remunerações recebidas, especificando a que títulos foram atribuídas

2018	Conselho de Administração	Diretoria	Conselho Fiscal	Total
Controladores diretos e indiretos	-	-	-	-
Controladas do emissor	-	-	-	-
Sociedades sob controle comum	-	-	-	-

Exercício social 2017 – remuneração recebida em função do exercício do cargo no emissor

2017	Conselho de Administração	Diretoria	Conselho Fiscal	Total
Controladores diretos e indiretos	-	-	-	-
Controladas do emissor	-	11.971.631,01	-	11.971.631,01
Sociedades sob controle comum	-	-	-	-

Exercício social 2017 – demais remunerações recebidas, especificando a que títulos foram atribuídas

2017	Conselho de Administração	Diretoria	Conselho Fiscal	Total
Controladores diretos e indiretos	-	-	-	-
Controladas do emissor	-	-	-	-
Sociedades sob controle comum	-	-	-	-

Exercício social 2016 – remuneração recebida em função do exercício do cargo no emissor

2016	Conselho de Administração	Diretoria	Conselho Fiscal	Total
Controladores diretos e indiretos	-	-	-	-
Controladas do emissor	-	22.121.622,53	-	22.121.622,53
Sociedades sob controle comum	-	-	-	-

Exercício social 2016 – demais remunerações recebidas, especificando a que títulos foram atribuídas

2016	Conselho de Administração	Diretoria	Conselho Fiscal	Total
Controladores diretos e indiretos	-	-	-	-
Controladas do emissor	-	-	-	-
Sociedades sob controle comum	-	-	-	-

13.16         OUTRAS INFORMAÇÕES RELEVANTES

Não há.

4.          RELATÓRIO ANUAL DO COMITÊ DE AUDITORIA ESTATUTÁRIO SOBRE AS DEMONSTRAÇÕES FINANCEIRAS DA COMPANHIA

O Comitê de Auditoria Estatutário (“CAE”) é um órgão estatutário vinculado ao Conselho de Administração da Gol Linhas Aéreas Inteligentes S.A. (“Companhia”), sendo composto por três membros independentes que integram o Conselho de Administração, os quais são eleitos pelos conselheiros anualmente, sendo um desses membros qualificado como Especialista Financeiro. O CAE tem como principais funções, nos termos do seu regimento interno: supervisionar a qualidade e a integridade dos relatórios e demonstrações financeiras, a aderência às normas legais, regulatórias e estatutárias, a adequação dos processos relativos à gestão de riscos, políticas e procedimentos de controles internos e as atividades dos auditores internos. Adicionalmente, o CAE supervisiona os trabalhos dos auditores independentes, incluindo a sua independência, a qualidade e a adequação dos serviços prestados, além de eventuais divergências de opiniões com a administração e aprova os honorários cobrados por esses. Dispõe sobre o registro e o exercício da atividade de auditoria independente no âmbito do mercado brasileiro de valores mobiliários (CVM), além de desempenhar a função de Audit Committee, atendendo ao disposto na Sarbanes Oxley Act, a qual a Companhia está sujeita por ser uma sociedade registrada na Securities and Exchange Commission (“SEC”). As transações com as partes relacionadas, as atividades relacionadas ao monitoramento de riscos e “compliance” e o funcionamento do canal de reclamações e denúncias instalado também são supervisionados pelo CAE.

As atividades desenvolvidas pelo CAE, por meio da realização de 6 reuniões. no exercício findo em 31 de dezembro de 2019 compreendem:

•      O coordenador do CAE estabeleceu as pautas e presidiu as reuniões do CAE;

•      Avaliou o plano anual de trabalho e discutiu os resultados das atividades desempenhadas pelos auditores independentes referentes ao exercício de 2019;

•      Supervisionou as atividades e o desempenho da auditoria interna da Companhia, analisando o plano anual de trabalho, discutindo o resultado das  desempenhadas e das revisões efetuadas. Os assuntos levantados pela auditoria interna sobre melhorias no ambiente de controles internos são discutidos com os gestores/diretores responsáveis com o objetivo de serem implementadas melhorias contínuas. Supervisionou e analisou a eficácia, qualidade e integridade dos mecanismos de controles internos, a fim de, entre outros, monitorar o cumprimento das disposições relacionadas à integridade das demonstrações financeiras, incluindo as informações financeiras trimestrais e outras demonstrações intermediárias;

•      Supervisionou em conjunto com a Administração e a auditoria interna os contratos de naturezas diversas entre a Companhia ou suas controladas, de um lado, e o acionista controlador, de outro lado, para verificar adequação às políticas e controles da Companhia com relação às operações com partes relacionadas;

•      Reuniu-se com os auditores independentes, Ernst & Young até a emissão das informações trimestrais para o período de três meses findo em 31 de março de 2019 e KPMG Auditores Independentes, tendo sido tratados, dentre outros, os seguintes temas: o relacionamento e a comunicação entre o CAE e os auditores externos, escopo dos trabalhos dos auditores, bem como as conclusões apresentadas por meio da execução do plano de trabalho dos Auditores Independentes; e

•      Elaborou o relatório de atividades e o funcionamento do CAE durante o ano de 2019, seguindo as boas práticas de governança corporativa bem como a regulamentação aplicável.

Sistemas de Controles Internos

Com base na agenda definida para o exercício de 2019, o CAE tratou dos principais temas relacionados aos controles internos da Companhia, avaliando as ações de mitigação de riscos e o comprometimento dos integrantes da alta administração com o seu aperfeiçoamento contínuo.

Como resultado das reuniões com as áreas internas da Companhia, o Comitê de Auditoria Estatutário teve a oportunidade de oferecer ao Conselho de Administração sugestões de melhoria nos processos, supervisionando os resultados já obtidos em 2019.

Com base nos trabalhos desenvolvidos ao longo de 2019, o CAE julga que o sistema de controles internos da Companhia e de suas controladas é adequado ao porte e complexidade de seus negócios e estruturado de modo a garantir a eficiência das suas operações, dos sistemas que geram os relatórios financeiros, bem como a observância às normas internas e externas aplicáveis.

Gerenciamento de Riscos Corporativos

Os membros do CAE, no exercício de suas atribuições e responsabilidades legais, receberam informações da Administração sobre os riscos corporativos relevantes, inclusive os riscos de continuidade, fazendo as suas avaliações e recomendações para aumentar a eficácia dos processos de gestão de risco, diretamente nas reuniões do Conselho de Administração, contribuindo e ratificando as ações implementadas em 2019.

Conclusão

O CAE julgou adequados os fatos que lhe foram submetidos por ocasião dos trabalhos executados e descritos no presente Relatório, recomendando, em seu parecer, a aprovação das demonstrações financeiras auditadas da Companhia relativas ao exercício findo em 31 de dezembro de 2019.

São Paulo, 28 de fevereiro de 2020.

André Béla Jánszky

Membro do Comitê de Auditoria Estatutário

Antônio Kandir

Membro do Comitê de Auditoria Estatutário

Francis James Leahy Meaney

Membro do Comitê de Auditoria Estatutário

5.          DECLARAÇÃO DOS ADMINISTRADORES DE QUE REVIRAM, DISCUTIRAM E CONCORDARAM COM AS DEMONSTRAÇÕES FINANCEIRAS DA COMPANHIA

Em observância as disposições constantes da Instrução CVM nº480/09, os diretores declaram que discutiram, revisaram e concordaram com as demonstrações financeiras relativas ao exercício findo em 31 de dezembro de 2019.

São Paulo, 28 de fevereiro de 2020.

Paulo Sérgio Kakinoff

Diretor Presidente

Richard Freeman Lark Jr.

Diretor Vice-Presidente Financeiro e DRI

6.          DECLARAÇÃO DOS ADMINISTRADORES DE QUE REVIRAM, DISCUTIRAM E CONCORDARAM COM AS OPINIÕES EXPRESSAS NO PARECER DOS AUDITORES INDEPENDENTES

Em observância as disposições constantes da Instrução CVM nº 480/09, a Diretoria declara que discutiu, revisou e concordou com a opinião expressa no relatório do auditor independente, KPMG Auditores Independentes, sobre as demonstrações financeiras individuais e consolidadas relativas ao exercício findo em 31 de dezembro de 2019.

São Paulo, 28 de fevereiro de 2020.

Paulo Sérgio Kakinoff

Diretor Presidente

Richard Freeman Lark Jr.

Diretor Vice-Presidente Financeiro e DRI

7.          PARECER DO CONSELHO FISCAL

O Conselho Fiscal da Gol Linhas Aéreas Inteligentes S.A., no exercício de suas atribuições legais e estatutárias, tendo examinado o Relatório da Administração, o Balanço Patrimonial, a Demonstração do Resultado, a Demonstração do Resultado Abrangente, a Demonstração dos Fluxos de Caixa, a Demonstração das Mutações do Patrimônio Líquido, a Demonstração do Valor Adicionado e as respectivas Notas Explicativas, individuais e consolidados, relativos ao exercício social encerrado em 31 de dezembro de 2019, e acompanhado pelo relatório dos Auditores Independentes, é de opinião que as citadas peças refletem adequadamente a situação patrimonial e a posição econômico-financeira da Companhia em 31 de dezembro de 2019, reconhecendo que estão em condições de serem deliberadas pela Assembleia Geral Ordinária.

São Paulo, 28 de fevereiro de 2020.

Renato Chiodaro

Presidente do Conselho Fiscal

Marcelo Moraes

Membro do Conselho Fiscal

Marcela de Paiva

Membro do Conselho Fiscal

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 16, 2020

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/s/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.